

2024 Annual Report

Property Locations



Portland **Columbia River Gorge**

Boston **Newport**

Chicago

Washington, DC

San Francisco
Santa Cruz

West Los Angeles
Santa Monica

Del Mar
San Diego

Jekyll Island

Naples **Hollywood**

Key West

Boston, MA
Hyatt Regency Boston Harbor
The Liberty, a Luxury Collection Hotel, Boston
Revere Hotel Boston Common
W Boston
The Westin Copley Place, Boston

Chicago, IL
Hotel Chicago Downtown, Autograph Collection
The Westin Michigan Avenue Chicago

Columbia River Gorge, WA
Skamania Lodge

Florida & Georgia Gold Coast
Inn on Fifth
Jekyll Island Club Resort
LaPlaya Beach Resort & Club
Margaritaville Hollywood Beach Resort
The Marker Key West Harbor Resort
Southernmost Beach Resort Key West

Los Angeles, CA
Chamberlain West Hollywood Hotel
Hotel Palomar Los Angeles Beverly Hills
Hotel Ziggy Los Angeles
Hyatt Centric Delfina Santa Monica
Le Parc at Melrose
Mondrian Los Angeles
Montrose at Beverly Hills
Viceroy Santa Monica Hotel
W Los Angeles – West Beverly Hills

Newport, RI
Newport Harbor Island Resort

Portland, OR
The Hotel Zags
The Nines, a Luxury Collection Hotel, Portland

San Diego, CA
Embassy Suites San Diego Bay – Downtown
Estancia La Jolla Hotel & Spa
Hilton San Diego Gaslamp Quarter
L'Auberge Del Mar
Margaritaville Hotel San Diego Gaslamp Quarter
Paradise Point Resort & Spa
San Diego Mission Bay Resort
The Westin San Diego Gaslamp Quarter

San Francisco, CA
Argonaut Hotel
Chaminade Resort & Spa
Harbor Court Hotel San Francisco
Hotel Zelos San Francisco
Hotel Zephyr Fisherman's Wharf
Hotel Zeppelin San Francisco
Hotel Zetta San Francisco
1 Hotel San Francisco

Washington, DC
George Hotel
Hotel Monaco Washington DC
Hotel Zena Washington DC
Viceroy Washington DC

TO OUR FELLOW SHAREHOLDERS

As we reflect on 2024, we are pleased to report a year characterized by resilience, reinvestment, and renewal. Through a focused investment strategy, thoughtful capital allocation, and a relentless focus on excellence and operating efficiency, we have made meaningful progress in enhancing the quality of our portfolio, elevating guest experiences, improving our individual property operating models, and positioning Pebblebrook for sustained growth. Our lifestyle resorts delivered strong performance, benefitting from significant strategic improvements we've made in recent years at so many of our resort properties, alongside a recovery in group business and the revival of leisure travel. In addition, our urban properties continued their steady recovery, driven by improving business group, transient, and leisure travelers returning to the cities.

In 2024, our Same-Property occupancy climbed nearly three percentage points, reaching 71%, underscoring continued demand recovery and resiliency across our markets. Our urban hotels notably benefitted from robust demand growth in key markets such as San Diego, Boston, and Chicago. Although urban occupancy remains well below pre-pandemic levels, we see this as a substantial growth opportunity in the years ahead, driven by a continued normalization of business travel, growing convention activity, and a resurgence of leisure travel to the major urban markets.

Our resorts achieved similarly strong results, with occupancy rising nearly three percentage points from 2023. This performance reinforces our strategic shift to reduce our portfolio's reliance on business transient travelers by targeting increased business group and leisure transient customers through thoughtful strategic acquisitions of resorts and dispositions of urban hotels, combined with a significant reinvestment in our portfolio.

During the first half of 2024, we successfully completed our $525 million multi-year strategic capital reinvestment and redevelopment program. We completed several pivotal multi-year projects, including the comprehensive $50 million transformation and upscaling of Newport Harbor Island Resort, the $26 million luxury renovation and repositioning of Estancia La Jolla Hotel & Spa, and Skamania Lodge's $20 million expansion into alternative lodging, which includes luxury glamping units, cabins, and villas, as well as infrastructure to support many more units in the future. These substantial investments have significantly enhanced the quality and appeal of our portfolio, positioning us for meaningful RevPAR and market share gains, along with robust growth in non-room revenues.

At LaPlaya Beach Resort & Club in Naples, Florida, we have made tremendous progress in repairing and restoring this spectacular beachside resort following the impact of Hurricanes Helene and Milton in late 2024. The resort was fully operational by mid-January 2025 except for 20 ground floor rooms, with those rooms targeted to be completed in the second quarter of 2025. As part of the restoration process following Hurricane Ian, we implemented significant structural enhancements to further fortify the resort against future storms, providing for greater durability and resilience. The benefits of these improvements were evident in the aftermath of Helene and Milton, as the resort experienced relatively minimal damage, reduced downtime, and a far more efficient recovery. Building on this success, we plan to undertake additional upgrades in 2025 to further enhance LaPlaya's resilience, ensuring it remains a premier Gulf Coast leisure destination while improving its ability to withstand and more quickly recover from future weather challenges. We have taken the best ideas from our experience with LaPlaya and strengthened our portfolio overall.

In 2024, our recently redeveloped and repositioned properties significantly outperformed expectations, achieving occupancy growth of 4.7 percentage points and Total RevPAR growth of 6.3%, leading to a remarkable competitive market share gain of 1,100 basis points. Notably, Embassy Suites San Diego Downtown, Westin San Diego Gaslamp Quarter, Margaritaville San Diego Gaslamp, and 1 Hotel San Francisco demonstrated impressive market share improvements. These results validate our strategic approach to redevelopment and the attractive returns we can achieve on these investments, and we anticipate continued upside from these properties well into 2027.

Beyond reinvesting in our properties, we remain committed to disciplined capital allocation to drive shareholder value. In 2024, we repurchased nearly $15 million of common shares at an approximate 50% discount to our most recently published Net Asset Value ("NAV") per share. These actions underscore our confidence in the intrinsic value of our portfolio and our dedication to maximizing shareholder returns.

Our balance sheet also remains robust, supported by prudent and thoughtful debt management. During the year, we successfully engineered $1.6 billion in debt financings and extensions, including a well-timed issuance of $400 million in senior unsecured notes in September. With these proactive steps, along with substantial free cash flow, we lowered our Net Debt to EBITDA ratio to 5.8x, increased our liquidity with over $217 million in cash on hand plus our $650 million unused unsecured credit facility, and have no significant debt maturities until late 2026.

We also continued to make significant progress on our sustainability initiatives. Over the last six years, we have achieved notable milestones enhancing our sustainability best practices and further advancing toward our 2030 goal of a 35% reduction in greenhouse gas emissions intensity. Our commitment to comprehensive sustainability remains a focus, and we continue to enhance resource efficiency and reduce the environmental impact across our portfolio.

Our distinct collection of independent and lifestyle properties, Curator Hotel & Resort Collection, which we co-founded with several other leading hotel owners and management companies in 2020, continued to deliver significant cost savings for Pebblebrook and its other 60 member hotels. Curator has proven instrumental in enhancing operating efficiencies, reducing costs, and driving technological advancement across Curator's member hotels, including our own, contributing to our ongoing operational improvements and competitive positioning.

Across our portfolio, we continue to make significant progress in enhancing operating efficiencies through close collaboration with our hotel operators. By refining property operating practices while maintaining high service standards, we achieved another year-over-year increase in customer satisfaction scores and rankings in 2024, now notably higher than pre-pandemic levels. Our success in improving productivity stems from fully implementing best practices, rigorous auditing of those practices, extensive benchmarking, and leveraging technology to reduce waste, optimize staffing, and lower energy and utility costs. We are also testing and integrating innovative technologies to improve automation and operating efficiencies, with Curator playing a key role in testing and securing favorable pricing for these advancements.

At the same time, we've intensified our efforts to reduce costs across all departments and functions at each of our hotels and resorts. Through targeted property investments and operational improvements, we're also actively mitigating risk and driving meaningful savings.

As we look forward to 2025, we are cautiously optimistic. Despite the headwinds from the unfortunate wildfires in Los Angeles at the start of the year and uncertainties stemming from changing potential government trade and tax policies, we see numerous growth opportunities. These include the ongoing recovery in leisure and business travel, strong convention calendars in San Francisco, Washington D.C., San Diego, and Boston, and minimal new hotel supply in our markets. Our significantly reduced capital expenditure requirements due to the completion of our multi-year strategic investment program, combined with the expected ramp-up of operating performance at our redeveloped properties, present considerable opportunities to drive faster organic growth and enhanced profitability.

Our high-quality portfolio, strategic positioning, and the strength and extensive experience of our management team position us well to successfully and effectively navigate an uncertain and changing world and emerge stronger.

We sincerely appreciate your continued trust and support. We remain committed to executing our strategy, maximizing shareholder value, and capitalizing on the numerous opportunities ahead.

Sincerely,

Jon E. Bortz
Chairman and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission File Number 001-34571

PEBBLEBROOK HOTEL TRUST
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**27-1055421**
(State of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
4747 Bethesda Avenue, Suite 1100, Bethesda, Maryland	**20814**
(Address of Principal Executive Offices)	**(Zip Code)**

(240) 507-1300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Common Shares, $0.01 par value per share	PEB	New York Stock Exchange
Series E Cumulative Redeemable Preferred Shares, $0.01 par value	PEB-PE	New York Stock Exchange
Series F Cumulative Redeemable Preferred Shares, $0.01 par value	PEB-PF	New York Stock Exchange
Series G Cumulative Redeemable Preferred Shares, $0.01 par value	PEB-PG	New York Stock Exchange
Series H Cumulative Redeemable Preferred Shares, $0.01 par value	PEB-PH	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☑ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☑ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☑ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ☑ No

The aggregate market value of the 118,216,086 common shares of beneficial interest of the registrant held by non-affiliates of the registrant was $1.6 billion based on the closing sale price on the New York Stock Exchange for such common shares of beneficial interest as of June 30, 2024.

The number of common shares of beneficial interest outstanding as of February 21, 2025 was 119,813,965.

_____

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for its 2025 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission on or before April 30, 2025) are incorporated by reference into this Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

Pebblebrook Hotel Trust

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report, together with other statements and information publicly disseminated by us, contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may", "will", "should", "potential", "could", "seek", "assume", "forecast", "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions. Forward-looking statements in this report include, among others, statements about our business strategy, including acquisition and development strategies, industry trends, estimated revenues and expenses, estimated costs and durations of renovation or restoration projects, timing and extent of debt refinancings, estimated insurance recoveries, our ability to realize deferred tax assets and expected liquidity needs and sources (including capital expenditures and our ability to obtain financing or raise capital). You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and which could materially affect actual results, performance or achievements. These factors include, but are not limited to, the following:

- risks associated with the hotel industry, including competition, changes in visa and other travel policies by the U.S. government making it less convenient, more difficult or less desirable for international travelers to enter the U.S., increases in employment costs, energy costs and other operating costs, or decreases in demand caused by events beyond our control, including, without limitation, actual or threatened terrorist attacks, natural disasters, cyber attacks, any type of flu or disease-related pandemic, or downturns in general and local economic conditions;

- world events impacting the ability or desire of people to travel may lead to a decline in demand for hotels;

- the availability and terms of financing and capital and the general volatility of securities markets;

- our dependence on third-party managers of our hotels, including our inability to implement strategic business decisions directly;

- risks associated with the U.S. and global economies, the cyclical nature of hotel properties and the real estate industry, including environmental contamination and costs of complying with new or existing laws, including the Americans with Disabilities Act and similar laws;

- interest rate increases;

- our possible failure to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended ("the Code") and the risk of changes in laws affecting REITs;

- the timing and availability of potential hotel acquisitions, our ability to identify and complete hotel acquisitions and our ability to complete hotel dispositions in accordance with our business strategy;

- the possibility of uninsured losses;

- risks associated with redevelopment and repositioning projects, including delays and cost overruns; and

- the other factors discussed under *Risk Factors* in Part I, Item 1A of this Annual Report on Form 10-K.

Accordingly, there is no assurance that our expectations will be realized. Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The "Company", "we" or "us" mean Pebblebrook Hotel Trust, a Maryland real estate investment trust, and one or more of its subsidiaries (including Pebblebrook Hotel, L.P., our operating partnership), or, as the context may require, Pebblebrook Hotel Trust only or Pebblebrook Hotel, L.P. only.

PART I

Item 1. Business.

General

Pebblebrook Hotel Trust is an internally managed hotel investment company, formed as a Maryland real estate investment trust in October 2009 to opportunistically acquire and invest in hotel properties located primarily in major United States cities and resort properties located near our primary target urban markets and select destination resort markets, with an emphasis on major gateway coastal markets. As of December 31, 2024, the Company owned interests in 46 hotels with a total of 11,933 guest rooms.

Substantially all of the Company's assets are held by, and all of the Company's operations are conducted through, Pebblebrook Hotel, L.P. (our "Operating Partnership"). The Company is the sole general partner of our Operating Partnership. At December 31, 2024, the Company owned 99.2% of the common limited partnership units issued by our Operating Partnership ("common units"). The remaining 0.8% of the common units are owned by the other limited partners of our Operating Partnership. For the Company to maintain its qualification as a REIT under the Code, it cannot operate the hotels it owns. Therefore, our Operating Partnership and its subsidiaries lease the hotel properties to subsidiaries of Pebblebrook Hotel Lessee, Inc. (collectively with its subsidiaries, "PHL"), our taxable REIT subsidiary ("TRS"), which in turn engage third-party eligible independent contractors to manage the hotels. PHL is consolidated into the Company's financial statements.

Business Objectives and Strategies

Acquisitions/Investments

We invest in hotel properties located primarily within major United States cities and resort properties located near our primary target urban markets and select destination resort markets, with an emphasis on major gateway coastal markets and leisure destinations. Our hotel properties are located in Boston, Massachusetts; Chicago, Illinois; Hollywood, Florida; Jekyll Island, Georgia; Key West, Florida; Los Angeles, California (Beverly Hills, Santa Monica, and West Hollywood); Naples, Florida; Newport, Rhode Island; Portland, Oregon; San Diego, California; San Francisco, California; Santa Cruz, California; Stevenson, Washington; and Washington, D.C. We believe these markets have barriers-to-entry and provide diverse sources of meeting and room night demand generators. In addition, we also opportunistically target investments in resort properties located near our primary urban target markets and select destination resort markets such as southern Florida and southern California. We focus on both branded and independent full-service "upper-upscale" hotels. The full-service hotels on which we focus our investment activity generally have one or more restaurants, lounges, meeting facilities and other amenities, as well as high levels of customer service. We believe that our target markets, including the major gateway markets and leisure destinations, are characterized by barriers-to-entry and that room-night demand and average daily rate ("ADR") growth of these types of hotels and resorts will outperform the national average over the long-term, as they have in past cyclical recoveries and growth periods. In this report, unless the context indicates otherwise, the term "hotels" refers to "hotels and resorts" and the term "hotel properties" refers to "hotel and resort properties."

We perform and utilize extensive research to evaluate any target market and property, including a detailed review of the long-term economic outlook, trends in local demand generators, competitive environment, property systems and physical condition and property financial performance. Specific acquisition criteria may include, but are not limited to, the following:

- premier locations, facilities and other competitive advantages that are not easily replicated;

- barriers-to-entry in the market, such as scarcity of development sites, regulatory hurdles, high per-room development costs and long lead times for new development;

- acquisition prices at a discount to replacement cost;

- properties not subject to long-term management contracts with hotel management companies;

- potential return on investment initiatives, including redevelopment, rebranding, redesign, expansion and change of management;

- opportunities to implement value-added operational improvements; and

- strong demand growth characteristics supported by favorable demographic indicators.

We believe that upper-upscale, full-service hotels and resorts and upscale hotels located in major U.S. urban, convention and drive-to and destination resort markets are likely to generate some of the most favorable risk-adjusted returns in the lodging industry over the long-term. We believe that portfolio diversification will allow us to benefit from growth in various customer categories, including business transient, leisure transient and group and convention room-night demand. We believe that hotel supply growth will be favorable, declining significantly from the historical growth rate prior to the pandemic with minimal new hotel openings in a number of our markets for many years.

We generally seek to enter into flexible management contracts, when possible, with third-party hotel management companies for the operation of our hotels and resorts that provide us with the ability to replace operators and/or reposition properties, to the extent that we determine to do so and align our operators with our objective of maximizing our return on investment. In addition, we believe that flexible management contracts facilitate the sale of hotels, and we may seek to sell hotels opportunistically if we believe sales proceeds may be used to repay debt, repurchase our shares or invest in other hotel properties that offer more attractive risk-adjusted returns.

We may engage in full or partial redevelopment, renovation and repositioning of certain properties, as we seek to maximize the financial performance of our hotels. In addition, we may acquire properties that require significant capital improvement, renovation or refurbishment. We also may acquire hotel properties that we believe would benefit from significant redevelopment or expansion, including, for example, adding guest rooms, meeting facilities or other amenities.

We may consider acquiring outstanding debt secured by a hotel property from lenders and investors if we believe the returns will be attractive or if we can foreclose on or acquire ownership of the property in the near-term. In connection with our acquisitions, generally we do not, but we may choose to opportunistically, originate or purchase any debt financing or preferred equity. Additionally, we have co-invested, and may in the future co-invest, in hotels and debt with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for a property, partnership, joint venture or other entity.

Asset Management

While we do not operate our hotel properties, both our asset management team and our executive management team monitor and work cooperatively with our hotel managers by advising and making recommendations in all aspects of our hotels' operations, including property positioning and repositioning, revenue and expense management, operations analysis, physical design, renovation and capital improvements, guest experience and overall strategic direction. We believe we can add significant value to our portfolio through our intensive asset management strategies. Our executives and asset management team have significant experience in hotel operations and creating and implementing innovative asset management initiatives.

We have developed strategic short- and long-term capital investment plans to enhance our hotels' profitability through the strategic use of, among others, expansions, additions, renovations, technology upgrades and modifications, and energy efficiency improvements. We are also focused on revenue and expense management at our properties. We work closely with our hotel operators to evaluate optimal market mix and pricing strategies, ensure quality staffing and appropriate management focus, implement best practices to minimize expenses and aggressively monitor and evaluate our hotels' operations and performance.

Curator

We and four industry-leading hotel operators are founding members of Curator Hotel & Resort Collection, a collection of small brands and independent lifestyle hotels and resorts worldwide. Curator's distinct owner-centric platform offers an alternative for independent lifestyle hotels and resorts seeking to strengthen their performance, providing its members with best-in-class agreements, services and technology, while allowing members to retain their unique identities. We own a majority of the equity interests in Curator, which is consolidated in our consolidated financial statements.

Financing Strategies

Over time, we intend to finance our long-term growth with issuances of common and preferred equity securities and debt financings having staggered maturities. Our debt includes senior unsecured credit facilities, term loans, convertible debt, unsecured notes and mortgage debt secured by our hotel properties and may in the future include other unsecured debt.

We anticipate using net proceeds from equity and debt offerings and property sales to fund future acquisitions as well as for property redevelopments, return-on-investment initiatives, share repurchases and working capital requirements. Subject to market conditions, we intend to repay amounts outstanding under our senior unsecured revolving credit facilities or our other indebtedness from time to time with proceeds from periodic common and preferred equity issuances, long-term debt financings, cash flows from operations and opportunistic or strategic dispositions.

When purchasing hotel properties, we may issue limited partnership interests in our Operating Partnership as full or partial consideration to sellers who may desire to take advantage of tax deferral on the sale of a hotel or participate in the potential appreciation in value of our common shares of beneficial interest ("common shares").

Competition

We compete for hotel investment opportunities with institutional investors, private equity investors, other REITs and numerous local, regional, national and international owners, including franchisors, in each of our target markets. Some of these entities have substantially greater financial resources than we do and may be able and willing to accept more risk than we can prudently manage. Competition generally may increase the bargaining power of property owners seeking to sell and reduce the number of suitable investment opportunities offered to us or purchased by us.

The hotel industry is highly competitive. Our hotels compete with other hotels and alternative lodging for guests in our markets. Competitive factors include, among others, location, convenience, brand affiliation, room rates, range of services, facilities and guest amenities or accommodations offered and quality of guest service. Competition in our hotels' markets includes competition from existing, newly renovated and newly developed hotels. Competition can adversely affect our hotels' occupancy, ADR and room revenue per available room ("RevPAR"), and thus our financial results. We may be required to provide additional amenities, incur additional costs or make capital improvements that we otherwise might not choose to make, which may adversely affect our profitability.

Seasonality

Demand in the lodging industry is affected by recurring seasonal patterns which are greatly influenced by overall economic cycles, geographic locations, weather and customer mix at the hotels. Generally, our hotels have lower revenue, operating income and cash flow in the first quarter of each year and higher revenue, operating income and cash flow in the third quarter of each year.

Regulations

Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as an owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated, and therefore it is possible we could incur these costs even after we sell a property. In addition to the cleanup costs, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow using the property as collateral or to sell the property. Under environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if they suffer injury from the asbestos. Some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws requiring a business using chemicals (such as swimming pool chemicals at a hotel property) to manage them carefully and notify local officials that the chemicals are being used.

We could be responsible for any of the costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our shareholders. Prior to closing a property acquisition, we obtain Phase I environmental site assessments ("ESAs"), in order to attempt to identify potential environmental concerns at the properties. These assessments are carried out in accordance with an appropriate level of due diligence and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historical aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the results of the Phase I ESAs or other information indicates possible contamination or where our consultants recommend such procedures. However, these Phase I ESAs or other investigations may not reveal all environmental costs that might have a material adverse effect on our business, assets, results of operations or liquidity and may not identify all potential environmental liabilities.

We believe that our hotels comply, in all material respects, with all federal, state and local environmental ordinances and regulations regarding hazardous or toxic substances and other environmental matters, the violation of which could have a material adverse effect on us. We have not received written notice from any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our properties.

Our properties must comply with Title III of the Americans with Disabilities Act (the "ADA") to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require the removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in litigation, retrofit costs and imposition of fines or an award of damages to private litigants. Additionally, properties that we may acquire may not comply with the requirements of the ADA, and we endeavor to identify such noncompliance prior to our acquisition. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and make alterations as appropriate in this respect.

Tax Status

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. As a result, we generally are not subject to corporate federal income tax on that portion of our REIT taxable income that we currently distribute to our shareholders. A REIT is subject to numerous organizational and operational requirements, including requirements concerning the nature of our gross income and assets and specifying that we must distribute at least 90 percent of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains) each year. We will be subject to U.S. federal income tax on our taxable income at regular corporate rates if we fail to qualify as a REIT for U.S. federal income tax purposes in any taxable year, or to the extent we distribute less than 100 percent of our REIT taxable income. We will also not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year during which qualification is lost. Even if we continue to qualify as a REIT for U.S. federal income tax purposes, we will be subject to certain state and local income, franchise and property taxes.

To maintain our qualification as a REIT under the Code, we cannot operate the hotels we own and acquire. Therefore, our Operating Partnership and its subsidiaries lease our hotel properties to our TRS lessees who in turn engage third-party eligible independent contractors to manage our hotels. The earnings of TRS lessees are subject to taxation like other regular C corporations.

Joint Venture

We hold a 99.99% controlling interest in The Liberty, a Luxury Collection Hotel, Boston. Since we hold a controlling interest, the joint venture has been consolidated in our financial statements. The 0.01% interest of the third-party partner is included in non-controlling interests in the consolidated balance sheets.

Human Capital

Our human capital management objectives are to attract, recruit, hire, develop and promote a highly talented, diverse workforce. We maintain strong corporate governance standards. We offer competitive compensation and benefits programs designed to create and maintain shareholder value and not encourage excessive risk-taking.

We are committed to creating and maintaining a work environment of respect for all human beings regardless of race, gender identity, sexual orientation, accessibility needs, religion, political orientation, veteran status, and culture.

Creating a healthy environment for our employees is a top priority. We provide employees with standing desks, ergonomic desk chairs, a desk wellness series and complimentary fitness center memberships. We are deeply committed to our community, through volunteering, donations and sourcing locally, when available.

We currently employ 60 full-time employees. None of our employees is a member of a union. However, some employees of the hotel managers of several of our hotels are currently represented by labor unions and are subject to collective bargaining agreements.

Available Information

Our Internet website is located at www.pebblebrookhotels.com. Copies of the charters of the committees of our board of trustees, our code of business conduct and ethics and our corporate governance guidelines are available on our website. All reports that we have filed with the United States Securities and Exchange Commission (the "SEC") including this Annual Report on Form 10-K and our current reports on Form 8-K, can be obtained free of charge from the SEC's website at www.sec.gov or through our website.

Item 1A. Risk Factors.

The following summary and discussion sets forth some of the risks associated with our business and should be considered carefully. These risks are interrelated and you should treat them as a whole. Additional risks and uncertainties not presently known to us may also materially and adversely affect our business operations, the value of our shares and our ability to pay dividends to our shareholders. In connection with the forward-looking statements that appear in this Annual Report on Form 10-K, in these risk factors and elsewhere, you should carefully review the section titled "*Forward-Looking Statements.*"

Summary of Risk Factors

Risks Related to Our Business and Properties

- Risks related to the potential loss of our executive officers

- Risks related to third-party management companies

- Risks related to the purchase or sale of hotel properties

- Risks related to financing and use of financial institutions

- Risks related to financial performance

- Risks related to restrictive covenants

- Risks related to highly competitive markets and regional downturns

- Risks related to our TRS lessee structure

- Risks related to investment decisions

- Risks related to conflicts of interest

- Risks related to joint ventures and franchise agreements

Risks Related to Debt and Financing

- Risks related to debt service obligations

- Risks related to our existing indebtedness

- Risks related to "cash trap" provisions

- Risks related to refinancing or defaulting on debt

- Risks related to acquiring outstanding debt

Risks Related to the Lodging Industry

- Risks related to hotel profitability

- Risks related to operations

- Risks related to competition for acquisitions

- Risks related to the seasonality and cyclical nature of the lodging industry

- Risks related to capital expenditure requirements

- Risks related to hotel and resort development

- Risks related to changing technology and its effects on the lodging industry and cyber-attacks

- Risks related to hotel personnel and unionization

- Risks related to natural disasters, climate change and other environmental factors and regulations

- Risks related to terrorist attacks

- Risks related to underinsurance or lack of insurance

- Risks related to unknown or contingent liabilities

- Risks related to compliance with federal law and other legislative changes

- Risks related to potential litigation

General Risks Related to the Real Estate Industry

- Risks related to illiquidity of real estate investments

- Risks related to changing tax regimes in states and localities in which we own property

- Risks related to liabilities under environmental laws

Risks Related to Our Organization and Structure

- Risks related to change of control

- Risks related to ownership limitations in our declaration of trust

- Risks related to actions against our trustees and officers

- Risks related to changes in major policies

- Risks related to further issuances of securities

- Risks related to future offerings of debt securities or preferred shares

- Risks related to the rights of holders of common shares or preferred shares

- Risks related to employment agreements with our executive officers

- Risks related to internal controls

U.S. Federal Income Tax Risk Factors

- Risks related to potential failures to qualify as a REIT, whether by us or by LaSalle prior to the merger

- Risks related to REIT requirements

- Risks related to distributions of REIT taxable income

- Risks related to our TRS and TRS lessees

- Risks related to our Operating Partnership

- Risks related to taxation on dividends

- Risks related to subsidiary REITs

- Risks related to revocation of our REIT qualification

- Risks related to share ownership restrictions

- Risks related to prohibited transactions tax

- Risks related to legislative or regulatory tax changes

Risks Related to Our Business and Properties

We depend on the efforts and expertise of our executive officers and would be adversely affected by the loss of their services.

We depend on the efforts and expertise of Jon E. Bortz, our Chairman and Chief Executive Officer, and our two other executive officers, to execute our business strategy. The loss of their services, and our inability to quickly identify and hire suitable replacements could adversely affect our business activities, including, without limitation, relationships with shareholders, lenders, management companies and other industry personnel.

Our returns could be negatively impacted if the third-party management companies that operate our hotels do not manage our hotel properties effectively.

Because U.S. federal income tax laws restrict REITs and their subsidiaries from operating or managing a hotel, we do not operate or manage any of our hotel properties. Instead, we lease all of our hotel properties to subsidiaries that qualify as TRSs, under applicable REIT laws, and our TRS lessees retain third-party managers to operate our hotels pursuant to management contracts. Our cash flow from the hotels may be adversely affected if our managers fail to provide quality services and amenities or if they or their affiliates fail to maintain a quality brand name. In addition, our managers or their affiliates may manage, and in some cases may own, invest in or provide credit support or operating guarantees, to hotels that compete with hotel properties that we own or acquire, which may result in conflicts of interest and decisions regarding the operation of our hotels that are not in our best interests.

We do not have the authority to require any hotel property to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel property (for example, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR and ADR, we cannot force the management company to change its method of operating our hotels. We generally will attempt to resolve issues with our managers through discussions and negotiations. However, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate the dispute or submit the matter to third-party dispute resolution. We can only seek redress if a management company violates the terms of the applicable management contract with a TRS lessee, and then only to the extent of the remedies provided for under the terms of the management contract. Additionally, in the event that we need to replace any management company, we may be required by the terms of the management contract to pay substantial termination fees and may experience significant disruptions at the affected hotels.

Due to our exclusive focus on hotels and resorts, and our concentration in hotel investments primarily in major gateway urban and resort markets, a downturn in the lodging industry generally or regional downturns in the markets in which we operate would adversely affect our operations and financial condition.

Our primary business is hotel-related. Therefore, a downturn in the lodging industry, in general, and markets (especially West Coast major gateway metropolitan markets) in which we operate, in particular, would have a material adverse effect on our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

If we cannot obtain financing, our growth will be limited.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we are required to distribute at least 90 percent of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gains) each year to our shareholders and we generally expect to make distributions in excess of such amount. As a result, our ability to retain earnings to fund acquisitions, redevelopment and development or other capital expenditures is and will continue to be limited. Although our business strategy contemplates future access to debt financing (in addition to our senior unsecured revolving credit facilities, senior notes and term loans) to fund acquisitions, redevelopment, development, return on investment initiatives and working capital requirements, there can be no assurance that we will be able to obtain such financing on favorable terms or at all. Events in financial markets have adversely impacted the credit markets, and they may do so in the future, and, as a result, credit can become significantly more expensive and difficult to obtain, if available at all. Tightening credit markets may have an adverse effect on our ability to obtain financing on favorable terms, if at all, thereby increasing financing costs and/or requiring us to accept financing with increased restrictions and/or significantly higher interest rates. If adverse conditions in the credit markets – in particular with respect to real estate or lodging industry finance – materially deteriorate, our business could be materially and adversely affected.

Our ability to make distributions to our shareholders is subject to fluctuations in our financial performance, operating results and capital improvements requirements.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we are required to distribute at least 90 percent of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gains) each year to our shareholders and we generally expect to make distributions in excess of such amount. In the event of downturns in our operating results, unanticipated capital improvements to our hotel properties or other factors, we may be unable to declare or pay distributions to our shareholders or may pay such distributions in a combination of cash and our common shares. The timing and amount of distributions are in the sole discretion of our board of trustees which will consider, among other factors, our financial performance, any debt service obligations, any debt covenants and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to fund distributions.

We may pay taxable distributions in cash and our common shares, in which case shareholders may sell their common shares to pay tax on such distributions, placing downward pressure on the market price of our common shares.

We may distribute taxable distributions that are payable in cash and common shares at the election of each shareholder. If we made a taxable distribution payable in cash and common shares, taxable shareholders receiving such distributions will be required to include the full amount of the distribution as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, shareholders may be required to pay income tax with respect to such distributions in excess of the cash distributions received. If a U.S. shareholder sells the common shares that it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our common shares at the time of the sale. Furthermore, with respect to certain non-U.S. shareholders, we may be required to withhold U.S. federal income tax with respect to such distributions, including in respect of all or a portion of such distribution that is payable in common shares. If we made a taxable distribution payable in cash and our common shares and a significant number of our shareholders determine to sell our common shares in order to pay taxes owed on distributions, it may put downward pressure on the trading price of our common shares.

Restrictive covenants in our management contracts could preclude us from taking actions with respect to the sale or refinancing of a hotel property that would otherwise be in our best interest.

We may enter into management contracts that contain some restrictive covenants or acquire properties subject to existing management contracts that do not allow the flexibility we seek, including management contracts that restrict our ability to terminate the contract or require us to pay significant termination fees. For example, the terms of some management contracts may restrict our ability to sell a property unless the purchaser is not a competitor of the manager and assumes the related management contract and meets specified other conditions which may preclude us from taking actions that would otherwise be in our best interest or could cause us to incur substantial expense.

We invest primarily in upper-upscale hotel properties, which, as a highly competitive sector and generally subject to greater volatility than most other lodging sectors, could negatively affect our profitability.

The business of owning upper-upscale hotels and resorts is highly competitive. Ours compete on the basis of location, room rates, quality, service levels, reputation and reservations systems, among many factors. There are many competitors who own upper-upscale hotels and resorts, and many of these competitors may have substantially greater marketing and financial resources than we have. This competition could reduce occupancy levels and RevPAR at our hotels. In addition, in periods of weak demand, as may occur during a general economic recession, profitability is adversely affected by the relatively high fixed costs of operating upper-upscale hotels and resorts.

Our TRS lessee structure subjects us to the risk of increased hotel operating expenses.

Our leases with our TRS lessees require our TRS lessees to pay rent based in part on revenues from our hotels. Our operating risks include decreases in hotel revenues and increases in hotel operating expenses, which would adversely affect our TRS lessees' ability to pay rent due under the leases, including but not limited to increases in: wage and benefit costs, which may include an increase in minimum wages and health benefit costs; repair and maintenance expenses; property taxes; insurance costs; and other operating expenses. Increases in these operating expenses can have a significant adverse impact on our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

Our hotels operated under franchise agreements are subject to risks arising from adverse developments with respect to the franchise brand and to costs associated with maintaining the franchise license.

Certain of our hotel properties operate under franchise agreements and we anticipate that some of the hotels we acquire in the future will operate under franchise agreements. We are therefore subject to the risks associated with concentrating hotel investments in several franchise brands, including reductions in business following negative publicity related to one of the brands or the general decline of a brand.

Maintenance of franchise licenses for branded hotel properties is subject to franchisors' operating standards and other terms and conditions including the requirement to make certain capital improvements. Franchisors periodically inspect hotel properties to ensure that we and our lessees and management companies follow their standards. Failure by us, one of our TRS lessees or one of our third-party management companies to maintain these standards or other terms and conditions could result in a franchise license being canceled. If a franchise license is canceled due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which varies by franchisor and by hotel property.

The loss of a franchise license could materially and adversely affect the operations and the underlying value of the hotel property because of the loss of associated name recognition, marketing support and centralized reservation system provided by the franchisor and adversely affect our revenues, financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

Our senior executive officers have broad discretion to make investments, and they may make investments where the returns are substantially below expectations or which result in net operating losses.

Our senior executive officers have broad discretion, within the general investment criteria established by our board of trustees, to invest our capital and to determine the timing of such investments. In addition, our investment policies may be revised from time to time at the discretion of our board of trustees, without a vote of our shareholders. Such discretion could result in investments that may not yield returns consistent with expectations.

Some of our hotels are subject to rights of first offer which may adversely affect our ability to sell those properties on favorable terms or at all.

We are subject to a franchisor's or operator's right of first offer, in some instances. These third-party rights may adversely affect our ability to timely dispose of these properties on favorable terms, or at all.

The purchase or sale of properties we put under contract may not be consummated.

From time to time, we enter into purchase and sale agreements for hotel properties. These transactions, whether or not consummated, require substantial time and attention from management. Furthermore, potential acquisitions and potential dispositions require significant expense, including expenses for due diligence, marketing, legal fees and related overhead. To the extent we do not consummate one or more of the transactions, these expenses will not be offset by revenues or proceeds from these properties or dispositions.

Our cash and cash equivalents are maintained in a limited number of financial institutions and the funds in those institutions may not be fully or federally insured.

We maintain cash balances in a limited number of financial institutions. Our cash balances are generally in excess of federally insured limits. The failure or collapse of one or more of these financial institutions may materially adversely affect our ability to recover our cash balances.

Our conflicts of interest policy may not adequately address all of the conflicts of interest that may arise with respect to our activities.

In order to avoid any actual or perceived conflicts of interest with our trustees, officers or employees, we have adopted a conflicts of interest policy to specifically address some of the potential conflicts relating to our activities. Although under this policy any transaction, agreement or relationship in which any of our trustees, officers or employees has an interest must have the approval of a majority of our disinterested trustees, there is no assurance that this policy will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to us.

Any joint venture investments that we may make in the future could be adversely affected by our lack of sole decision-making authority, our reliance on our co-venturers' financial condition and disputes between us and our co-venturers.

We may co-invest in hotels in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for a property, partnership, joint venture or other entity. In this event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments through partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, fail to fund their share of required capital contributions, make dubious business decisions or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or trustees from focusing their time and effort on our business. Consequently, action by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

Risks Related to Debt and Financing

Debt service obligations could adversely affect our overall operating results, may require us to sell hotel properties, may jeopardize our qualification as a REIT and could adversely affect our ability to make distributions to our shareholders and the market price of our common shares.

Our business strategy includes the use of both secured and unsecured debt to finance long-term growth. Incurring debt subjects us to many risks, including the risks that our cash flow from operations will be insufficient to make required payments of principal and interest, our debt may increase our vulnerability to adverse economic and industry conditions, we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, and the terms of any refinancing will not be as favorable as the terms of the debt being refinanced.

We have placed or assumed, and may in the future place, mortgages on certain of our hotel properties to secure debt. To the extent we cannot meet any of our debt service obligations, we may be required to sell or we will risk losing to foreclosure some or all of our mortgaged hotel properties. If we are required to sell one or more of our hotel properties to meet debt service obligations, we may have to accept unfavorable terms. Also, covenants applicable to debt could impair our planned investment strategy and, if violated, result in a default. If we violate covenants relating to indebtedness, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. In addition, future indebtedness agreements may require that we meet certain covenant tests in order to make distributions to our shareholders.

Higher interest rates could increase debt service requirements on any of our floating rate debt, including our senior unsecured revolving credit facilities, and could reduce the amounts available for distribution to our shareholders, as well as reduce funds available for our operations, future business opportunities or other purposes. We have obtained, and we may in the future obtain, one or more forms of interest rate protection — in the form of swap agreements, interest rate cap contracts or similar agreements that are consistent with our intention to remain qualified as a REIT — to "hedge" against the possible negative effects of interest rate fluctuations. However, such hedging incurs costs and we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Our existing indebtedness contains financial covenants that could limit our operations and our ability to make distributions to our shareholders.

The credit agreements that govern our existing senior unsecured revolving credit facilities and unsecured term loan facilities contain financial covenants, such as net worth requirements, fixed charge coverage, debt ratios and other limitations that restrict our ability to make distributions or other payments to our shareholders, sell all or substantially all of our assets and engage in mergers, consolidations and certain acquisitions without the consent of the lenders. Similarly, the indenture that governs our senior notes contains customary covenants that limit our Operating Partnership's ability and, in certain instances, the ability of its subsidiaries, to encumber assets; incur additional indebtedness; create liens securing indebtedness; make restricted payments; enter into agreements that restrict dividends or other payments; issue guarantees; sell assets; engage in transactions with affiliates; or merge, consolidate or transfer all or substantially all of its assets. In addition, our mortgage loan agreements contain restrictions (including cash management provisions) that may under circumstances specified in the loan agreements prohibit our subsidiaries that own our hotels from making distributions or paying dividends, repaying loans to us or other subsidiaries or transferring any of their assets to us or another subsidiary which could adversely affect our ability to make distributions to our shareholders. Failure to meet our covenants could result from, among other things, changes in our results of operations, the incurrence of additional debt or changes in general economic conditions. Such failures could cause one or more of our lenders to accelerate the timing of payments and could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our shareholders. The terms of our debt may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our shareholders.

Our existing mortgage loan agreements contain, and mortgage loan agreements we may enter into in the future may contain, "cash trap" provisions that could limit our ability to make distributions to our shareholders.

Our existing mortgage loan agreements contain, and mortgage loan agreements we may enter into in the future may contain, cash trap provisions that may be triggered if the performance of the hotels securing the loans declines below a threshold. If these provisions are triggered, substantially all of the profit generated by the hotel will be deposited directly into a lockbox account and then swept into a cash management account for the benefit of the lender. In that event, cash would be distributed to us only after certain items are paid, including deposits into leasing and maintenance reserves and the payment of debt service, insurance, taxes, operating expenses and extraordinary capital expenditures and leasing expenses. This could adversely affect our liquidity and our ability to make distributions to our shareholders.

There is refinancing risk associated with our debt.

Our typical debt contains limited principal amortization; therefore, the vast majority of the principal must be repaid at the maturity of the loan in a so-called "balloon payment." At the maturity of these loans, assuming we do not have sufficient funds to repay the debt, we will need to refinance the debt. If the credit environment is constrained at the time of our debt maturities, we would have a very difficult time refinancing debt or refinancing terms may be at substantially higher interest rates and/or lower proceeds. If we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options. These options include agreeing to otherwise unfavorable financing terms on one or more of our unencumbered assets, selling one or more hotels at disadvantageous terms, including unattractive prices, or defaulting on the mortgage and permitting the lender to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our shareholders.

If we default on our secured debt, the lenders may foreclose on our hotels.

Our mortgage loans are secured by either single property first mortgage liens or leasehold interests under the ground leases on the applicable hotel. If we default on a secured loan, the applicable lender will be able to foreclose on the property pledged to secure the loan.

In addition to causing us to lose the property, a foreclosure may result in taxable income. Under the Code, a foreclosure would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we did not receive any cash proceeds. As a result, we may then be required to identify and utilize other sources of cash for distributions to our shareholders. If this occurs, our financial condition, cash flow and ability to satisfy our other debt obligations or ability to pay distributions may be adversely affected.

Acquiring outstanding debt secured by a hotel or resort property may expose us to risks of costs and delays in acquiring the underlying property.

We may acquire outstanding debt secured by a hotel or resort property from lenders and investors if we believe we can ultimately foreclose or otherwise acquire ownership of the underlying property in the near-term through foreclosure, deed-in-lieu of foreclosure or other means. However, if we do acquire such debt, borrowers may seek to assert various defenses to our foreclosure or other actions and we may not be successful in acquiring the underlying property on a timely basis, or at all, in which event we could incur significant costs and experience significant delays in acquiring such properties, all of which could adversely affect our financial performance and reduce our expected returns from such investments. In addition, we may not earn a current return on such investments particularly if the loan that we acquire is in default.

Risks Related to the Lodging Industry

Economic conditions may reduce demand for hotel properties and adversely affect hotel profitability.

The performance of the lodging industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. Gross Domestic Product ("GDP"). It is also sensitive to business and personal discretionary spending levels. Declines in corporate travel budgets and consumer demand due to adverse general economic conditions, such as declines in U.S. GDP, risks affecting or reducing travel patterns (such as governmental restrictions on in-bound international travel), lower consumer confidence or adverse political conditions can lower the revenues and profitability of hotel properties and therefore the net operating profits of our TRS lessees to whom we lease our hotel properties. Another domestic or global economic downturn may lead to a significant decline in demand for products and services provided by the lodging industry, lower occupancy levels and significantly reduced room rates.

We cannot predict the pace or duration of the global economic cycles or the cycles in the lodging industry. A period of economic weakness would likely have an adverse impact on our revenues and negatively affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

Our operating results and ability to make distributions to our shareholders may be adversely affected by various operating risks common to the lodging industry.

Our hotel properties have different economic characteristics than many other real estate assets and a hotel REIT is structured differently than many other types of REITs. Our TRS lessees engage hotel managers pursuant to management contracts and pay the managers fees for managing the hotels. The TRS lessees receive all the operating profit or losses of the hotels. Moreover, virtually all hotel guests stay at a hotel for only a few nights at a time, so the rate and occupancy at each of our hotels change daily. As a result, we may have highly volatile earnings.

In addition, our hotel properties are subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following:

- competition from other hotel properties and non-hotel properties that provide nightly and short-term rentals in our markets;

- over building of new hotels in our markets, which could adversely affect occupancy and revenues at our hotel properties;

- dependence on business and commercial travelers, conventions and tourism;

- increases in energy costs, airplane fares, government taxes and fees, and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

- increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

- changes in interest rates and in the availability, cost and terms of debt financing;

- changes in governmental laws and regulations (including minimum wage increases), fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

- adverse effects of international, national, regional and local economic and market conditions;

- labor strikes or disruptions;

- unforeseen events beyond our control, such as terrorist attacks, cyber-attacks, travel-related health concerns and restrictions as a result of pandemics and epidemics such as COVID-19, H1N1 influenza (swine flu), avian bird flu, Zika virus, SARS and MERS, political instability, regional hostilities, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and unusual weather patterns, including natural disasters such as hurricanes, tsunamis or earthquakes;

- strength of the U.S. dollar which may reduce in-bound international travel and encourage out-bound international travel;

- adverse effects of a downturn in the lodging industry; and

- risks generally associated with the ownership of hotel properties and real estate, as we discuss in more detail below.

These factors could reduce the revenues and net operating profits of our TRS lessees, which in turn could adversely affect our financial condition, results of operations, the market price of our common shares, and our ability to make distributions to our shareholders.

Competition for acquisitions may reduce the number of properties we can acquire.

We compete for investment opportunities with entities that may have substantially greater financial and other resources than we have. These entities generally may be able to accept more risk than we can prudently manage. This competition may generally limit the number of suitable investment opportunities offered to us or the number of properties that we are able to acquire. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms.

The seasonality of the lodging industry may cause fluctuations in our quarterly revenues that cause us to borrow money to fund distributions to our shareholders.

The lodging industry is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues and to make distributions to our shareholders.

The cyclical nature of the lodging industry may cause the returns from our investments to be less than we expect.

The lodging industry is highly cyclical in nature. Fluctuations in lodging demand and, therefore, hotel operating performance, are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect lodging industry fundamentals, and over-building has the potential to exacerbate the negative impact of poor economic conditions. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or a continued growth in lodging supply, could result in continued deterioration in lodging industry fundamentals and returns that are substantially below expectations, or result in losses, which could adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

Capital expenditure requirements at our properties may be costly and require us to incur debt, postpone improvements, reduce distributions or otherwise adversely affect the results of our operations and the market price of our common shares.

Some of the hotel properties we acquire need renovations and capital improvements at the time of acquisition and all the hotel properties we have acquired and will acquire in the future will have an ongoing need for renovations and other capital improvements, including replacement, from time to time, of furniture, fixtures and equipment. The franchisors, if any, of our hotel properties also require periodic capital improvements as a condition to our maintaining the franchise licenses. In addition, our lenders often require that we set aside annual amounts for capital improvements to our hotel properties. These capital improvements may give rise to the following risks:

- possible environmental problems;

- construction cost overruns and delays, including those caused by supply chain disruptions;

- the possibility that revenues will be reduced while rooms or restaurants are out of service due to capital improvement projects;

- a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on attractive terms; and

- uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of renovations and capital improvements could adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

Hotel and resort development and redevelopment is subject to timing, budgeting and other risks that may adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

We may engage in hotel development and redevelopment if suitable opportunities arise. Hotel development and redevelopment involves a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;

- the receipt of zoning, occupancy and other required governmental permits and authorizations;

- development costs incurred for projects that are not pursued to completion;

- acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

- the negative impact of construction on operating performance during and soon after the construction period;

- the ability to raise capital; and

- governmental restrictions on the nature or size of a project.

We cannot assure you that any development or redevelopment project will be completed on time or within budget. Our inability to complete a project on time or within budget could adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

The increasing use by consumers of Internet travel intermediaries and alternative lodging marketplaces may reduce our revenues.

Some of our hotel rooms are booked through Internet travel intermediaries, such as Travelocity.com, Expedia.com, Booking.com and Priceline.com. As bookings through these intermediaries increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from the management companies that operate the hotels we own and acquire. Moreover, some of these Internet travel intermediaries attempt to offer hotel rooms as a commodity by increasing the importance of price and general quality indicators (such as "three-star downtown hotel"), at the expense of brand identification, quality of product or service. These intermediaries hope that consumers will eventually develop brand loyalties to their reservations system rather than to lodging brands or properties. Additional sources of competition, such as alternative lodging marketplaces like Airbnb, may, as they become more accepted, lead to a reduced demand for conventional hotel guest rooms and to an increased supply of lodging alternatives. If the amount of bookings made through Internet travel intermediaries or the use of alternative lodging marketplaces prove to be more significant than we expect, profitability may be lower than expected, and our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders may be adversely affected.

We may be adversely affected by the increased use of technology that reduces the need for business-related travel.

The increased use of technology that allows multiple parties from different locations to participate in meetings without traveling to a centralized location could result in decreased business travel. To the extent that such technology plays an increased role in day-to-day business and the necessity for business-related travel decreases, hotel room demand may decrease and our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders may be adversely affected.

Our hotel managers and we rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

Our hotel managers and we rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and manage or support various business processes, including financial transactions and records, personal identifying information, reservations, billing and operating data. Our hotel managers and we purchase some of our information technology from vendors, on whom our systems depend. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential customer information, such as individually identifiable information, including information relating to financial accounts. Recently, several hotels and hotel management companies have been subject to successful cyber-attacks, including those seeking guest credit card information or impacting the ability of our hotel managers to operate. Although we have taken steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not be able to prevent the systems' improper functioning or damage, or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks. Security breaches, including physical or electronic break-ins, computer viruses, ransomware, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information or theft of corporate funds and expose us to claims by guests whose personal information is accessed. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, delay or disrupt our financial reporting, damage our reputation, subject us to liability claims or regulatory penalties and have a material adverse effect on our business, financial condition and results of operations.

We maintain cyber insurance to cover potential costs from security breaches at our hotels or our corporate office. While we implement precautionary measures to mitigate cyber-attack risks, such incidents could still lead to financial losses affecting our operations.

For more information regarding cybersecurity risk and our management of it, see Part I, Item 1C of this Annual Report on Form 10-K.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor.

Our third-party hotel managers are responsible for hiring and maintaining the labor force at our hotels. Although we do not directly employ or manage employees at our hotels, we are subject to risks associated with the employment of hotel personnel, particularly at those hotels with unionized labor. From time to time, strikes, lockouts, public demonstrations or other negative actions and publicity may disrupt hotel operations. In addition, we may be affected by shortages of qualified labor. If our managers cannot hire qualified labor for reasonable wages or at all, our indirect labor costs may rise and our hotel customers may not receive adequate service. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. The resolution of labor disputes or new or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, collective bargaining agreements, negotiated between the hotel managers and labor unions, may limit the ability of the hotel managers to reduce the size of hotel workforces during economic downturns. We cannot control negotiations between hotel managers and labor unions. In addition, we believe that unions are generally becoming more aggressive about organizing workers at hotels in certain locations. Potential labor activities at these hotels could significantly increase the administrative, labor and legal expenses of the third-party management companies operating these hotels and reduce our profits. The unionization of additional employees at our hotels or increased labor shortages could have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with natural disasters, the direct and indirect physical effects of climate change, which may include more frequent and more severe storms, hurricanes, flooding, droughts and wildfires, and contagious diseases, any of which could have a material adverse effect on our hotel properties, operations, cash flows and financing options.

We are subject to the risks associated with natural disasters, including the direct and indirect physical effects of climate change, which can include more frequent and more severe storms, hurricanes, flooding, droughts, wildfires and power outages, any of which could have a material adverse effect on our hotels, operating results and cash flows. To the extent climate change causes changes in weather patterns, our markets, particularly our coastal markets, could experience increases in storm frequency and intensity and rising sea levels interrupting our operations and causing damage to our hotels. As a result, we could become subject to significant losses and repair costs that may not be fully covered by insurance. Our markets in more remote locations may experience prolonged variations in temperature or precipitation that may limit access to the water needed to operate our hotels or significantly increase energy costs, which may subject those hotels to additional regulatory burdens, such as limitations on water usage or stricter energy efficiency standards. Climate change also may affect our business by increasing the cost of (or even making unavailable) property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs at our hotels, such as the cost of water or energy, and requiring us to expend funds as we seek to mitigate, repair and protect our hotels against such risks. A tightening of credit markets for, or a reduction in the availability of capital to, borrowers whose assets are in areas that are particularly adversely affected by the effects of climate change may reduce our ability to obtain financing on favorable terms, or at all, thereby increasing financing costs and/or requiring us to accept financing with increased restrictions and/or significantly higher interest rates, which could have a material adverse effect on our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

We are subject to operational risks associated with complying with increased environmental-related regulations, aligning with investor requirements concerning environmental issues and meeting shifting consumer preferences with regard to the environment. In an effort to mitigate the impact of climate change, our hotels could become subject to increased governmental regulations mandating energy efficiency standards, the usage of sustainable energy sources and updated equipment specifications, which may require additional capital investments or increased operating costs. Climate change may also affect our business by causing a shift in consumer preferences for sustainable travel. Our hotels may be subject to additional costs to manage consumer expectations for sustainable buildings and hotel operations.

There can be no assurance that climate change will not have a material adverse effect on our hotels, operating results or cash flows.

We are also subject to risks associated with the impact of new or re-emergent contagious diseases and federal, state and local government responses and restrictions thereto, which could significantly disrupt our business. For example, as a result of the COVID-19 pandemic and subsequent government mandates and health official recommendations and restrictions such as quarantines, restrictions on travel, "shelter in place" rules and restrictions on the types of business that could continue to operate, hotel demand was nearly eliminated during the second quarter of 2020 and occupancy levels reached historic lows. While our operations have significantly improved, and COVID-19 is now endemic, future pandemics of other diseases (whether due to novel sources or the re-emergent of previous sources) could occur, which could have a material adverse effect on our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

Terrorist attacks or changes in terror alert levels could adversely affect travel and hotel demand.

Terrorist attacks and terror alerts have adversely affected the U.S. travel and hospitality industries in the past several, often disproportionately to their effect on the overall economy. The impact that terrorist attacks in the U.S. or elsewhere could have on domestic and international travel and our business in particular cannot be definitively determined, but any such attacks or the threat of such attacks could have a material adverse effect on our business, our ability to finance our business, our ability to insure our properties and our results of operations and financial condition.

Uninsured and underinsured losses could result in a loss of capital.

We maintain comprehensive property insurance on each of our hotel properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that coverage will remain available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, and losses from terrorist activities, may not be insurable in whole or in part or may not be available on terms that we consider acceptable.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel property, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Our hotels may be subject to unknown or contingent liabilities which could cause us to incur substantial costs.

The hotel properties that we own or may acquire are or may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to the sales of the hotel properties may not survive the closing of the transactions. While we will seek to require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these hotels may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

Noncompliance with environmental laws and regulations could subject us to fines and liabilities which could adversely affect our operating results.

Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as an owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated, and therefore it is possible we could incur cleanup costs even after we sell some of the properties we acquire. In addition to cleanup costs, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property. Under environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. A person that arranges for the disposal or transports for disposal or treatment of a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if they suffer injury from the asbestos. Also, some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws requiring a business to use chemicals (such as swimming pool chemicals at a hotel property) to manage them carefully and notify local officials that the chemicals are being used.

We could be responsible for any of the costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

As a result, we may become subject to material environmental liabilities. We can make no assurances that future laws or regulations will not impose material environmental liabilities or that the current environmental condition of our hotel properties will not be affected by the condition of the properties in the vicinity of our hotel properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Compliance with the Americans with Disabilities Act could require us to incur substantial costs.

Under the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. While we believe that our hotels substantially comply with these requirements, a determination to the contrary could require removal of access barriers and non-compliance could result in litigation costs, costs to remediate deficiencies, U.S. government fines or damages to private litigants.

If we are required to make substantial modifications to our hotel properties, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders could be adversely affected.

Our hotel properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor mold exposure has been increasing as exposure to mold may cause various adverse health effects and symptoms, including allergic or other reactions. Some of our properties may contain microbial matter such as mold and mildew. The presence of significant mold at any of our hotel properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. The presence of significant mold could expose us to liability from hotel guests, hotel employees and others if property damage or health concerns arise.

The nature of the operations of our hotels exposes us to the risk of claims and litigation that may arise in the normal course of business.

As owners of hotel properties, we face potential claims, litigation and threatened litigation from guests, visitors to our properties, contractors, sub-contractors and others. These claims and proceedings are inherently uncertain and their costs and outcomes cannot be predicted with certainty. Regardless of their outcomes, such claims and legal proceedings can adversely impact us because of the legal and other costs, diversion of management time and resources and other factors. Although our hotel management companies and we maintain insurance covering some of these matters, it is possible that one or more claims, suits or proceedings may not be covered by insurance and could result in substantial costs, judgments, fines and penalties that could adversely affect our business, consolidated financial position, results of operations or cash flows.

A delay in approving a budget and/or continuing appropriation legislation to fund the operations of the federal government, failure to raise the borrowing limit for the federal government, and other legislative changes and governmental disruptions could affect travel directly and indirectly and may thereby negatively impact our revenues and cash available for distributions.

The delay in approving a budget and continuing appropriation legislation to fund the federal government's operations caused many federal agencies to cease or curtail some activities during the fourth quarter of 2013 and for an even longer period of time beginning in the fourth quarter of 2018. There can be no assurance that similar action or inaction by federal or state government agencies, or other efforts to reduce government expenditures or growth, will not occur again in future periods, resulting in difficulties and discouraging travel or meetings and conferences. The reduction in income from both businesses and federal government employees and the possibility of another federal government impasse may adversely affect consumer confidence or may discourage both business and leisure travel, resulting in the deferral or cancellation of travel and a negative effect on our group and transient revenues in the future. Such impacts could have a material adverse impact on our consolidated financial statements.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to sell hotels or otherwise respond to adverse changes in the performance of our hotel properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties for reasonable prices in response to changing economic, financial and investment conditions will be limited. The real estate market is affected by many factors beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures;
- changes in operating expenses; and

- civil unrest, acts of God, including earthquakes, floods, wildfires and other natural disasters, which may result in uninsured losses, and acts of war or terrorism.

We have acquired hotels, and may acquire additional hotels in the future, subject to ground leases or other leasehold interests. Sales of property subject to such leases may require the lessors' consent. This consent requirement may make selling or financing the hotels more difficult or expensive subject to ground leases or other leasehold interests.

We may decide to sell hotel properties in the future. We cannot predict whether we will be able to sell any hotel property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and close a hotel property sale.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of the hotel properties or a need for liquidity could adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

If states and localities in which we own material amounts of property or conduct material amounts of business raise their income and property tax rates or amend their tax regimes in a manner that increases our state and local tax liabilities, we would have less cash available for distribution to our shareholders and the market price of our shares could be adversely affected.

We and our subsidiaries are subject to income tax and other taxes by states and localities in which we conduct business. Additionally, we are and will continue to be subject to property taxes in states and localities in which we own property, and our TRS lessees are and will continue to be subject to federal, state and local corporate income tax. States and localities may seek additional sources of revenue to reduce budget deficits and otherwise improve their financial condition or provide more services, they may, among other steps, raise income and property tax rates and/or amend their tax regimes to eliminate for state income tax purposes the favorable tax treatment REITs enjoy for U.S. federal income tax purposes. We cannot predict when or if any states or localities would make any such changes, or what form those changes would take. If states and localities in which we own material amounts of property or conduct material amounts of business make changes to their tax rates or tax regimes that increase our state and local tax liabilities, such increases would reduce the amount of cash available for distribution to our shareholders and could adversely affect the market price of our shares.

The costs of compliance with or liabilities under environmental laws could significantly reduce our profitability.

Operating expenses at our hotels could be higher than anticipated due to the cost of complying with existing or future environmental laws and regulations. In addition, an owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

- our lack of knowledge of the contamination;
- the timing of the contamination;
- the cause of the contamination; or
- the party responsible for the contamination of the property.

Environmental laws also impose ongoing compliance requirements on owners and operators of real property. Environmental laws potentially affecting us address a wide variety of matters, including, but not limited to, asbestos-containing building materials ("ACBMs"), storage tanks, storm water and wastewater discharges, lead-based paint, mold/mildew and hazardous wastes. Failure to comply with these laws could result in fines and penalties and/or expose us to third-party liability. Some of our properties may have conditions that are subject to these requirements, and we could be liable for such fines or penalties and/or liable to third parties.

Certain hotel properties we own or may own in the future may contain, or may have contained, ACBMs. Environmental laws require that ACBMs be properly managed and maintained and may impose fines and penalties on building owners and operators for failure to comply with these requirements. Also, certain properties may be adjacent or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances. Third parties may be permitted by law to seek recovery from owners or operators for property damage and/or personal injury associated with exposure to contaminants, including, but not limited to, petroleum products, hazardous or toxic substances and asbestos fibers.

We have obtained Phase I ESAs on our hotel properties and expect to do so for hotel properties we acquire in the future. ESAs are intended to evaluate information regarding the environmental condition of the surveyed property and surrounding properties based generally on visual observations, interviews and certain publicly available databases. These assessments do not typically take into account all environmental issues including, but not limited to, testing of soil or groundwater or the possible presence of asbestos, lead-based paint, radon, wetlands or mold. As a result, these assessments may fail to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may arise after the ESAs and future laws, ordinances or regulations may impose material additional environmental liability. We cannot assure you that costs of future environmental compliance will not affect our ability to make distributions to our shareholders or that such costs or other remedial measures will not be material to us.

The presence of hazardous substances on a property may limit our ability to sell the property on favorable terms or at all, and we may incur substantial remediation costs. The discovery of material environmental liabilities at our properties could subject us to unanticipated significant costs, which could significantly reduce our profitability and the cash available for distribution to our shareholders.

Risks Related to Our Organization and Structure

Provisions of our declaration of trust may limit the ability of a third party to acquire control of us by authorizing our board of trustees to authorize issuances of additional securities.

Our declaration of trust authorizes our board of trustees to issue up to 500,000,000 common shares and up to 100,000,000 preferred shares. In addition, our board of trustees may, without shareholder approval, amend our declaration of trust to increase the aggregate number of our shares or the number of shares of any class or series that we have the authority to issue and to classify or reclassify any unissued common shares or preferred shares and to set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of trustees may authorize the issuance of additional shares or establish a series of common or preferred shares that may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our shares, even if shareholders believe that a change of control is in their interest.

Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our board of trustees or shareholders to approve proposals to acquire our company or effect a change of control.

Certain provisions of the Maryland General Corporation Law (the "MGCL") applicable to Maryland real estate investment trusts may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide our common shareholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- *"business combination"* provisions that, subject to limitations, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10 percent or more of the voting power of our shares) or an affiliate of any interested shareholder for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes special appraisal rights and special shareholder voting requirements on these combinations; and

- *"control share"* provisions that provide that our "control shares" (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

By resolution of our board of trustees, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of trustees (including a majority of trustees who are not affiliates or associates of such persons). Pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our board of trustees may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Additionally, Title 8, Subtitle 3 of the MGCL permits our board of trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement certain takeover defenses, such as a classified board. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common shareholders with the opportunity to realize a premium over the then current market price. In October 2015, we opted out of the classified board provision of Title 8, Subtitle 3 of the MGCL and prohibited ourselves from opting back into that provision without prior approval of our shareholders.

The ownership limitations in our declaration of trust may restrict or prevent shareholders from engaging in certain transfers of our common shares.

To maintain our qualification as a REIT for U.S. federal income tax purposes, no more than 50 percent in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the U.S. federal income tax laws to include various kinds of entities) during the last half of any taxable year. To assist us in maintaining our qualification as a REIT, our declaration of trust contains a share ownership limit. Generally, any of our shares owned by affiliated owners will be added together for purposes of the share ownership limit.

If anyone transfers our shares in a way that would violate the share ownership limit or prevent us from qualifying as a REIT under the U.S. federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the share ownership limit or we will consider the transfer to be null and void from the outset, and the intended transferee of those shares will be deemed never to have owned the shares. Anyone who acquires our shares in violation of the share ownership limit or the other restrictions on transfer in our declaration of trust bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our shares falls between the date of purchase and the date of redemption or sale.

In addition, these ownership limitations may prevent an acquisition of control of us by a third party without our board of trustees' approval, even if our shareholders believe the change of control is in their interest.

Our rights and the rights of our shareholders to take action against our trustees and officers are limited, which could limit shareholders' recourse in the event of actions not in their best interests.

Under Maryland law, generally, a trustee's actions will be upheld if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our declaration of trust limits the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust authorizes us to indemnify our trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each trustee or officer, to the maximum extent permitted by Maryland law, in defense of any proceeding to which they are made, or threatened to be made, a party by reason of their service to us. In addition, we have entered into indemnification agreements with our officers and trustees and we may be obligated to fund the defense costs incurred by our trustees and officers. As a result, we and our shareholders may have more limited rights against our trustees and officers than might otherwise exist absent the current provisions in our declaration of trust and bylaws or that might exist with other companies.

Our declaration of trust contains provisions that make removal of our trustees difficult, making it difficult for our shareholders to effect changes to our management.

Our declaration of trust provides that a trustee may be removed only for cause (as defined in our declaration of trust) and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees. Our declaration of trust also provides that vacancies on our board of trustees may be filled only by a majority of the remaining trustees in office, even if less than a quorum. These requirements prevent shareholders from removing trustees except for cause and with a substantial affirmative vote and from replacing trustees with their own nominees and may prevent a change in control of our company that is in the best interests of our shareholders.

The ability of our board of trustees to change our major policies without the consent of shareholders may not be in our shareholders' interest.

Our board of trustees determines our major policies, including policies and guidelines relating to our acquisitions, leverage, financing, growth, operations and distributions to shareholders. Our board of trustees may amend or revise these and other policies and guidelines from time to time without the vote or consent of our shareholders. Accordingly, our shareholders will have limited control over changes in our policies and those changes could adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

Further issuances of equity securities may be dilutive to current shareholders.

We expect to issue additional common shares or preferred shares to raise the capital necessary to finance hotel acquisitions or improvements, refinance debt or pay portions of future dividends. In addition, we may issue units in our Operating Partnership, which are redeemable on a one-for-one basis for our common shares, to acquire hotels. Such issuances could result in dilution of our shareholders' equity interests.

Future offerings of debt securities or preferred shares, which would be senior to our common shares upon liquidation and for the purpose of distributions, may cause the market price of our common shares to decline.

We have issued eight series of preferred shares, of which we repurchased four and four remain outstanding, three series of senior unsecured notes, of which we repaid one and two remain outstanding, and one series of convertible senior notes. In the future, we may increase our capital resources by making debt or equity securities offerings, including senior or subordinated notes, additional series of preferred shares and common shares. We will be able to issue additional common shares or preferred shares without shareholder approval, unless shareholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Upon liquidation, holders of our debt securities and preferred shares and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings could significantly dilute the holdings of our existing shareholders or reduce the market price of our common shares, or both. Holders of our common shares are not entitled to preemptive rights or other protections against dilution. Preferred shares and debt have a preference on liquidating distributions or a preference on dividend or interest payments that could limit our ability to make a distribution to the holders of our common shares. Because our decision to issue securities will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future securities issuances reducing the market price of our common shares and diluting their interest.

Holders of our outstanding preferred shares have dividend, liquidation and other rights that are senior to the rights of the holders of our common shares.

Our board of trustees has the authority to designate and issue preferred shares with liquidation, dividend and other rights that are senior to those of our common shares. As of December 31, 2024, 4,400,000 shares of our 6.375% Series E Cumulative Redeemable Preferred Shares (the "Series E Preferred Shares"), 6,000,000 shares of our 6.30% Series F Cumulative Redeemable Preferred Shares (the "Series F Preferred Shares"), 9,200,000 shares of our 6.375% Series G Cumulative Redeemable Preferred Shares (the "Series G Preferred Shares") and 8,000,000 shares of our 5.70% Series H Cumulative Redeemable Preferred Shares (the "Series H Preferred Shares") were issued and outstanding. The aggregate liquidation preference with respect to the outstanding preferred shares is approximately $690.0 million as of December 31, 2024, and aggregate annual dividends on our outstanding preferred shares of approximately $42.5 million. Holders of any of these preferred shares are entitled to cumulative dividends before any dividends may be declared or set aside on our common shares. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common shares, holders of these preferred shares are entitled to receive a liquidation preference of $25.00 per share plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common shares. In addition, holders of these preferred shares have the right to elect two additional trustees to our board of trustees whenever dividends on the preferred shares are in arrears for six or more quarterly dividends, whether or not consecutive.

The change of control conversion and redemption features of the Series E Preferred Shares, the Series F Preferred Shares, the Series G Preferred Shares and the Series H Preferred Shares may make it more difficult for a party to take over our company or discourage a party from taking over our company.

Upon the occurrence of a change of control (as defined in our declaration of trust) as the result of which our common shares and the common securities of the acquiring or surviving entity (or American Depositary Receipts representing such securities) are not listed on the New York Stock Exchange (the "NYSE"), the NYSE American LLC or Nasdaq or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or Nasdaq, holders of Series E Preferred Shares, Series F Preferred Shares, Series G Preferred Shares or Series H Preferred Shares will have the right (unless, as provided in our declaration of trust, we have provided or provide notice of our election to redeem the applicable series) to convert some or all of their preferred shares into our common shares (or equivalent value of alternative consideration), and under these circumstances we will also have a special optional redemption right to redeem such shares. Upon such a conversion, holders of Series E Preferred Shares will be limited to a maximum number of our common shares equal to 1.9372 multiplied by the number of Series E Preferred Shares converted, holders of Series F Preferred Shares will be limited to a maximum number of our common shares equal to 2.0649 multiplied by the number of Series F Preferred Shares converted, holders of Series G Preferred Shares will be limited to a maximum number of our common shares equal to 2.1231 multiplied by the number of Series G Preferred Shares converted and holders of Series H Preferred Shares will be limited to a maximum number of our common shares equal to 2.2311 multiplied by the number of Series H Preferred Shares converted. In addition, those features of the Series E Preferred Shares, Series F Preferred Shares, Series G Preferred Shares and Series H Preferred Shares may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change of control of our company under circumstances that otherwise could provide the holders of our common shares, Series E Preferred Shares, Series F Preferred Shares, Series G Preferred Shares or Series H Preferred Shares with the opportunity to realize a premium over the then-current market price or that shareholders may otherwise believe is in their best interests.

We have entered into an agreement with each of our executive officers that requires us to make payments in the event the officer's employment is terminated by us without cause, by the officer for good reason or under certain circumstances following a change of control of our company.

The agreements that we have entered into with our executive officers provide benefits under certain circumstances that could make it more difficult or expensive for us to terminate these officers and may prevent or deter a change of control of our company that would otherwise be in the interest of our shareholders.

If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial results, which could harm our business and the value of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent auditors annually issue their own opinion on our internal controls over financial reporting. We cannot be certain that we will be successful in maintaining adequate internal controls over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market value of our common shares. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner.

U.S. Federal Income Tax Risk Factors

Our failure to maintain our qualification as a REIT would result in higher taxes and reduced cash available for distribution to our shareholders.

We have elected to be taxed as a REIT for U.S. federal income tax purposes. However, qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which only a limited number of judicial and administrative interpretations exist. Even an inadvertent or technical mistake could jeopardize our REIT qualification. Our qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis.

Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially applicable with retroactive effect, could make it more difficult or impossible for us to maintain our qualification as a REIT. If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax on our taxable income at regular corporate rates, and distributions to shareholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse impact on the value of our shares. If, for any reason, we ceased to qualify as a REIT and we were not entitled to relief under certain Code provisions, we would be unable to elect REIT status for the four taxable years following the year during which we ceased to so qualify which would negatively impact the value of our shares.

In addition, if we fail to maintain our qualification as a REIT, we will no longer be required to make distributions to shareholders, and all distributions to shareholders will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to maintain our qualification as a REIT could impair our ability to execute our business and growth strategies, as well as make it more difficult for us to raise capital and service our indebtedness.

We could face adverse tax consequences if LaSalle failed to qualify as a REIT prior to the merger.

In connection with the closing of the merger, we received an opinion of counsel to the effect that LaSalle qualified as a REIT for U.S. federal income tax purposes through the time of the merger. However, we did not request a ruling from the IRS that LaSalle qualified as a REIT. Notwithstanding the opinion of counsel, if the IRS successfully challenged LaSalle's REIT status prior to the merger, we could face adverse tax consequences, including:

• succeeding to LaSalle's liability for U.S. federal income taxes at regular corporate rates for the periods in which LaSalle failed to qualify as a REIT (without regard to the deduction for dividends paid for such periods);

• succeeding to any built-in gain on LaSalle's assets, for which we could be liable for U.S. federal income tax at regular corporate rates, if we were to recognize such gain in the five-year period following the merger; and

• succeeding to LaSalle's earnings and profits accumulated during the periods in which LaSalle failed to qualify as a REIT, which we would be required to distribute to our shareholders in order to satisfy the REIT distribution requirements and avoid the imposition of any excise tax.

As a result, we would have less cash available for operations and distributions to our shareholders, which could require us to raise capital on unfavorable terms or pay deficiency dividends.

Complying with REIT requirements may cause us to forego otherwise attractive business opportunities or liquidate otherwise attractive investments.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75 percent of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10 percent of the outstanding voting securities of any one issuer or more than 10 percent of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5 percent of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 20 percent of the value of our total assets can be represented by the securities of one or more TRSs and no more than 25 percent of our assets can be represented by debt of "publicly offered REITs" (i.e., REITs that are required to file annual and periodic reports with the SEC under the Exchange Act) that is not secured by real property or interests in real property. The Code provides that temporary investments of new capital in stock or debt instruments for the one-year period beginning on the date on which we receive the new capital will be considered qualified real estate assets for purposes of the above requirements. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

To maintain our qualification as a REIT and avoid corporate income tax and excise tax, we must distribute annually a certain percentage of our REIT taxable income, which could require us to raise capital on terms or sell properties at prices or at times that are unfavorable.

To maintain our qualification as a REIT, we must distribute to our shareholders each calendar year at least 90 percent of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding any net capital gain. To the extent that we satisfy the 90 percent distribution requirement, but distribute less than 100 percent of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4 percent nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than the sum of:

- 85 percent of our REIT ordinary income for that year;
- 95 percent of our REIT capital gain net income for that year; and
- any undistributed REIT taxable income from prior years.

We have distributed, and we intend to continue to distribute, our REIT taxable income to our shareholders in a manner intended to satisfy the 90 percent distribution requirement and to avoid both corporate income tax and the 4 percent nondeductible excise tax. However, there is no requirement that TRSs distribute their after tax net income to their parent REIT or their shareholders.

Our REIT taxable income may substantially exceed our net income as determined based on U.S. generally accepted accounting principles ("U.S. GAAP"), because, for example, realized capital losses will be deducted in determining our U.S. GAAP net income, but may not be deductible in computing our REIT taxable income. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow or raise capital on terms or sell properties at prices or at times that we regard as unfavorable in order to distribute enough of our REIT taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4 percent nondeductible excise tax in a particular year.

We may pay taxable dividends partly in shares and partly in cash, in which case shareholders may sell our shares to pay tax on such dividends, placing downward pressure on the market price of our shares.

We may pay taxable dividends partly in shares and partly in cash. Under IRS Revenue Procedure 2017-45, as a publicly offered REIT, as long as at least 20 percent of the total dividend is available in cash and certain other requirements are satisfied, the IRS will treat the share distribution as a dividend (to the extent applicable rules treat such distribution as being made out of our earnings and profits). This threshold has been temporarily reduced in the past and may be reduced in the future by IRS guidance. Although we have no current intention of paying dividends in the form of our own shares, if in the future we choose to pay dividends in our own shares, our shareholders may be required to pay tax in excess of the cash that they receive. If a U.S. shareholder sells the shares that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our shares at the time of the sale. Furthermore, with respect to certain non-U.S. shareholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in shares. If we pay dividends in our own shares and a significant number of our shareholders sell our shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our shares.

Our TRS lessees increase our overall tax liability.

Our TRS lessees are subject to U.S. federal and state income tax on their taxable income, which consists of the revenues from the hotel properties leased by our TRS lessees, net of the operating expenses (including management fees) for such hotel properties and rent payments to us. In certain circumstances, the ability of our TRS lessees to deduct interest expense may be limited. Accordingly, although our ownership of our TRS lessees allows us to participate in the operating income from our hotel properties in addition to receiving rent, that operating income is fully subject to income tax. The after-tax net income of our TRS lessees is available for distribution to us.

Our ownership of our TRSs is limited and our transactions with our TRSs will cause us to be subject to a 100 percent penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

A REIT may own up to 100 percent of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross operating income from hotel operations pursuant to hotel management contracts. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35 percent of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20 percent of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100 percent excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

Our TRSs are subject to applicable U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us, but is not required to be distributed to us. We believe that the aggregate value of the stock and securities of our TRSs is and will continue to be less than 20 percent of the value of our total assets (including our TRS stock and securities). Furthermore, we will monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations. In addition, we will scrutinize all of our transactions with our TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100 percent excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS ownership limitation discussed above or to avoid application of the 100 percent excise tax discussed above.

If the leases of our hotel properties to our TRS lessees are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our shareholders.

To maintain our qualification as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as "rents from real property." Rents paid to our Operating Partnership by our TRS lessees pursuant to the lease of our hotel properties constitute substantially all of our gross income. In order for such rent to qualify as "rents from real property" for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.

If our Operating Partnership failed to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our shareholders and suffer other adverse consequences.

We believe that our Operating Partnership qualifies to be treated as a partnership for U.S. federal income tax purposes. As a partnership, our Operating Partnership generally is not subject to U.S. federal income tax on its income. Instead, each of its partners, including us, is required to pay tax on its allocable share of our Operating Partnership's income. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our Operating Partnership as a corporation for tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. Also, the failure of our Operating Partnership to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

If our TRSs fail to qualify as TRSs for U.S. federal income tax purposes or our hotel managers do not qualify as "eligible independent contractors," we would fail to qualify as a REIT.

Rent paid by a lessee that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. We lease all of our hotels to our TRS lessees. So long as any TRS lessee qualifies as a TRS, it will not be treated as a "related party tenant" with respect to our properties that are managed by an independent hotel management company that qualifies as an "eligible independent contractor." We believe that our TRSs qualify to be treated as TRSs for U.S. federal income tax purposes, but there can be no assurance that the IRS will not challenge the status of a TRS for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in disqualifying any of our TRS lessee from treatment as a TRS, it is possible that we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to qualify for the gross income tests. If we failed to meet either the asset or gross income tests, we would likely lose our REIT qualification for U.S. federal income tax purposes.

Additionally, if our hotel managers do not qualify as "eligible independent contractors," we will fail to qualify as a REIT. Each of the hotel management companies that enter into a management contract with our TRS lessees must qualify as an "eligible independent contractor" under the REIT rules in order for the rent paid to us by our TRS lessees to be qualifying income for purposes of the REIT gross income tests. Among other requirements, in order to qualify as an eligible independent contractor a manager must not own, directly or through its shareholders, more than 35 percent of our outstanding shares, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35 percent thresholds are complex. Although we intend to monitor ownership of our shares by our hotel managers and their owners, there can be no assurance that these ownership levels will not be exceeded.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to qualified dividend income payable to certain non-corporate U.S. shareholders is 20 percent. Dividends payable by REITs, however, generally are not eligible for the reduced qualified dividend rates. For taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20 percent of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, resulting in an effective maximum U.S. federal income tax rate of 29.6 percent on such income. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends and the reduced corporate tax rate could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our shares.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Any income from a properly identified hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute "gross income" for purposes of the 75 percent or 95 percent gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRSs.

If our subsidiary REITs failed to qualify as REITs, we could be subject to higher taxes and could fail to remain qualified as REITs.

Our Operating Partnership owns 100 percent of the common shares of our subsidiary REITs that have elected to be taxed as REITs under the U.S. federal income tax laws. Our subsidiary REITs are subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If either of our subsidiary REITs were to fail to qualify as a REIT, then (i) such subsidiary REIT would become subject to U.S. federal income tax and (ii) our ownership of shares in such subsidiary REIT would cease to be a qualifying asset for purposes of the asset tests applicable to REITs. If our subsidiary REITs were to fail to qualify as a REIT, it is possible that we would fail certain of the asset tests applicable to REITs, in which event we would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions. We have made "protective" TRS elections with respect to each of our subsidiary REITs and may implement other protective arrangements intended to avoid such an outcome if our subsidiary REITs were not to qualify as a REIT, but there can be no assurance that such "protective" elections and other arrangements will be effective to avoid the resulting adverse consequences to us. Moreover, even if the "protective" TRS elections were to be effective in the event of the failure of our subsidiary REITs to maintain their qualifications as REITs, such subsidiary REITs would be subject to U.S. federal income tax and we cannot assure you that we would not fail to satisfy the requirement that not more than 20 percent of the value of our total assets may be represented by the securities of one or more TRSs. In this event, we would fail to qualify as a REIT unless we or such subsidiary REITs could avail ourselves or themselves of certain relief provisions.

The ability of our board of trustees to revoke our REIT qualification without shareholder approval may subject us to U.S. federal and state income tax and reduce distributions to our shareholders.

Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our shareholders, which may have adverse consequences on our total return to our shareholders and on the market price of our common shares.

The share ownership restrictions of the Code for REITs and the 9.8 percent share ownership limit in our declaration of trust may inhibit market activity in our shares and restrict our business combination opportunities.

In order to qualify as a REIT for each taxable year, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50 percent in value of our issued and outstanding shares at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity actually or constructively owns our shares under this requirement. Additionally, at least 100 persons must beneficially own our shares during at least 335 days of each taxable year. To help insure that we meet these tests, our declaration of trust restricts the acquisition and ownership of our shares.

Our declaration of trust, with certain exceptions, authorizes our board of trustees to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of trustees, our declaration of trust prohibits any person from beneficially or constructively owning more than 9.8 percent (measured by value or number of shares, whichever is more restrictive) of any class or series of our shares. Our board of trustees may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of 9.8 percent of the value of our outstanding shares would result in the termination of REIT status. These restrictions on transferability and ownership will not apply, however, if our board of trustees determines that it is no longer in our best interest to continue to qualify as a REIT.

These ownership limits could delay or prevent a transaction or a change in control that might involve a premium price for our shares or otherwise be in the best interest of the shareholders.

The prohibited transactions tax may limit our ability to engage in transactions, including dispositions of assets that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100 percent tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of real property or may conduct such sales through a TRS.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce the tax benefits of our REIT structure compared to non-REIT corporations, reduce our operating flexibility and reduce the market price of our shares.

At any time, the U.S. federal income tax laws governing REITs or the administrative and judicial interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative and judicial interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative or judicial interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We cannot predict the long-term effect of any future law changes on REITs and their shareholders generally. We and our shareholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative and judicial interpretation.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We have identified cybersecurity risk as one of our key enterprise risks. One of our Co-Presidents is responsible for managing cybersecurity risk. He develops mitigation strategies and implements controls to reduce the likelihood of a cybersecurity incident occurring and to reduce the impact of such an incident should it occur. At least annually, he reports on this risk and related mitigation work to the Audit Committee of our board of trustees, which is the committee that has primary responsibility for overseeing our enterprise risk management program and is composed solely of independent trustees. The Audit Committee reviews and discusses all of our key enterprise risks, including cybersecurity risk, and the enterprise risk management program itself. The chair of the Audit Committee may, at his discretion, report to the Chairman of the Board or the full board of trustees regarding any aspect of the program or risks.

As of December 31, 2024, no risk from cybersecurity threats, including as a result of any previous cybersecurity incident, has materially affected our business, results of operations or financial condition. Although we have invested in the protection of our data and information systems and the monitoring of our systems on an ongoing basis, such efforts may not in the future prevent material compromises to our information systems, including those that could have a material adverse effect on our business. We maintain cybersecurity insurance coverage to mitigate our financial exposure to certain incidents, and we consult with external advisors regarding opportunities and enhancements to strengthen our policies and practices.

We have elected to outsource our information technology function to a third-party managed service provider, ("MSP") that specializes in fully managed information technology services and fully managed cybersecurity. The MSP is responsible for managing all of our hosted services, all of the computer and computer-related hardware and software we use, and all onsite and offsite backups. The MSP also provides managed security services designed to prevent cybersecurity threats, to identify and remediate vulnerabilities, to monitor systems 24/7, to protect data and systems, to detect potential intrusions and cybersecurity incidents, to quarantine systems should they be compromised, and to recover from business interruptions or other disasters. The MSP follows the NIST Cybersecurity Framework, developed by the National Institute of Standards and Technology of the U.S. Department of Commerce, to measure the maturity of the services it provides to us and its other clients.

The MSP and we developed a cybersecurity incident response plan that sets forth roles and responsibilities for the identification, assessment, triage, communication and resolution of cybersecurity incidents.

In addition, the MSP performs facility and system penetration tests, compromise assessments and security maturity assessments of our corporate and operational networks. In collaboration with the MSP, we maintain a comprehensive cybersecurity training program to help our personnel identify and assist in mitigating cybersecurity risks. Our executive officers and employees participate in annual training with additional issue-specific training as needed.

While we have control, through our contract with the MSP, over our information systems, we do not have control over the information systems of our hotel managers, which are the third-party operators of our hotels and resorts, or of our franchisors. We set clear expectations of our hotel managers and franchisors regarding cybersecurity, but we rely on our hotel managers and franchisors for managing their cybersecurity risk. We conduct surveys of our hotel managers and franchisors to assess their cybersecurity risk management programs and procedures, to identify gaps and request remediation and to understand our risk exposure. Many of our hotel managers and franchisors carry cyber insurance policies to protect and offset a portion of potential costs incurred from a security breach. Additionally, we currently have cyber insurance policies to provide supplemental coverage above the coverage carried by our hotel managers and franchisors.

For additional information about cybersecurity risk, see "Item 1A. Risk Factors—Our hotel managers and we rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business."

Item 2. Properties.

We lease office space to use as our headquarters located at 4747 Bethesda Avenue, Suite 1100, Bethesda, Maryland 20814.

As of December 31, 2024, we owned interests in 46 hotels with a total of 11,933 guest rooms, all of which are consolidated in our financial statements. The following table sets forth certain information about our hotels.

	Property		Date Acquired	Location	Number of Guest Rooms
1.	L'Auberge Del Mar		November 30, 2018	Del Mar, CA	121
2.	Hotel Palomar Los Angeles Beverly Hills	(1)	November 20, 2014	Los Angeles, CA	264
3.	W Los Angeles - West Beverly Hills		August 23, 2012	Los Angeles, CA	297
4.	Chamberlain West Hollywood		November 30, 2018	West Hollywood, CA	115
5.	Hotel Ziggy		November 30, 2018	West Hollywood, CA	108
6.	Le Parc at Melrose		November 30, 2018	West Hollywood, CA	154
7.	Mondrian Los Angeles		May 3, 2011	West Hollywood, CA	236
8.	Montrose at Beverly Hills		November 30, 2018	West Hollywood, CA	133
9.	Hyatt Centric Delfina Santa Monica		November 19, 2010	Santa Monica, CA	315
10.	Viceroy Santa Monica Hotel	(1)	November 30, 2018	Santa Monica, CA	169
11.	Embassy Suites San Diego Bay - Downtown		January 29, 2013	San Diego, CA	341
12.	Hilton San Diego Gaslamp Quarter		November 30, 2018	San Diego, CA	286
13.	Paradise Point Resort & Spa	(1)	November 30, 2018	San Diego, CA	462
14.	San Diego Mission Bay Resort	(1)	November 30, 2018	San Diego, CA	357
15.	Margaritaville Hotel San Diego Gaslamp Quarter		November 30, 2018	San Diego, CA	235
16.	The Westin San Diego Gaslamp Quarter		April 6, 2011	San Diego, CA	450
17.	Estancia La Jolla Hotel & Spa	(1) (4)	December 1, 2021	La Jolla, CA	210
18.	Argonaut Hotel	(1)	February 16, 2011	San Francisco, CA	252
19.	Harbor Court Hotel San Francisco	(1)	November 30, 2018	San Francisco, CA	131
20.	1 Hotel San Francisco	(1)	November 30, 2018	San Francisco, CA	200
21.	Hotel Zelos San Francisco	(1)	October 25, 2012	San Francisco, CA	202
22.	Hotel Zephyr Fisherman's Wharf	(1)	December 9, 2013	San Francisco, CA	361
23.	Hotel Zeppelin San Francisco	(1)	May 22, 2014	San Francisco, CA	196
24.	Hotel Zetta San Francisco		April 4, 2012	San Francisco, CA	116
25.	Chaminade Resort & Spa		November 30, 2018	Santa Cruz, CA	156
26.	George Hotel		November 30, 2018	Washington, DC	139
27.	Hotel Monaco Washington DC	(1)	September 9, 2010	Washington, DC	184
28.	Hotel Zena Washington DC		November 30, 2018	Washington, DC	191
29.	Viceroy Washington DC		November 30, 2018	Washington, DC	178
30.	Southernmost Beach Resort	(2)	November 30, 2018	Key West, FL	296
31.	The Marker Key West Harbor Resort		November 30, 2018	Key West, FL	96
32.	Margaritaville Hollywood Beach Resort	(1) (4)	September 23, 2021	Hollywood, FL	369
33.	Inn on Fifth		May 11, 2022	Naples, FL	119
34.	LaPlaya Beach Resort & Club		May 21, 2015	Naples, FL	189
35.	Jekyll Island Club Resort	(1)	July 22, 2021	Jekyll Island, GA	200
36.	Hotel Chicago Downtown, Autograph Collection		November 30, 2018	Chicago, IL	354
37.	The Westin Michigan Avenue Chicago		November 30, 2018	Chicago, IL	752
38.	Hyatt Regency Boston Harbor	(1)	November 30, 2018	Boston, MA	270
39.	Revere Hotel Boston Common		December 18, 2014	Boston, MA	356
40.	The Liberty, a Luxury Collection Hotel, Boston	(1) (3)	November 30, 2018	Boston, MA	298
41.	The Westin Copley Place, Boston	(1)	November 30, 2018	Boston, MA	803
42.	W Boston		June 8, 2011	Boston, MA	238
43.	The Hotel Zags		August 28, 2013	Portland, OR	174
44.	The Nines, a Luxury Collection Hotel, Portland		July 17, 2014	Portland, OR	331
45.	Newport Harbor Island Resort		June 23, 2022	Newport, RI	258
46.	Skamania Lodge		November 3, 2010	Stevenson, WA	271
	Total number of guest rooms				11,933

---

(1) This property is subject to a long-term ground, air rights or hotel lease.

(2) The restaurant facility at this property is subject to a ground lease.
(3) We own a 99.99% controlling interest in this property.
(4) This property is subject to mortgage debt.

Hotel Managers and Hotel Management Agreements

We are a party to hotel management agreements with Davidson Hospitality Group, HEI Hotels and Resorts, Highgate, Kimpton Hotels and Restaurants, Marriott International, Noble House Hotels & Resorts, Pyramid Global Hospitality, Sage Hospitality, sbe Hotel Group, SH Hotels & Resorts, Springboard Hospitality and Viceroy Hotel Group.

Our management agreements generally have the terms described below:

- *Base Management Fees.* Our management agreements generally provide for the payment of base management fees between 1% and 4% of the applicable hotel's revenues or a fixed amount, as determined in the agreements.

- *Incentive Management and Other Fees.* Some of our management agreements provide for the payment of incentive management fees. Generally, incentive management fees are 10% to 20% of net operating income above a specified return on project costs or as a percentage of net operating income above various net operating income thresholds. Some of our management agreements have a maximum incentive fee of 2% of revenue.

- *Terms.* The remaining terms of our management agreements are up to 9 years, not including renewals, and up to 28 years, including renewals.

- *Ability to Terminate.* The majority of our management agreements are terminable at will by us upon payment of a termination fee and some are terminable upon sale of the property. Most of the agreements also provide us the ability to terminate based on failure to achieve defined operating performance thresholds. Termination fees range from zero to up to three times the annual base management and incentive management fees, depending on the agreement and the reason for termination. The hotels with non-terminable management agreements and their respective expiration dates (assuming contracts with unilateral extension options of the management company are exercised) are as follows:

Property	Expiration Date
The Westin Michigan Avenue Chicago	December 2026
The Westin Copley Place, Boston	December 2028
Mondrian Los Angeles	May 2041
The Westin San Diego Gaslamp Quarter	April 2051
W Los Angeles - West Beverly Hills	August 2052

- *Operational Services.* Each manager has exclusive authority to supervise, direct and control the day-to-day hotel operation and management including establishing all room rates, processing reservations, procuring inventories, supplies and services, hiring and firing employees and independent contractors and preparing public relations, publicity and marketing plans for the hotel.

- *Executive Supervision and Management Services.* Each manager supervises all managerial and other hotel employees, reviews hotel operation and maintenance, prepares reports, budgets and projections, and provides other administrative and accounting support services for the hotel. Under certain management agreements, we have approval rights over the hiring of certain key management personnel at the hotel.

- *Chain Services.* Our management agreements with major hotel franchisors require the managers to furnish chain services that are generally made available to other hotels managed by such operators. Such services may, for example, include: the development and operation of computer systems and reservation services; management and administrative services; marketing and sales services; human resources training services; and additional services as may from time to time be more efficiently performed on a national, regional or group level.

- *Working Capital.* Our management agreements typically require us to maintain working capital for a hotel and to fund the cost of supplies such as linens and other similar items. We are also responsible for providing funds to meet the cash needs for the hotel operations if the funds available from the hotel operations are insufficient to meet the financial requirements of the hotel.

- *Furniture, Fixtures and Equipment Replacements.* We are required to invest in the hotels and to provide all the necessary furniture, fixtures and equipment for the operation of the hotels (including funding any required furniture, fixture and equipment replacements). Our management agreements generally provide that once a year the managers will prepare a list of furniture, fixtures and equipment to be acquired and certain routine capital repairs to be performed in the following year and an estimate of funds that are necessary for our review and approval. To fund the furniture, fixtures and equipment replacements, a specified percentage of the gross revenues of each hotel (typically 4.0%) is either deposited by the manager with our funds or out of the property's cash flow in an escrow account or held by us, as owner.

- *Building Alterations, Improvements and Renewals.* Our management agreements generally require the managers to prepare an annual estimate of the expenditures necessary for major capital repairs, alterations, improvements, renewals and replacements to the structural, mechanical, electrical, heating, ventilating, air conditioning, plumbing and vertical transportation elements of the hotels. In addition to the foregoing, the management agreements generally provide that the managers may propose such changes, alterations and improvements to the hotels as are required by reason of laws or regulations or, in the manager's reasonable judgment, to keep the hotels in a safe, competitive and efficient operating condition.

- *Sale of a Hotel.* Certain of our management agreements limit our ability to sell, lease or otherwise transfer a hotel, unless the transferee assumes the related management agreement and meets other specified conditions.

Franchise and Sub-License Agreements

We have franchise and sub-license agreements for certain of our hotels. Pursuant to these agreements, we pay franchise or sub-license fees based on a percentage of gross room revenues, as well as certain other fees for marketing and reservations services. Franchise or sub-license fees for room revenues are approximately 1% to 6% of gross room revenues. Some of these agreements provide us with termination rights. The agreements for the respective hotels expire as follows:

Property	Expiration Date
Embassy Suites San Diego Bay - Downtown	January 2028
Margaritaville Hollywood Beach Resort	July 2028
Hotel Chicago Downtown, Autograph Collection	February 2034
The Liberty, a Luxury Collection Hotel, Boston	January 2036
Margaritaville Hotel San Diego Gaslamp Quarter	August 2038
Hilton San Diego Gaslamp Quarter	June 2041
Hyatt Regency Boston Harbor	December 2042
The Nines, a Luxury Collection Hotel, Portland	October 2043
Hyatt Centric Delfina Santa Monica	September 2049
Paradise Point Resort & Spa	15th anniversary after hotel is re-branded as a Margaritaville

Item 3. Legal Proceedings.

The nature of the operations of our hotels exposes the hotels and us to the risk of claims and litigation in the normal course of business. We are not presently subject to any material litigation nor, to our knowledge, is any litigation threatened against us, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on our liquidity, results of operations or our financial condition.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common shares began trading on the NYSE on December 9, 2009 under the symbol "PEB."

Shareholder Information

On February 21, 2025, there were 73 holders of record of our common shares. However, because the vast majority of our common shares are held by brokers and other institutions on behalf of shareholders, we believe that there are considerably more beneficial holders of our common shares than record holders.

The following graph provides a comparison of the cumulative total return on our common shares from December 31, 2019, to the NYSE closing price per share on December 31, 2024, with the cumulative total return on the Russell 2000 Index (the "Russell 2000") and the FTSE Nareit All Equity REITs Index (the "FTSE Nareit All Equity REITs") for the same period. Total return values were calculated assuming a $100 investment on December 31, 2019 with reinvestment of all dividends in (i) our common shares, (ii) the Russell 2000 and (iii) the FTSE Nareit All Equity REITs. The total return values do not include any dividends declared, but not paid, during the period.



The actual returns shown on the graph above are as follows:

	Value of Initial Investment at December 31,					
Name	2019	2020	2021	2022	2023	2024
Pebblebrook Hotel Trust	$ 100.00	$ 70.33	$ 83.83	$ 50.30	$ 60.20	$ 51.19
Russell 2000	$ 100.00	$ 119.93	$ 137.67	$ 109.50	$ 127.98	$ 142.73
FTSE Nareit All Equity REITs	$ 100.00	$ 94.92	$ 134.14	$ 100.79	$ 112.22	$ 117.73

Distributions

Distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes generally will be taxable to a shareholder as ordinary income. Distributions in excess of current and accumulated earnings and profits generally will be treated as a nontaxable reduction of the shareholder's basis in their shares, to the extent thereof, and thereafter as a taxable capital gain. Distributions that are treated as a reduction of the shareholder's basis in their shares will increase the amount of gain, or reduce the amount of loss, recognized upon the sale of their shares.

The declaration of distributions by our company is in the sole discretion of our board of trustees and depends on our actual cash flow, financial condition, capital expenditure requirements for our hotels, the annual distributions requirements under the REIT provisions of the Code and such other factors as our board of trustees deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth information regarding securities authorized for issuance under our equity compensation plan, our 2009 Equity Incentive Plan, as amended and restated, as of December 31, 2024. See *Note 8. Share-Based Compensation Plan* to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K for additional information regarding our 2009 Equity Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	—	—	1,177,236
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	1,177,236

During the year ended December 31, 2024, certain of our employees chose to have us acquire from such employees an aggregate of 115,389 common shares to pay taxes due upon vesting of restricted common shares granted pursuant to share award agreements. The average price paid by the Company for these shares was $16.03 per share.

Issuer Purchases of Equity Securities

Common Shares

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1] (in millions)
October 1, 2024 - October 31, 2024	—	$ —	—	$ —
November 1, 2024 - November 30, 2024	—	$ —	—	$ —
December 1, 2024 - December 31, 2024	—	$ —	—	$ —
Total	—	$ —	—	$ 131.0

_____

[1] On February 17, 2023, our board of trustees authorized a share repurchase program of up to $150.0 million of our outstanding common shares. This $150.0 million share repurchase program commenced in June 2023, upon the completion of our prior $100.0 million share repurchase program which begun in 2017. Under our current program, we may repurchase common shares from time to time in transactions on the open market or by private agreement. We may suspend or discontinue this program at any time. As of December 31, 2024, $131.0 million of common shares remained available for repurchase under this program.

Preferred Shares

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1] (in millions)
October 1, 2024 - October 31, 2024	—	$ —	—	$ —
November 1, 2024 - November 30, 2024	—	$ —	—	$ —
December 1, 2024 - December 31, 2024	—	$ —	—	$ —
Total	—	$ —	—	$ 84.2

(1) On February 17, 2023, our board of trustees authorized a share repurchase program of up to $100.0 million of our outstanding preferred shares. Under this program we may repurchase up to an aggregate of $100.0 million of our 6.375% Series E Cumulative Redeemable Preferred Shares, 6.30% Series F Cumulative Redeemable Preferred Shares, 6.375% Series G Cumulative Redeemable Preferred Shares and 5.70% Series H Cumulative Redeemable Preferred Shares from time to time in transactions on the open market or by private agreement. We may suspend or discontinue this program at any time. As of December 31, 2024, $84.2 million of preferred shares remained available for repurchase under this program.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. Pebblebrook Hotel Trust is a Maryland real estate investment trust that conducts its operations so as to qualify as a REIT under the Code. Substantially all of the operations are conducted through Pebblebrook Hotel, L.P. (our "Operating Partnership"), a Delaware limited partnership of which Pebblebrook Hotel Trust is the sole general partner. In this report, we use the terms "the Company", "we" or "our" to refer to Pebblebrook Hotel Trust and its subsidiaries, unless the context indicates otherwise.

Overview

Our 2024 operating results showed continued improvement in group and business transient demand. Leisure demand remained healthy and was boosted by customers returning to the cities for cultural, sporting and entertainment events. Our recently redeveloped properties performed well, gaining market share versus the prior year. Our properties in San Francisco, Los Angeles and Portland muted our overall performance, but strong markets such as San Diego, Boston, and Chicago helped to offset the weaker results.

Certain of our properties experienced demand headwinds in 2024, including our Los Angeles properties, which were affected by the entertainment industry strikes in 2023, which slowed production into 2024, and our LaPlaya Beach Resort & Club ("LaPlaya"), which was impacted by Hurricane Helene on September 26, 2024 and Hurricane Milton on October 9, 2024. The damage to LaPlaya primarily impacted the ground floor of the Beach House, pool complex, landscaping and parking garage. LaPlaya closed following Hurricane Milton to facilitate clean-up, repairs and a full assessment of damage. The property's Bay Tower and Gulf Tower reopened November 1, 2024 and the upper floors of the Beach House reopened in January 2025. The ground floor of the Beach House is expected to open in the second quarter of 2025. In 2024, we recorded a loss of $10.0 million related to the damage from Hurricanes Helene and Milton, and we expect our property and flood insurance proceeds to cover the physical damage and business interruption losses from the hurricanes in excess of the applicable deductibles.

During 2024, we had the following transactions and events:

- We finalized a settlement agreement with our insurance carriers for damage caused by Hurricane Ian in 2022 totaling $146.5 million and recognized business interruption insurance income of $23.8 million and a gain on insurance settlement of $24.8 million.

- We repurchased 1,127,255 common shares for an aggregate purchase price of $15.0 million, or an average of $13.31 per share, under our common share repurchase program.

- We paid down $463.3 million of our term loans.

- We extended the maturity of $356.7 million of our Term Loan 2024 to January 2028 and extended $185.2 million of our Term Loan 2025 to January 2029.

- We issued $400.0 million aggregate principal amount of 6.375% senior notes due October 2029.

While we do not operate our hotel properties, both our asset management team and our executive management team monitor and work cooperatively with our hotel managers by advising and making recommendations in all aspects of our hotels' operations, including property positioning and repositioning, revenue and expense management, operations analysis, physical design, renovation and capital improvements, guest experience and overall strategic direction. Through these efforts, we seek to improve property efficiencies, lower costs, maximize revenues and enhance property operating margins, which we expect will enhance returns to our shareholders.

Key Indicators of Financial Condition and Operating Performance

We measure hotel results of operations and the operating performance of our business by evaluating financial and non-financial metrics such as room revenue per available room ("RevPAR"); total revenue per available room ("Total RevPAR"); average daily rate ("ADR"); occupancy rate ("Occupancy"); funds from operations ("FFO"); Adjusted FFO; earnings before interest, income taxes, depreciation and amortization ("EBITDA"); and EBITDA for real estate ("EBITDA*re*"); Adjusted EBITDA*re*; and hotel-level EBITDA ("Hotel EBITDA"). We evaluate individual hotel and company-wide performance with comparisons to budgets, prior periods and competing properties. ADR, occupancy and RevPAR may be impacted by macroeconomic factors as well as regional and local economies and events. See *Non-GAAP Financial Measures* for further discussion of FFO, Adjusted FFO, EBITDA, EBITDA*re,* Adjusted EBITDA*re* and Hotel EBITDA.

Hotel Operating Statistics

The following table represents the key same-property hotel operating statistics for our hotels for the years ended December 31, 2024 and 2023:

	For the year ended December 31,			
	2024		2023	
Same-Property Occupancy		71.0 %		68.3 %
Same-Property ADR	$	299.22	$	306.14
Same-Property RevPAR	$	212.41	$	209.04
Same-Property Total RevPAR	$	327.27	$	320.61

The above table of hotel operating statistics includes information from all hotels owned as of December 31, 2024, except for LaPlaya Beach Resort & Club which was excluded for both years due to disruption from Hurricane Ian and Newport Harbor Island Resort which was excluded for the first, second and fourth quarters only due to its redevelopment.

Results of Operations

This section includes comparisons of certain 2024 financial information to the same information for 2023. Year-to-year comparisons of the 2023 financial information to the same information for 2022 are contained in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 21, 2024.

At December 31, 2024 and 2023, our consolidated financial statements included the operations of 46 hotel properties, which have been included in our results of operations during the respective periods since their dates of acquisition or through their dates of disposition. Based on when a property was acquired or disposed, operating results for certain properties are not comparable for the years ended December 31, 2024 and 2023. The properties listed in the table below are hereinafter referred to as "non-comparable properties" for the periods indicated and all other properties are referred to as "comparable properties":

Property	Location	Disposition Date
The Heathman Hotel	Portland, OR	February 22, 2023
Retail at The Westin Michigan Avenue Chicago	Chicago, IL	March 17, 2023
Hotel Colonnade Coral Gables	Coral Gables, FL	March 28, 2023
Hotel Monaco Seattle	Seattle, WA	May 9, 2023
Hotel Vintage Seattle	Seattle, WA	May 24, 2023
Hotel Zoe Fisherman's Wharf	San Francisco, CA	November 14, 2023
Marina City Retail at Hotel Chicago Downtown, Autograph Collection	Chicago, IL	December 21, 2023

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

Revenues — Total revenues increased by $33.4 million primarily due to increases at LaPlaya Beach Resort & Club, which was partially closed in 2023 due to Hurricane Ian, at Margaritaville Hotel San Diego Gaslamp Quarter and Hilton San Diego Gaslamp Quarter, which were both under renovation in 2023, and at The Westin Michigan Avenue Chicago. This increase was partially offset by a $23.7 million decrease due to the sales of our non-comparable properties in 2023 and the decrease at Hyatt Centric Delfina Santa Monica as a result of disruption from the brand conversion in 2024.

Hotel operating expenses — Total hotel operating expenses increased by $19.9 million primarily due to increased operations at LaPlaya Beach Resort & Club, Margaritaville Hotel San Diego Gaslamp Quarter, The Westin Michigan Avenue Chicago and Hilton San Diego Gaslamp Quarter, as well as an increase in staffing, wage rates and benefits at our comparable properties due to higher demand levels. This increase was partially offset by a $18.0 million decrease due to the sales of our non-comparable properties in 2023.

Depreciation and amortization — Depreciation and amortization expense decreased by $11.1 million due to Newport Harbor Island Resort's useful life reduction of its furniture, fixtures and equipment in 2023 due to its scheduled renovation in November 2023, as well as the sales of our non-comparable properties in 2023.

Real estate taxes, personal property taxes, property insurance and ground rent — Real estate taxes, personal property taxes, property insurance and ground rent increased by $1.6 million primarily due to a $3.9 million increase in property insurance due to higher insurance premiums. This increase was partially offset by a $2.1 million decrease in real estate taxes as a result of tax appeals and lower tax assessments.

General and administrative — General and administrative expense increased by $3.3 million primarily due to an increase in employee compensation expense. General and administrative expenses consist of employee compensation costs, legal and professional fees, insurance and other expenses.

Impairment — In 2024, we recognized a loss of $10.0 million related to damage caused by Hurricane Helene and Hurricane Milton at LaPlaya Beach Resort & Club and an impairment loss of $38.1 million related to one hotel property. In 2023 we recognized an impairment loss of $81.8 million on three hotels and one retail component of a hotel property.

Gain on sale of hotel properties — We recognized a gain on sale of $30.4 million primarily due to the sales of five hotels and two retail components of our hotels in 2023.

Business interruption insurance income and gain on insurance settlement — We recognized business interruption insurance income and gain on insurance settlement in 2024 and 2023 of $48.6 million and $33.0 million, respectively, related to the settlement of property damage, business interruption and other costs sustained at LaPlaya Beach Resort & Club resulting from Hurricane Ian.

Other operating expenses — Other operating expenses decreased by $7.7 million primarily due to a decrease in hurricane related payroll costs and claims administration costs at LaPlaya Beach Resort & Club.

Interest expense — Interest expense decreased by $3.2 million due to pay-downs on our term loans during the first quarter of 2024, pay-downs of our senior notes during the fourth quarter of 2023 and interest being capitalized related to our Newport Harbor Island Resort redevelopment. This decrease was partially offset by an increase resulting from costs associated with the extensions of the revolver and term loans and higher interest rates on our unhedged floating rate debt.

Other — Other decreased by $1.4 million due to a decrease in interest income earned as a result of lower excess cash balances in 2024.

Income tax (expense) benefit — In 2024, we recognized an income tax benefit due to a $31.7 million reduction in the valuation allowance, offset by $6.1 million of income tax expense.

Non-controlling interests — Non-controlling interests represent the allocation of income or loss of our Operating Partnership to third-party common OP unit holders and to the preferred OP unit holders.

Distributions to preferred shareholders — Distributions to preferred shareholders decreased by $1.1 million as result of the redemption of one million of our 5.70% Series H Cumulative Redeemable Preferred Shares in November 2023.

Issuance costs of redeemed preferred shares — Issuance costs of redeemed preferred shares decreased due to the redemption of one million of our 5.70% Series H Cumulative Redeemable Preferred Shares in November 2023. These costs are included in the determination of net income (loss) attributable to common shareholders.

Non-GAAP Financial Measures

Non-GAAP financial measures are measures of our historical or future financial performance that are different from measures calculated and presented in accordance with U.S. GAAP. We report FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA*re* and Hotel EBITDA, which are non-GAAP financial measures that we believe are useful to investors as key measures of our operating performance.

We calculate FFO in accordance with standards established by Nareit, formerly known as the National Association of Real Estate Investment Trusts, which defines FFO as net income (calculated in accordance with U.S. GAAP), excluding real estate related depreciation and amortization, gains (losses) from sales of real estate, impairments of real estate assets (including impairment of real estate related joint ventures), the cumulative effect of changes in accounting principles and adjustments for unconsolidated affiliates. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. By excluding the effect of real estate related depreciation and amortization including our share of the joint venture depreciation and amortization, gains (losses) from sales of real estate and impairments of real estate assets (including impairment of real estate related joint ventures), all of which are based on historical cost accounting and which may be of lesser significance in evaluating current performance, we believe that FFO provides investors a useful financial measure to evaluate our operating performance.

Adjusted FFO is defined as FFO, as adjusted for transaction costs, non-cash ground rent on operating and capital leases, management/franchise contract transition costs, interest expense adjustment for acquired liabilities, finance lease adjustment, non-cash amortization of acquired intangibles, gain on insurance settlement, early extinguishment of debt, amortization of share-based compensation expense, issuance costs of redeemed preferred shares, hurricane-related costs, non-cash interest expense and deferred tax asset provision (benefit). We believe Adjusted FFO provides useful supplemental information regarding our ongoing operating performance.

The following table reconciles net income (loss) to FFO, FFO available to common share and unit holders and Adjusted FFO available to common share and unit holders for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	For the year ended December 31,		
	2024	2023	2022
Net income (loss)	$ 16	$ (74,276)	$ (84,981)
Adjustments:			
Real estate depreciation and amortization	229,230	240,304	239,231
Gain on sale of hotel properties	—	(30,375)	(6,194)
Impairment	48,146	81,788	89,633
FFO	$ 277,392	$ 217,441	$ 237,689
Distribution to preferred shareholders and unit holders	(47,182)	(48,306)	(48,049)
Redemption of preferred shares	—	8,396	8,186
FFO available to common share and unit holders	$ 230,210	$ 177,531	$ 197,826
Transaction costs	44	688	430
Non-cash ground rent	7,476	7,608	7,737
Management/franchise contract transition costs	163	359	817
Interest expense adjustment for acquired liabilities	1,110	1,672	2,549
Finance lease adjustment	2,995	2,952	2,906
Non-cash amortization of acquired intangibles	(1,927)	(5,494)	(2,149)
Gain on insurance settlement	(24,824)	—	—
Early extinguishment of debt	3,781	1,035	7,995
Amortization of share-based compensation expense	13,602	12,545	11,349
Redemption of preferred shares	—	(8,396)	(8,186)
Hurricane-related costs	183	6,598	249
Non-cash interest expense	—	—	49
Deferred tax provision (benefit)	(28,483)	—	—
Adjusted FFO available to common share and unit holders	$ 204,330	$ 197,098	$ 221,572

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We calculate EBITDA*re* in accordance with standards established by Nareit. EBITDA*re* is defined as EBITDA as adjusted for gain on sale of hotel properties and impairment loss. Adjusted EBITDA*re* is defined as EBITDA*re*, as adjusted for transaction costs, non-cash ground rent on operating and capital leases, management/franchise contract transition costs, non-cash amortization of acquired intangibles, gain on insurance settlement, amortization of share-based compensation expense, and hurricane-related costs. Hotel EBITDA is defined as Adjusted EBITDA*re* plus corporate general and administrative expenses less interest income, business interruption insurance income, and other. We believe that EBITDA, EBITDA*re*, Adjusted EBITDA*re* and Hotel EBITDA provide investors useful financial measures to evaluate our operating performance, excluding the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization).

The following table reconciles net income (loss) to EBITDA, EBITDA*re*, Adjusted EBITDA*re* and Hotel EBITDA for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	For the year ended December 31,					
		2024		2023		2022
Net income (loss)	$	16	$	(74,276)	$	(84,981)
Adjustments:						
Interest expense		112,432		115,660		99,988
Income tax expense (benefit)		(25,628)		655		277
Depreciation and amortization		229,531		240,645		239,583
EBITDA	$	316,351	$	282,684	$	254,867
Gain on sale of hotel properties		—		(30,375)		(6,194)
Impairment		48,146		81,788		89,633
EBITDA*re*	$	364,497	$	334,097	$	338,306
Transaction costs		44		688		430
Non-cash ground rent		7,476		7,608		7,737
Management/franchise contract transition costs		163		359		817
Non-cash amortization of acquired intangibles		(1,927)		(5,494)		(2,149)
Gain on insurance settlement		(24,824)		—		—
Amortization of share-based compensation expense		13,602		12,545		11,349
Hurricane-related costs		183		6,598		249
Adjusted EBITDA*re*	$	359,214	$	356,401	$	356,739
Business interruption insurance income		(23,751)		(32,985)		—
Corporate general and administrative and other		33,706		27,871		27,686
Hotel EBITDA	$	369,169	$	351,287	$	384,425

FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA*re* and Hotel EBITDA do not represent cash generated from operating activities as determined by U.S. GAAP and should not be considered as alternatives to U.S. GAAP net income (loss), as indications of our financial performance, or to U.S. GAAP cash flow from operating activities, as measures of liquidity. In addition, FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA*re* and Hotel EBITDA are not indicative of funds available to fund cash needs, including the ability to make cash distributions.

Critical Accounting Policies

We consider these policies critical because they require estimates about matters that are inherently uncertain, involve various assumptions and require significant management judgment, and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Applying different estimates or assumptions may result in materially different amounts reported in our financial statements.

Investment in Hotel Properties

Estimation and judgment are required to determine the fair values of our acquired hotel properties. Upon acquiring a business or hotel property, we measure and recognize the fair value of the acquired land, land improvements, building, furniture, fixtures and equipment, identifiable intangible assets or liabilities, other assets and assumed liabilities. Identifiable intangible assets or liabilities typically arise from contractual arrangements assumed in connection with the transaction, including terms that are above or below market compared to an estimated market agreement at the acquisition date. We determine the acquisition-date fair values of all assets and assumed liabilities using a combination of the market, cost and income approaches. These valuation methodologies are based on significant Level 2 and Level 3 inputs in the fair value hierarchy, such as estimates of future income growth, capitalization rates, discount rates, capital expenditures and cash flow projections, including hotel revenues and net operating income, at the respective hotel properties. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. Transaction costs are expensed for acquisitions that are considered business combinations and capitalized for asset acquisitions.

Impairment

We review our investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, when a hotel property experiences a current or projected loss from operations, when it becomes more likely than not that a hotel property will be sold before the end of its useful life, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, we perform an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel's estimated fair market value is recorded and an impairment loss recognized. In the evaluation of impairment of our hotel properties, we make many assumptions and estimates including projected cash flows both from operations and eventual disposition, expected useful life and holding period, future required capital expenditures, and fair values, including consideration of capitalization rates, discount rates, and comparable selling prices. We will adjust our assumptions with respect to the remaining useful life of the hotel property when circumstances change, such as an expiring ground lease or it is more likely than not that the hotel property will be sold prior to its previously expected useful life.

New Accounting Pronouncements

See *Note 2. Summary of Significant Accounting Policies* to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K for recently issued accounting pronouncements that may affect us.

Liquidity and Capital Resources

Our primary sources of liquidity are cash provided by our operations, borrowings under our credit facilities, net proceeds from equity and debt offerings, and net proceeds from property sales. Our primary cash requirements in the short term (i.e., those requiring cash on or before December 31, 2025) will be to fund property lease obligations, interest and current principal on debt, capital improvements, dividends on common and preferred shares, and working capital of our property operations. We believe our cash and cash equivalents, restricted cash and the amount available on our senior unsecured revolving credit facility, which totaled $860.2 million as of December 31, 2024, along with cash generated from ongoing operations will be sufficient to satisfy our short-term cash requirements. As of December 31, 2024 we had no off-balance sheet arrangements.

In order to maintain our qualification as a REIT, we must pay dividends to our shareholders of at least 90% of our taxable income. As a result of this requirement, we cannot rely on retained earnings to fund long-term liquidity requirements such as hotel property acquisitions, redevelopments and repayments of long-term debt. As such, we expect to continue to raise capital through equity and debt offerings to fund our growth.

Our material cash requirements include the following contractual and other obligations.

Debt

Our outstanding debt consisted of floating- and fixed-rate unsecured term loans, convertible senior notes, senior unsecured notes and mortgage loans with varying maturities. Our total debt had an aggregate face value of $2.3 billion as of December 31, 2024, as summarized below:

	December 31, 2024
	(in thousands)
Revolving credit facilities	$ —
Term loans	916,652
Convertible senior notes	750,000
Senior unsecured notes	402,400
Mortgage loans	195,413
Total debt at face value	$ 2,264,465

For further discussion on the components of our debt, see *Note 5. Debt* to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

We have the option to extend certain of our current debt maturities with the payment of extension fees. Assuming we exercise all extension options available in our debt agreements, we expect that future principal and interest payments associated with our remaining debt obligations outstanding as of December 31, 2024 will be $2.6 billion through their maturity, with $19.2 million of principal and $95.3 million of interest payable on or before December 31, 2025. We intend to pay amounts due with available cash, borrowings under our revolving credit facility or proceeds from property sales or to refinance amounts due with long-term debt.

We are in compliance with all covenants governing our existing credit facilities, term loans, senior note facilities and mortgage loans.

Our mortgage loans contain customary provisions regarding events of default, as well as customary cash management, cash trap and lockbox provisions. Cash trap provisions may be triggered if the hotel's performance is below a certain threshold. Once triggered, all of the cash flow generated by the hotel is deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our lender. As of December 31, 2024, none of the mortgage loans were in a cash trap.

Hotel, ground and finance lease obligations

Our properties that are subject to hotel, ground or finance leases, as noted in *Note 11. Commitment and Contingencies* to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K, may require minimum fixed rent payments, percentage rent payments based on a percentage of revenues in excess of certain thresholds or rent payments equal to the greater of a minimum fixed rent or percentage rent. Minimum fixed rent may be adjusted annually by increases in consumer price index ("CPI") and may be subject to minimum and maximum increases.

Future fixed minimum payments associated with our hotel, ground and finance leases total $1.8 billion as of December 31, 2024, with $23.0 million payable on or before December 31, 2025.

Purchase commitments

As of December 31, 2024, we had $9.1 million of outstanding purchase commitments, all of which will be paid on or before December 31, 2025. These purchase commitments represent outstanding purchase orders and contracts that have been executed for capital and renovation projects at our properties. See *Capital Investments* for discussion on planned capital investments.

Preferred dividends and Series Z preferred operating partnership units

We expect to pay aggregate annual dividends and distributions of approximately $47.2 million on our outstanding Series E, Series F, Series G and Series H Cumulative Redeemable Preferred Shares and Series Z Cumulative Perpetual Preferred Units on or before December 31, 2025 and in future years until the shares/units are redeemed. For further discussion on our preferred shares and preferred units, see *Note 7. Equity* to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Sources and Uses of Cash

Our principal sources of cash are cash from operations, draws on our credit facilities, net proceeds from equity and debt offerings, and net proceeds from property sales. Our principal uses of cash are asset acquisitions, debt service payments, the redemption of equity securities, capital investments, operating costs, corporate expenses and dividends.

Operating Activities. Our net cash provided by operating activities was $275.0 million for the year ended December 31, 2024 and $236.2 million for the year ended December 31, 2023. Fluctuations in our net cash provided by operating activities are primarily the result of changes in hotel revenues, operating cash requirements and corporate expenses. The increase in cash provided by operating activities in 2024 is primarily due to an increase in operations at our hotel properties that had been under renovation in 2023.

Investing Activities. Our net cash provided by (used in) investing activities was $(92.8) million for the year ended December 31, 2024 and $142.0 million for the year ended December 31, 2023. Fluctuations in our net cash provided by (used in) investing activities are primarily the result of acquisition and disposition activities, as well as capital improvements and additions to our properties.

- During the year ended December 31, 2024, we invested $128.8 million in improvements to our hotel properties and received $36.8 million in property insurance proceeds.

- During the year ended December 31, 2023, we invested $200.6 million in improvements to our hotel properties, received $314.9 million from the sale of five hotel properties and two retail components of our hotel properties and received $30.2 million in property insurance proceeds.

Financing Activities. Our net cash used in financing activities was $158.2 million for the year ended December 31, 2024 and $236.8 million for the year ended December 31, 2023. Fluctuations in our net cash used in financing activities are primarily the result of our issuance and repurchase of debt and equity securities and distributions paid on our preferred and common shares.

- During the year ended December 31, 2024, we borrowed $400.0 million and repaid $465.4 million in other debt, repurchased $16.9 million of common shares through our common share repurchase program and for tax withholding purposes in connection with vestings of share-based equity awards, paid $52.0 million in preferred and common distributions and paid $22.1 million in financing costs.

- During the year ended December 31, 2023, we borrowed and repaid $10.0 million of revolving credit facility borrowings, borrowed $140.0 million and repaid $211.1 million in other debt, repurchased $92.8 million of common shares through our common share repurchase program and for tax withholding purposes in connection with vestings of share-based equity awards, repurchased $15.8 million of preferred shares through our preferred share repurchase program and paid $53.6 million in common and preferred distributions.

Capital Investments

We maintain and intend to continue maintaining all of our hotels in good repair and condition, in conformity with applicable laws and regulations, in accordance with franchisor standards when applicable and in accordance with agreed-upon requirements in our management agreements. Routine capital investments will be administered by the hotel management companies. However, we maintain approval rights over the capital investments as part of the annual budget process and as otherwise required from time to time.

Certain of our hotel properties may undergo renovations as a result of our decision to upgrade portions of the hotels, such as guest rooms, meeting space and restaurants, in order to better compete with other hotels in our markets. In addition, after we acquire a hotel property, we are often required by the franchisor or brand manager, if any, to complete a property improvement plan ("PIP") in order to bring the hotel property up to the franchisor's or brand's standards. Generally, we expect to fund renovations and improvements with available cash, restricted cash, borrowings under our credit facility or proceeds from new debt or equity offerings.

For the year ended December 31, 2024, we invested $128.8 million in capital investments (or $104.0 million excluding the repair and remediation of LaPlaya Beach Resort & Club) to reposition and/or improve our properties, including the renovations of Newport Harbor Island Resort, Skamania Lodge, Estancia La Jolla Hotel & Spa, Southernmost Beach Resort and Hyatt Centric Delfina Santa Monica.

Depending on market conditions, and in some instances subject to approval from governmental authorities, we expect to invest an additional $65.0 million to $75.0 million in capital investments in 2025, which includes normal hotel capital refurbishments and repositioning projects and excludes capital expenditures related to the repair and remediation of LaPlaya Beach Resort & Club. The following capital projects are expected to be completed in 2025:

- $16.0 million conversion of Hyatt Centric Delfina Santa Monica, which commenced in the fourth quarter of 2024 and is expected to be completed in the first quarter of 2025; and

- The refurbishment of Paradise Point Resort & Spa's convention center space, and guestroom refurbishments at Chaminade Resort & Spa and Argonaut Hotel.

Common Share Repurchase Programs and Preferred Share Repurchase Program

Common Share Repurchase Programs

On July 27, 2017, our board of trustees authorized a share repurchase program of up to $100.0 million of common shares. Under this program, we could repurchase common shares from time to time in transactions on the open market or by private agreement. As of June 30, 2023, no common shares remained available for repurchase under this program.

On February 17, 2023, our board of trustees authorized a share repurchase program of up to $150.0 million of common shares. Under this program, we may repurchase common shares from time to time in transactions on the open market or by private agreement. We may suspend or discontinue this program at any time. Repurchased common shares cease to be outstanding and become authorized but unissued common shares.

During the year ended December 31, 2024, we repurchased 1,127,255 common shares for an aggregate purchase price of $15.0 million, or an average of approximately $13.31 per share. As of December 31, 2024, $131.0 million of common shares remained available for repurchase under this program.

The timing, manner, price and amount of any repurchases will be determined by us in our discretion and will depend on a variety of factors, including legal requirements, price, liquidity and economic considerations and market conditions. The program does not require us to repurchase any specific number of common shares. The program does not have an expiration date and may be suspended, modified or discontinued at any time.

Preferred Share Repurchase Program

On February 17, 2023, our board of trustees authorized a share repurchase program of up to $100.0 million of preferred shares. Under the terms of the program, we may repurchase up to an aggregate of $100.0 million of our 6.375% Series E Cumulative Redeemable Preferred Shares, 6.30% Series F Cumulative Redeemable Preferred Shares, 6.375% Series G Cumulative Redeemable Preferred Shares and 5.70% Series H Cumulative Redeemable Preferred Shares from time to time in transactions on the open market or by private agreement.

During the year ended December 31, 2024, no preferred shares were repurchased under this program. As of December 31, 2024, $84.2 million of preferred shares remained available for repurchase under this program.

The timing, manner, price and amount of any repurchases will be determined by us in our discretion and will depend on a variety of factors, including legal requirements, price, liquidity and economic considerations, and market conditions. The program does not require us to repurchase any specific number of preferred shares. The program does not have an expiration date and may be suspended, modified or discontinued at any time.

Inflation

We rely on the performance of the hotels to increase revenues to keep pace with inflation. Generally, our hotel operators possess the ability to adjust room rates daily, except for group or corporate rates contractually committed to in advance, although competitive pressures may limit the ability of our operators to raise rates faster than inflation or even at the same rate.

Seasonality

For discussion on the seasonality of our hotels' operations, see Part I, Item 1 of this Annual Report on Form 10-K.

Derivative Instruments

In the normal course of business, we are exposed to the effects of interest rate changes. We may enter into derivative instruments including interest rate swaps, caps and collars to manage or hedge interest rate risk. Derivative instruments are subject to fair value reporting at each reporting date and the increase or decrease in fair value is recorded in net income (loss) or accumulated other comprehensive income (loss), based on the applicable hedge accounting guidance. Derivatives expose the Company to credit risk in the event of non-performance by the counter parties under the terms of the interest rate hedge agreements. We believe we minimize the credit risk by transacting with major credit-worthy financial institutions.

As of December 31, 2024, we have interest rate swap agreements with an aggregate notional amount of $855.0 million to hedge variable interest rates on our unsecured term loans and a mortgage loan. We have designated these pay-fixed, receive-floating interest rate swap derivatives as cash flow hedges. For a further discussion of our derivative instruments see *Note 5. Debt*, to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Sensitivity

We are exposed to market risk from changes in interest rates. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs by closely monitoring our variable rate debt and converting such debt to fixed rates when we deem such conversion advantageous. From time to time, we may enter into interest rate swap agreements or other interest rate hedging contracts. While these agreements are intended to lessen the impact of rising interest rates, they also expose us to the risks that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly effective cash flow hedges under guidance included in ASC 815 "Derivatives and Hedging."

The table below provides information about financial instruments that are sensitive to changes in interest rates, including senior notes, term loans, mortgage loans and credit facilities. For debt obligations, the table presents scheduled maturities, including annual amortization of principal, and related weighted-average interest rates for the debt maturing in each specified period (dollars in thousands).

	2025		2026		2027		2028		2029		Total
Liabilities											
Fixed rate debt [1]	$	4,418	$	752,308	$	2,429	$	48,658	$	400,000	$	1,207,813
Average interest rate		4.99 %		1.76 %		5.07 %		5.07 %		6.38 %		3.44 %
Variable rate debt [1]	$	14,783	$	—	$	360,000	$	496,652	$	185,217	$	1,056,652
Average interest rate		6.44 %		— %		6.44 %		6.91 %		6.44 %		6.66 %
Total	$	19,201	$	752,308	$	362,429	$	545,310	$	585,217	$	2,264,465

_____

[1] Scheduled maturities assume we exercise all extension options available in our debt agreements. For a discussion of our debt, see *Note 5. Debt*, to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

This table reflects indebtedness outstanding as of December 31, 2024 and does not reflect indebtedness, if any, incurred after that date. Our ultimate exposure to interest rate fluctuations depends on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of adjustment, the ability to prepay or refinance variable rate indebtedness and hedging strategies used to reduce the impact of any increases in rates. As of December 31, 2024, the estimated fair value of our fixed rate debt was $1.1 billion.

As of December 31, 2024, $201.7 million of the Company's aggregate indebtedness (8.9% of total indebtedness) was subject to variable interest rates, excluding amounts outstanding under the term loan facilities that have been effectively swapped into fixed rates. If interest rates on our unhedged variable rate debt increase or decrease by 0.1 percent, our annual interest expense will increase or decrease by approximately $0.2 million, respectively.

Item 8. Financial Statements and Supplementary Data.

See Financial Statements and index beginning on page F-1.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the original framework in *Internal Control - Integrated Framework* issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

KPMG LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report on Form 10-K and, as part of its audit, has issued its report, included herein on page F-4, on the effectiveness of our internal control over financial reporting.

There was no change to our internal control over financial reporting during the fourth quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

During the three months ended December 31, 2024, none of our officers or trustees adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Trustees, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Trustee Independence.

The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG LLP, McLean, VA, Auditor Firm ID: 185.

The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders.

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this report:

 1. Financial Statements

    Included herein on pages F-1 through F-34.

 2. Financial Statement Schedules

 The following financial statement schedule is included herein on pages F-35 through F-38.

 Schedule III--Real Estate and Accumulated Depreciation

 All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted from this Item 15.

 3. Exhibits

 The following exhibits are filed or furnished, as the case may be, as part of this Annual Report on Form 10-K:

Exhibit Number	Description of Exhibit
3.1	Declaration of Trust of Pebblebrook Hotel Trust, as amended and supplemented through July 23, 2021 (incorporated by reference to Exhibit 3.1 to Pebblebrook Hotel Trust's Quarterly Report on Form 10-Q filed with the SEC on July 29, 2021 (File No. 001-34571)).
3.2	Bylaws of Pebblebrook Hotel Trust, as amended and restated on February 17, 2023 (incorporated by reference to Exhibit 3.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on February 24, 2023 (File No. 001-34571)).
3.3	Second Amended and Restated Agreement of Limited Partnership of Pebblebrook Hotel, L.P., dated as of December 13, 2013 (incorporated by reference to Exhibit 3.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on December 17, 2013 (File No. 001-34571)).
3.4	First Amendment to the Second Amended and Restated Agreement of Limited Partnership of Pebblebrook Hotel, L.P., dated as of September 30, 2014 (incorporated by reference to Exhibit 3.4 to Pebblebrook Hotel Trust's Annual Report on Form 10-K filed with the SEC on February 17, 2015 (File No. 001-34571)).
3.5	Second Amendment to the Second Amended and Restated Agreement of Limited Partnership of Pebblebrook Hotel, L.P., dated as of June 8, 2016 (incorporated by reference to Exhibit 3.5 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on June 8, 2016 (File No. 001-34571)).
3.6	Third Amendment to the Second Amended and Restated Agreement of Limited Partnership of Pebblebrook Hotel, L.P., dated as of November 30, 2018 (incorporated by reference to Exhibit 3.3 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on December 3, 2018 (File No. 001-34571)).
3.7	Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Pebblebrook Hotel, L.P., dated as of May 12, 2021 (incorporated by reference to Exhibit 3.2 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on May 12, 2021 (File No. 001-34571)).
3.8	Fifth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Pebblebrook Hotel, L.P. dated July 23, 2021 (incorporated by reference to Exhibit 3.2 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on July 27, 2021 (File No. 001-34571)).
3.9	Sixth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Pebblebrook Hotel., L.P., dated as of May 11, 2022 (incorporated by reference to Exhibit 3.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on May 12, 2022 (File No. 001-34571)).
4.1†	Description of the Registrant's Securities.
4.2	Indenture, dated December 15, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on December 16, 2020 (File No. 001-34571)).
4.3	First Supplemental Indenture, dated December 15, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on December 16, 2020 (File No. 001-34571)).
4.4	Indenture, dated October 3, 2024, among Pebblebrook Hotel, L.P., PEB Finance Corp., Pebblebrook Hotel Trust, the subsidiary guarantors party thereto and UMB Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on October 3, 2024 (File No. 001-34571)).
4.5	Form of note of 6.375% Senior Notes due 2029 (included in Indenture in Exhibit 4.1) (incorporated by reference to Exhibit 4.2 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on October 3, 2024 (File No. 001-34571)).
10.1*	Pebblebrook Hotel Trust 2009 Equity Incentive Plan, as amended and restated effective July 10, 2012 (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012 (File No. 001-34571)).
10.2*	Amendment No. 1 to the Pebblebrook Hotel Trust 2009 Equity Incentive Plan, as amended and restated effective July 10, 2012, effective July 7, 2016 (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Quarterly Report on Form 10-Q filed with the SEC on July 25, 2016 (File No. 001-34571)).
10.3*	Amendment No. 2 to the Pebblebrook Hotel Trust 2009 Equity Incentive Plan, as amended and restated effective July 10, 2012, effective February 15, 2017 (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on February 22, 2017 (File No. 001-34571)).
10.4*	Amendment No. 3 to the Pebblebrook Hotel Trust 2009 Equity Incentive Plan, as amended and restated effective July 10, 2012, effective May 19, 2021 (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on May 21, 2021 (File No. 001-34571)).
10.5*	Amendment No. 4 to the Pebblebrook Hotel Trust 2009 Equity Incentive Plan, as amended and restated effective July 10, 2012, effective May 16, 2022 (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on May 16, 2022 (File No. 001-34571)).
10.6*	Change in Control Severance Agreement between Pebblebrook Hotel Trust and Jon E. Bortz (incorporated by reference to Exhibit 10.2 to Pebblebrook Hotel Trust's Annual Report on Form 10-K filed with the SEC on March 24, 2010 (File No. 001-34571)).
10.7*	Change in Control Severance Agreement between Pebblebrook Hotel Trust and Raymond D. Martz (incorporated by reference to Exhibit 10.3 to Pebblebrook Hotel Trust's Annual Report on Form 10-K filed with the SEC on March 24, 2010 (File No. 001-34571)).
10.8*	Change in Control Severance Agreement between Pebblebrook Hotel Trust and Thomas C. Fisher (incorporated by reference to Exhibit 10.4 to Pebblebrook Hotel Trust's Annual Report on Form 10-K filed with the SEC on March 24, 2010 (File No. 001-34571)).
10.9*	Form of Indemnification Agreement between Pebblebrook Hotel Trust and its officers and trustees (incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Pebblebrook Hotel Trust's Registration Statement on Form S-11/A filed with the SEC on November 10, 2009 (File No. 333-162412)).
10.10*	Form of Share Award Agreement for trustees (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Pebblebrook Hotel Trust's Registration Statement on Form S-11/A filed with the SEC on November 25, 2009 (File No. 333-162412)).
10.11*	Form of LTIP Unit Vesting Agreement (incorporated by reference to Exhibit 10.2 to Pebblebrook Hotel Trust's Quarterly Report on Form 10-Q filed with the SEC on April 26, 2012 (File No. 001-34571)).

10.12*	Form of Performance Unit Retention Award Agreement (incorporated by reference to Exhibit 10.2 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on December 17, 2013 (File No. 001-34571)).
10.13	Fifth Amended and Restated Credit Agreement, dated as of October 13, 2022, among Pebblebrook Hotel, L.P., as the borrower, Pebblebrook Hotel Trust, as the parent REIT and a guarantor, certain subsidiaries of the borrower, as guarantors, Bank of America, N.A., as administrative agent and L/C issuer, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on October 14, 2022 (File No. 001-34571)).
10.14	First Amendment to Fifth Amended Restated Credit Agreement, dated as of January 3, 2024, among Pebblebrook Hotel, L.P., as the borrower, Pebblebrook Hotel Trust, as the parent REIT and a guarantor, certain subsidiaries of the borrower, as guarantors, Bank of America, N.A., as administrative agent and L/C issuer, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on January 4, 2024 (File No. 001-34571)).
10.15	Second Amendment to Fifth Amended and Restated Credit Agreement, dated as of September 18, 2024, among Pebblebrook Hotel, L.P., as the borrower, Pebblebrook Hotel Trust, as the parent REIT and a guarantor, Bank of America, N.A., as administrative agent and L/C issuer, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on September 23, 2024 (File No. 001-34571)).
10.16	Third Amendment to Fifth Amended and Restated Credit Agreement, dated as of November 1, 2024, among Pebblebrook Hotel, L.P., as the borrower, Pebblebrook Hotel Trust, as the parent REIT and a guarantor, certain subsidiaries of the borrower, as guarantors, Bank of America, N.A., as administrative agent and L/C issuer, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on November 4, 2024 (File No. 001-34571)).
10.17*	Form of Share Award Agreement (time-based vesting) for Executive Officers (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on February 16, 2018 (File No. 001-34571)).
10.18*	Form of Performance Unit Award Agreement for Executive Officers (incorporated by reference to Exhibit 10.2 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on February 16, 2018 (File No. 001-34571)).
10.19*	Form of Performance Unit Award Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on February 24, 2023 (File No. 001-34571)).
10.20*	Form of Performance Unit Award Agreement for Executive Officers (incorporated by reference to Exhibit 10.3 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on February 22, 2024 (File No. 001-34571)).
10.21*	Form of LTIP Class B Unit Vesting Agreement – retention award (incorporated by reference to Exhibit 10.6 to Pebblebrook Hotel Trust's Quarterly Report on Form 10-Q filed with the SEC on April 29, 2021 (File No. 001-34571)).
10.22*	Form of LTIP Class B Unit Vesting Agreement (time-based vesting) for Executive Officers (incorporated by reference to Exhibit 10.1 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on February 22, 2024 (File No. 001-34571)).
10.23*	Form of Restricted Share Unit Award Agreement (time-based vesting) for Executive Officers (incorporated by reference to Exhibit 10.2 to Pebblebrook Hotel Trust's Current Report on Form 8-K filed with the SEC on February 22, 2024 (File No. 001-34571)).
19.1†	Pebblebrook Hotel Trust Insider Trading Policy
21.1†	List of Subsidiaries of Pebblebrook Hotel Trust.
23.1†	Consent of KPMG LLP.
31.1†	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2†	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1††	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2††	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Pebblebrook Hotel Trust's Annual Report on Form 10-K filed with the SEC on February 21, 2024 (File No. 001-34571)).
101.INS	XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.[1]
101.SCH	Inline XBRL Taxonomy Extension Schema Document[1]
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document[1]
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document[1]
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document[1]
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document[1]
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)[1]

---

*   Management agreement or compensatory plan or arrangement

†   Filed herewith.

††   Furnished herewith.

[1]   Submitted electronically herewith. Attached as Exhibit 101 to this report are the following documents formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Equity; (iv) Consolidated Statements of Cash Flows; (v) Notes to Consolidated Financial Statements; and (vi) Cover Page (in connection with Exhibit 104).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEBBLEBROOK HOTEL TRUST

Date: February 26, 2025

/s/ JON E. BORTZ
_____
Jon E. Bortz
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JON E. BORTZ Jon E. Bortz	Chief Executive Officer and Chairman of the Board (principal executive officer)	February 26, 2025
/s/ RAYMOND D. MARTZ Raymond D. Martz	Co-President, Chief Financial Officer, Treasurer and Secretary (principal financial officer and principal accounting officer)	February 26, 2025
/s/ CYDNEY C. DONNELL Cydney C. Donnell	Trustee	February 26, 2025
/s/ RON E. JACKSON Ron E. Jackson	Trustee	February 26, 2025
/s/ PHILLIP M. MILLER Phillip M. Miller	Trustee	February 26, 2025
/s/ MICHAEL J. SCHALL Michael J. Schall	Trustee	February 26, 2025
/s/ BONNY W. SIMI Bonny W. Simi	Trustee	February 26, 2025
/s/ EARL E. WEBB Earl E. Webb	Trustee	February 26, 2025

PEBBLEBROOK HOTEL TRUST
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees
Pebblebrook Hotel Trust:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pebblebrook Hotel Trust and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Assessment of estimated hold periods for investments in hotel properties*
>
> As discussed in Notes 2 and 4 to the consolidated financial statements, the Company reviews its investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Investment in hotel properties, net of accumulated depreciation was $5,319 million, or 93% of total assets as of December 31, 2024.
>
> We identified the assessment of the estimated hold periods for certain hotel properties as a critical audit matter. Subjective auditor judgment was required to assess the events or changes in circumstances used by the Company to evaluate the estimated hold periods. A shortened estimated hold period could indicate a potential impairment.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the Company's determination of the estimated hold periods for certain hotel properties. We evaluated the relevant events or changes in circumstances that the Company used to evaluate its estimated hold periods by:

- inspecting documents, such as meeting minutes of the board of trustees and management's assessment of properties with potential shortened hold periods, to assess the likelihood that a property will be sold significantly before the end of its previously estimated hold period

- inspecting listings from external sources of hotel properties for sale by the Company

- inquiring of Company officials, including those in the organization who are responsible for, and have authority over, disposition activities

- obtaining representations from the Company regarding the status of potential plans to dispose of hotel properties.

/s/ KPMG LLP

We have served as the Company's auditor since 2009.

McLean, Virginia
February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees
Pebblebrook Hotel Trust:

Opinion on Internal Control Over Financial Reporting

We have audited Pebblebrook Hotel Trust and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 26, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

McLean, Virginia
February 26, 2025

Pebblebrook Hotel Trust
Consolidated Balance Sheets
(in thousands, except share and per-share data)

		December 31, 2024		December 31, 2023
ASSETS				
Investment in hotel properties, net	$	5,319,029	$	5,490,776
Cash and cash equivalents		206,650		183,747
Restricted cash		10,941		9,894
Hotel receivables (net of allowance for doubtful accounts of $439 and $689, respectively)		39,125		43,912
Prepaid expenses and other assets		117,593		96,644
Total assets	$	5,693,338	$	5,824,973
LIABILITIES AND EQUITY				
Debt	$	2,246,732	$	2,319,801
Accounts payable, accrued expenses and other liabilities		222,230		238,644
Lease liabilities - operating leases		320,741		320,617
Deferred revenues		92,347		76,874
Accrued interest		11,549		6,830
Distribution payable		11,865		11,862
Total liabilities		2,905,464		2,974,628
Commitments and contingencies (Note 11)				
Shareholders' equity:				
Preferred shares of beneficial interest, $.01 par value (liquidation preference $690,000 at December 31, 2024 and 2023), 100,000,000 shares authorized; 27,600,000 shares issued and outstanding at December 31, 2024 and 2023		276		276
Common shares of beneficial interest, $.01 par value, 500,000,000 shares authorized; 119,285,394 and 120,191,349 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively		1,193		1,202
Additional paid-in capital		4,072,265		4,078,912
Accumulated other comprehensive income (loss)		16,550		24,374
Distributions in excess of retained earnings		(1,392,860)		(1,341,264)
Total shareholders' equity		2,697,424		2,763,500
Non-controlling interests		90,450		86,845
Total equity		2,787,874		2,850,345
Total liabilities and equity	$	5,693,338	$	5,824,973

The accompanying notes are an integral part of these financial statements.

Pebblebrook Hotel Trust
Consolidated Statements of Operations and Comprehensive Income
(in thousands, except share and per-share data)

		For the year ended December 31,		
		2024	2023	2022
Revenues:				
Room	$	922,348 $	914,109 $	910,936
Food and beverage		372,369	351,852	346,702
Other operating		158,592	153,988	134,253
Total revenues		1,453,309	1,419,949	1,391,891
Expenses:				
Hotel operating expenses:				
Room		250,875	248,020	225,992
Food and beverage		273,731	264,163	243,543
Other direct and indirect		436,397	428,897	413,939
Total hotel operating expenses		961,003	941,080	883,474
Depreciation and amortization		229,531	240,645	239,583
Real estate taxes, personal property taxes, property insurance, and ground rent		126,183	124,595	126,134
General and administrative		48,081	44,789	39,187
Impairment		48,146	81,788	89,633
Gain on sale of hotel properties		—	(30,375)	(6,194)
Business interruption insurance income and gain on insurance settlement		(48,574)	(32,985)	—
Other operating expenses		4,913	12,602	5,352
Total operating expenses		1,369,283	1,382,139	1,377,169
Operating income (loss)		84,026	37,810	14,722
Interest expense		(112,432)	(115,660)	(99,988)
Other		2,794	4,229	562
Income (loss) before income taxes		(25,612)	(73,621)	(84,704)
Income tax (expense) benefit		25,628	(655)	(277)
Net income (loss)		16	(74,276)	(84,981)
Net income (loss) attributable to non-controlling interests		4,258	3,741	2,190
Net income (loss) attributable to the Company		(4,242)	(78,017)	(87,171)
Distributions to preferred shareholders		(42,525)	(43,649)	(45,074)
Redemption of preferred shares		—	8,396	8,186
Net income (loss) attributable to common shareholders	$	(46,767) $	(113,270) $	(124,059)
Net income (loss) per share available to common shareholders, basic	$	(0.39) $	(0.93) $	(0.95)
Net income (loss) per share available to common shareholders, diluted	$	(0.39) $	(0.93) $	(0.95)
Weighted-average number of common shares, basic		119,774,655	121,813,042	130,453,944
Weighted-average number of common shares, diluted		119,774,655	121,813,042	130,453,944

Pebblebrook Hotel Trust
Consolidated Statements of Operations and Comprehensive Income - Continued
(in thousands, except share and per-share data)

		For the year ended December 31,			
		2024		**2023**	**2022**
Comprehensive Income:					
Net income (loss)	$	16	$	(74,276) $	(84,981)
Other comprehensive income (loss):					
Change in fair value of derivative instruments		15,102		17,572	55,479
Amounts reclassified from other comprehensive income		(23,001)		(28,995)	52
Comprehensive income (loss)		(7,883)		(85,699)	(29,450)
Comprehensive income (loss) attributable to non-controlling interests		4,183		3,668	2,555
Comprehensive income (loss) attributable to the Company	$	(12,066) $		(89,367) $	(32,005)

The accompanying notes are an integral part of these financial statements.

Pebblebrook Hotel Trust
Consolidated Statements of Equity
(in thousands, except share data)

For the year ended December 31, 2022

	Preferred Shares		Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Retained Earnings	Total Shareholders' Equity	Non-Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2021	29,600,000	$ 296	130,813,750	$ 1,308	$ 4,268,042	$ (19,442)	$ (1,094,023)	$ 3,156,181	$ 7,724	$ 3,163,905
Redemption of preferred shares	(1,000,000)	(10)	—	—	(24,176)	—	8,186	(16,000)	—	(16,000)
Issuance of shares, net of offering costs	—	—	—	—	(123)	—	—	(123)	—	(123)
Issuance of operating partnership units	—	—	—	—	—	—	—	—	78,000	78,000
Issuance of common shares for Board of Trustees compensation	—	—	33,866	1	737	—	—	738	—	738
Repurchase of common shares	—	—	(4,609,626)	(47)	(70,677)	—	—	(70,724)	—	(70,724)
Share-based compensation	—	—	107,303	1	8,556	—	—	8,557	2,793	11,350
Distributions on common shares/units	—	—	—	—	—	—	(5,035)	(5,035)	(69)	(5,104)
Distributions on preferred shares/units	—	—	—	—	—	—	(45,074)	(45,074)	(2,975)	(48,049)
Other comprehensive income (loss):										
Change in fair value of derivative instruments	—	—	—	—	—	55,114	—	55,114	365	55,479
Amounts reclassified from other comprehensive income	—	—	—	—	—	52	—	52	—	52
Net income (loss)	—	—	—	—	—	—	(87,171)	(87,171)	2,190	(84,981)
Balance at December 31, 2022	28,600,000	$ 286	126,345,293	$ 1,263	$ 4,182,359	$ 35,724	$ (1,223,117)	$ 2,996,515	$ 88,028	$ 3,084,543

Pebblebrook Hotel Trust
Consolidated Statements of Equity – Continued
(in thousands, except share data)

For the year ended December 31, 2023

	Preferred Shares		Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Retained Earnings	Total Shareholders' Equity	Non-Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2022	28,600,000	$ 286	126,345,293	$ 1,263	$ 4,182,359	$ 35,724	$ (1,223,117)	$ 2,996,515	$ 88,028	$ 3,084,543
Redemption of preferred shares	(1,000,000)	(10)	—	—	(24,176)	—	8,396	(15,790)	—	(15,790)
Redemption of non-controlling interest OP units	—	—	133,605	1	3,514	—	—	3,515	(3,515)	—
Issuance of common shares for Board of Trustees compensation	—	—	55,480	1	753	—	—	754	—	754
Repurchase of common shares	—	—	(6,578,436)	(65)	(92,688)	—	—	(92,753)	—	(92,753)
Share-based compensation	—	—	235,407	2	9,150	—	—	9,152	3,393	12,545
Distributions on common shares/units	—	—	—	—	—	—	(4,877)	(4,877)	(72)	(4,949)
Distributions on preferred shares/units	—	—	—	—	—	—	(43,649)	(43,649)	(4,657)	(48,306)
Other comprehensive income (loss):										
Change in fair value of derivative instruments	—	—	—	—	—	17,645	—	17,645	(73)	17,572
Amounts reclassified from other comprehensive income	—	—	—	—	—	(28,995)	—	(28,995)	—	(28,995)
Net income (loss)	—	—	—	—	—	—	(78,017)	(78,017)	3,741	(74,276)
Balance at December 31, 2023	27,600,000	$ 276	120,191,349	$ 1,202	$ 4,078,912	$ 24,374	$ (1,341,264)	$ 2,763,500	$ 86,845	$ 2,850,345

Pebblebrook Hotel Trust
Consolidated Statements of Equity – Continued
(in thousands, except share data)

For the year ended December 31, 2024

	Preferred Shares		Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Retained Earnings	Total Shareholders' Equity	Non-Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2023	27,600,000	$ 276	120,191,349	$ 1,202	$ 4,078,912	$ 24,374	$ (1,341,264)	$ 2,763,500	$ 86,845	$ 2,850,345
Issuance of common shares for Board of Trustees compensation	—	—	47,497	1	744	—	—	745	—	745
Repurchase of common shares	—	—	(1,242,644)	(13)	(16,838)	—	—	(16,851)	—	(16,851)
Share-based compensation	—	—	289,192	3	9,447	—	—	9,450	4,152	13,602
Distributions on common shares/units	—	—	—	—	—	—	(4,829)	(4,829)	(73)	(4,902)
Distributions on preferred shares/units	—	—	—	—	—	—	(42,525)	(42,525)	(4,657)	(47,182)
Other comprehensive income (loss):										
Change in fair value of derivative instruments	—	—	—	—	—	15,177	—	15,177	(75)	15,102
Amounts reclassified from other comprehensive income	—	—	—	—	—	(23,001)	—	(23,001)	—	(23,001)
Net income (loss)	—	—	—	—	—	—	(4,242)	(4,242)	4,258	16
Balance at December 31, 2024	27,600,000	$ 276	119,285,394	$ 1,193	$ 4,072,265	$ 16,550	$ (1,392,860)	$ 2,697,424	$ 90,450	$ 2,787,874

The accompanying notes are an integral part of these financial statements.

Pebblebrook Hotel Trust
Consolidated Statements of Cash Flows
(in thousands)

	For the year ended December 31,		
	2024	**2023**	**2022**
Operating activities:			
Net income (loss)	$ 16	$ (74,276)	$ (84,981)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	229,531	240,645	239,583
Benefit for deferred income taxes	(28,483)	—	—
Share-based compensation	13,602	12,545	11,350
Gain on insurance settlement	(24,824)	—	—
Amortization of deferred financing costs, non-cash interest and other amortization	14,329	12,124	13,453
Gain on sale of hotel properties	—	(30,375)	(6,194)
Impairment	48,146	81,788	89,633
Non-cash ground rent	9,843	9,898	9,952
Other adjustments	(5,331)	(7,801)	(4,713)
Changes in assets and liabilities:			
Hotel receivables	5,037	1,171	(7,974)
Prepaid expenses and other assets	8,889	(11,190)	(10,018)
Accounts payable and accrued expenses	(14,471)	(5,860)	24,808
Deferred revenues	18,718	7,528	3,846
Net cash provided by (used in) operating activities	275,002	236,197	278,745
Investing activities:			
Improvements and additions to hotel properties	(128,750)	(200,634)	(116,743)
Proceeds from sales of hotel properties	—	314,941	248,908
Acquisition of hotel properties	—	—	(247,163)
Property insurance proceeds	36,802	30,210	5,638
Other investing activities	(885)	(2,495)	(25)
Net cash provided by (used in) investing activities	(92,833)	142,022	(109,385)
Financing activities:			
Payment of deferred financing costs	(22,104)	(2,710)	(12,415)
Borrowings under revolving credit facilities	—	10,000	190,151
Repayments under revolving credit facilities	—	(10,000)	(190,151)
Proceeds from debt	400,000	140,000	1,380,000
Repayments of debt	(465,432)	(211,088)	(1,434,956)
Repurchases of common shares	(16,851)	(92,753)	(70,724)
Redemption of preferred shares	—	(15,790)	(16,000)
Distributions — common shares/units	(4,866)	(4,971)	(5,291)
Distributions — preferred shares/units	(47,182)	(48,607)	(47,367)
Other financing activities	(1,784)	(928)	(2,585)
Net cash provided by (used in) financing activities	(158,219)	(236,847)	(209,338)
Net change in cash and cash equivalents and restricted cash	23,950	141,372	(39,978)
Cash and cash equivalents and restricted cash, beginning of year	193,641	52,269	92,247
Cash and cash equivalents and restricted cash, end of year	$ 217,591	$ 193,641	$ 52,269

The accompanying notes are an integral part of these financial statements.

Note 1. Organization

Pebblebrook Hotel Trust (the "Company") is an internally managed hotel investment company, formed as a Maryland real estate investment trust in October 2009 to opportunistically acquire and invest in hotel properties located primarily in major U.S. cities and resort properties located near our primary target urban markets and select destination resort markets, with an emphasis on major gateway coastal markets.

As of December 31, 2024, the Company owned interests in 46 hotels with a total of 11,933 guest rooms. The hotel properties are located in: Boston, Massachusetts; Chicago, Illinois; Hollywood, Florida; Jekyll Island, Georgia; Key West, Florida; Los Angeles, California (Beverly Hills, Santa Monica, and West Hollywood); Naples, Florida; Newport, Rhode Island; Portland, Oregon; San Diego, California; San Francisco, California; Santa Cruz, California; Stevenson, Washington; and Washington, D.C.

Substantially all of the Company's assets are held by, and all of the Company's operations are conducted through, Pebblebrook Hotel, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership. As of December 31, 2024, the Company owned 99.2% of the common limited partnership units issued by the Operating Partnership ("common units"). The remaining 0.8% of the common units are owned by the other limited partners of the Operating Partnership. For the Company to maintain its qualification as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), it cannot operate the hotels it owns. Therefore, the Operating Partnership and its subsidiaries lease the hotel properties to subsidiaries of Pebblebrook Hotel Lessee, Inc. (collectively with its subsidiaries, "PHL"), a taxable REIT subsidiary ("TRS"), which in turn engage third-party eligible independent contractors to manage the hotels. PHL is consolidated into the Company's financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries are separate legal entities and maintain records and books of account separate and apart from each other. The consolidated financial statements include all of the accounts of the Company and its subsidiaries and are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany balances and transactions have been eliminated in consolidation. Investments in entities that the Company does not control, but over which the Company has the ability to exercise significant influence regarding operating and financial policies, are accounted for under the equity method.

Certain reclassifications have been made to the prior period's financial statements to conform to the current year presentation.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using management's best judgment, after considering past, current and expected events and economic conditions. Actual results could differ from these estimates.

Risks and Uncertainties

The state of the overall economy can significantly impact hotel operational performance and thus the Company's financial position. Global events, as well as national and local events, may adversely impact travel trends and the operations of the Company's hotels. In addition, inflation and changing interest rates may impact the overall economy and the availability of debt, which may impact the Company's financial position. A decline in travel or a significant increase in costs may also adversely impact the Company's cash flow and ability to service debt or meet other financial obligations.

Fair Value Measurements

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability in an orderly transaction. The hierarchy for inputs used in measuring fair value are as follows:

1. Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

2. Level 2 – Inputs include quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations whose inputs are observable.

3. Level 3 – Model-derived valuations with unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The Company's financial instruments include cash and cash equivalents, restricted cash, accounts payable and accrued expenses. Due to their short maturities, the carrying amounts of these assets and liabilities approximate fair value. See *Note 5. Debt* to the accompanying consolidated financial statements for disclosures on the fair value of debt and derivative instruments.

Investment in Hotel Properties

Upon acquiring a business or hotel property, the Company measures and recognizes the fair value of the acquired land, land improvements, building, furniture, fixtures and equipment, identifiable intangible assets or liabilities, other assets and assumed liabilities. Identifiable intangible assets or liabilities typically arise from contractual arrangements in connection with the transaction, including terms that are above or below market compared to an estimated market agreement at the acquisition date. Acquisition-date fair values of assets and assumed liabilities are determined using a combination of the market, cost and income approaches. These valuation methodologies are based on significant Level 2 and Level 3 inputs in the fair value hierarchy, such as estimates of future income growth, capitalization rates, discount rates, capital expenditures and cash flow projections, including hotel revenues and net operating income, at the respective hotel properties.

Transaction costs related to business combinations are expensed as incurred and included on the consolidated statements of operations and comprehensive income. Transaction costs related to asset acquisitions are capitalized and recorded to investment in hotel property.

Hotel renovations and replacements of assets that improve or extend the life of the asset are recorded at cost and depreciated over their estimated useful lives. Furniture, fixtures and equipment under finance leases are recorded at the present value of the minimum lease payments. Repair and maintenance costs are expensed as incurred.

Hotel properties are recorded at cost and depreciated using the straight-line method over an estimated useful life of 10 to 40 years for buildings, land improvements, and building improvements and 1 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets. Intangible assets arising from contractual arrangements are typically amortized over the life of the contract. The Company is required to make subjective assessments as to the useful lives and classification of properties for purposes of determining the amount of depreciation expense to reflect each year with respect to the assets. These assessments may impact the Company's results of operations.

The Company reviews its investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, when a hotel property experiences a current or projected loss from operations or when it becomes more likely than not that a hotel property will be sold before the end of its useful life. When such conditions exist, the Company performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying value of the asset, an adjustment to reduce the carrying value to the related hotel's estimated fair market value is recorded and an impairment loss is recognized. In the evaluation of impairment of its hotel properties, the Company makes many assumptions and estimates including projected cash flows both from operations and eventual disposition, expected useful life and estimated holding period, future required capital expenditures, and fair values, including consideration of expected terminal capitalization rates, discount rates, and comparable selling prices. The Company will adjust its assumptions with respect to the remaining useful life of the hotel property when circumstances change or it is more likely than not that the hotel property will be sold prior to its previously expected useful life.

The Company will classify a hotel as held for sale and will cease recording depreciation expense when a binding agreement to sell the property has been signed under which the buyer has committed a significant amount of nonrefundable cash, approval of the Company's board of trustees (the "Board of Trustees") has been obtained, no significant financing contingencies exist, and the sale is expected to close within one year. If the fair value less costs to sell is lower than the carrying value of the hotel, the Company will record an impairment loss. The Company will classify the loss, together with the related operating results, as continuing or discontinuing operations on the statements of operations and classify the assets and related liabilities as held for sale on the balance sheet.

Intangible Assets and Liabilities

Intangible assets or liabilities are recorded on non-market contracts assumed as part of the acquisition of certain hotels. The Company reviews the terms of agreements assumed in conjunction with the purchase of a hotel to determine if the terms are over or under market compared to an estimated market agreement at the acquisition date. Under market lease assets or over market contract liabilities are recorded at the acquisition date and amortized using the straight-line method over the term of the agreement. The Company does not amortize intangible assets with indefinite useful lives, but reviews these assets for impairment annually or at interim periods if events or circumstances indicate that the asset may be impaired.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term liquid investments with an original maturity of three months or less. The Company maintains cash and cash equivalents balances in excess of insured limits with various financial institutions. This may subject the Company to significant concentrations of credit risk. The Company performs periodic evaluations of the credit quality of these financial institutions.

Restricted Cash

Restricted cash primarily consists of reserves for replacement of furniture and fixtures, cash held in escrow pursuant to certain lender or hotel management agreement requirements to pay for real estate taxes, ground rent or property insurance and cash held in cash management and lockbox accounts pursuant to certain mortgage loan requirements.

Prepaid Expenses and Other Assets

The Company's prepaid expenses and other assets consist of prepaid real estate taxes, prepaid insurance, inventories, over or under market leases, and corporate office equipment and furniture.

Derivative Instruments

In the normal course of business, the Company is exposed to the effects of interest rate changes. The Company may enter into derivative instruments including interest rate swaps, caps and collars to manage or hedge interest rate risk. Derivative instruments are recorded at fair value on the balance sheet date. Unrealized gains and losses of hedging instruments are reported in other comprehensive income (loss) and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

Revenue Recognition

Revenue consists of amounts derived from hotel operations, including the sales of rooms, food and beverage, and other ancillary services. Room revenue is recognized over the length of a customer's hotel stay. Revenue from food and beverage and other ancillary services is generated when a customer chooses to purchase goods or services separately from a hotel room and revenue is recognized on these distinct goods and services at the point in time or over the time period that goods or services are provided to the customer. Certain ancillary services are provided by third parties and the Company assesses whether it is the principal or agent in these arrangements. If the Company is the agent, revenue is recognized based upon the commission earned from the third party. If the Company is the principal, the Company recognizes revenue based upon the gross sales price. Some contracts for rooms or food and beverage services require an upfront deposit which is recorded as deferred revenues (or contract liabilities) and recognized once the performance obligations are satisfied.

The Company recognizes revenue related to nonrefundable membership initiation fees and refundable membership initiation deposits over the expected life of an active membership. For refundable membership initiation deposits, the difference between the amount paid by the member and the present value of the refund obligation is deferred and recognized as other operating revenues on the consolidated statements of operations and comprehensive income over the expected life of an active membership. The present value of the refund obligation is recorded as a membership initiation deposit liability in the consolidated balance sheets and accretes over the nonrefundable term using the effective interest method using the Company's incremental borrowing rate. The accretion is included in interest expense.

Certain of the Company's hotels have retail spaces, restaurants or other spaces which the Company leases to third parties. Lease revenue is recognized on a straight-line basis over the life of the lease and included in other operating revenues in the Company's consolidated statements of operations and comprehensive income.

The Company collects sales, use, occupancy and similar taxes at its hotels which are presented on a net basis on the consolidated statements of operations and comprehensive income. Accounts receivable primarily represents receivables from hotel guests who occupy hotel rooms and utilize hotel services. The Company maintains an allowance for doubtful accounts sufficient to cover estimated potential credit losses.

Income Taxes

To qualify as a REIT for federal income tax purposes, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90 percent of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains) to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. The Company is subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, the Company's TRS lessees are subject to federal and state income taxes. The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are provided if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Share-based Compensation

The Company has adopted an equity incentive plan that provides for the grant of common share options, share awards, share appreciation rights, performance units and other equity-based awards. Share-based compensation is measured at the fair value of the award on the date of grant and recognized as an expense on a straight-line basis over the vesting period. Share-based compensation awards that contain a performance condition are reviewed at least quarterly to assess the achievement of the performance condition. Compensation expense will be adjusted when a change in the assessment of achievement of the specific performance condition level is determined to be probable. The determination of fair value of these awards is subjective and involves significant estimates and assumptions including expected volatility of the Company's shares, expected dividend yield, expected term and assumptions of whether these awards will achieve parity with other operating partnership units or achieve performance thresholds.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing the net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income (loss) available to common shareholders, as adjusted for dilutive securities, by the weighted-average number of common shares outstanding plus dilutive securities. Any anti-dilutive securities are excluded from the diluted per-share calculation.

Comprehensive Income (Loss)

The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss).

Segment Information

The Company separately evaluates the performance of each of its hotel properties and considers each to be an operating segment. However, because all of the hotels have similar economic characteristics, facilities and services, the hotel properties have been aggregated into a single operating segment for reporting purposes.

Investments in Unconsolidated Entities

The Company owns a non-controlling equity interest in Fifth Wall Late-Stage Climate Technology Fund, L.P. As of December 31, 2024, the Company has invested $8.7 million. The Company's total equity commitment to the fund is $10.0 million.

New Accounting Pronouncements

Disclosure Improvements

In October 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative* ("ASU 2023-06"). ASU 2023-06 incorporates 14 of the 27 disclosure requirements published in SEC Release No. 33-10532 - Disclosure Update and Simplification into various topics within the Accounting Standards Codification ("ASC"). ASU 2023-06's amendments represent clarifications to, or technical corrections of, current requirements. For SEC registrants, the effective date for each amendment will vary based on the date on which the SEC removes that related disclosure from its rules. If the SEC does not act to remove its related requirement by June 30, 2027, any related FASB amendments will be removed from the ASC and will not be effective. Early adoption is prohibited. The Company is currently assessing the potential impacts of ASU 2023-06 and does not expect it to have a material effect on its consolidated financial statements and disclosures.

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company's adoption of ASU 2023-07 during the fourth quarter of 2024 did not have a material impact on its consolidated financial statements and disclosures. See *Note 13. Operating Segment Information* for the information provided pursuant to this standard.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis, with the option to apply retrospectively. The Company is currently assessing the impacts of adopting ASU 2023-09 and does not expect it to have a material impact on its consolidated financial statements and disclosures.

Stock Compensation

In March 2024, the FASB issued ASU 2024-01, *Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards* ("ASU 2024-01"), to clarify the scope application of profits interest and similar awards by adding illustrative guidance in *ASC 718, Compensation—Stock Compensation* ("ASC 718"). ASU 2024-01 clarifies how to determine whether profits interest and similar awards should be accounted for as a share-based payment arrangement (ASC 718) or as a cash bonus or profit-sharing arrangement *(ASC 710, Compensation—General,* or other guidance*)* and applies to all reporting entities that account for profits interest awards as compensation to employees or non-employees. In addition to adding the illustrative guidance, ASU 2024-01 modified the language in paragraph 718-10-15-3 to improve its clarity and operability without changing the guidance. ASU 2024-01 is effective for fiscal years beginning after December 15, 2024, including interim periods within those annual periods. Early adoption is permitted. The amendments should be applied either retrospectively to all prior periods presented in the financial statements, or prospectively to profits interest and similar awards granted or modified on or after the adoption date. The Company is currently assessing the impacts of adopting ASU 2024-01 and does not expect it to have a material impact on its consolidated financial statements and disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"). ASU 2024-03 require public entities to disclose specified information about certain costs and expenses. ASU 2024-03 is effective for annual reporting period beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently assessing the impacts of adopting ASU 2024-03 on its consolidated financial statements and disclosures.

Induced Conversions of Convertible Debt Instruments

In November 2024, the FASB issued ASU 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments* ("ASU 2024-04"). ASU 2024-04 clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions rather than as debt extinguishments. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods, with early adoption permitted. The amendments should be applied either prospectively or retrospectively. The Company is currently assessing the impacts of adopting ASU 2024-03 on its consolidated financial statements and disclosures.

Note 3. Acquisition and Disposition of Hotel Properties

Acquisitions

The Company did not acquire any hotel properties during the years ended December 31, 2024 or 2023.

Dispositions

The Company did not dispose of any hotel properties during the year ended December 31, 2024.

The following table summarizes disposition transactions during the year ended December 31, 2023 (in thousands):

Hotel Property Name	Location	Sale Date	Sale Price
The Heathman Hotel	Portland, OR	February 22, 2023	$ 45,000
Retail at The Westin Michigan Avenue Chicago	Chicago, IL	March 17, 2023	27,300
Hotel Colonnade Coral Gables	Coral Gables, FL	March 28, 2023	63,000
Hotel Monaco Seattle	Seattle, WA	May 9, 2023	63,250
Hotel Vintage Seattle	Seattle, WA	May 24, 2023	33,700
Hotel Zoe Fisherman's Wharf	San Francisco, CA	November 14, 2023	68,500
Marina City Retail at Hotel Chicago Downtown, Autograph Collection	Chicago, IL	December 21, 2023	30,000
2023 Total			$ 330,750

For the years ended December 31, 2023 and 2022, the accompanying consolidated statements of operations and comprehensive income included operating loss of $0.8 million and $3.9 million, respectively, excluding impairment loss and gain on sale of hotel properties related to the hotel properties sold and held for sale. There was no impact for the year ended December 31, 2024.

The sales of the hotel properties described above did not represent a strategic shift that had a major effect on the Company's operations and financial results, and therefore, did not qualify as discontinued operations.

Note 4. Investment in Hotel Properties

Investment in hotel properties as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Land	$ 800,143	$ 810,633
Buildings and improvements	5,062,727	5,005,894
Furniture, fixtures and equipment	539,616	511,451
Finance lease asset	91,181	91,181
Construction in progress	5,066	27,123
	$ 6,498,733	$ 6,446,282
Right-of-use asset, operating leases	351,150	360,761
Investment in hotel properties	$ 6,849,883	$ 6,807,043
Less: Accumulated depreciation	(1,530,854)	(1,316,267)
Investment in hotel properties, net	$ 5,319,029	$ 5,490,776

Hurricane Ian

On September 27, 2022, LaPlaya Beach Resort & Club ("LaPlaya") and Inn on Fifth, both in Naples, Florida, and Southernmost Beach Resort ("Southernmost"), in Key West, Florida, were impacted by the effects of Hurricane Ian. Inn on Fifth and Southernmost did not incur significant damage or disruption. LaPlaya closed in anticipation of the storm and required remediation and repairs from the damage. LaPlaya began reopening in stages during 2023, as its buildings and facilities were repaired, and its repairs were substantially complete in the first quarter of 2024.

The Company's insurance policies provided coverage for property damage, business interruption and other costs that were incurred relating to damages sustained, in excess of the applicable deductibles. For the year ended December 31, 2022, the Company recognized a loss of $7.9 million for damage to LaPlaya and Southernmost, which is included in impairment on the Company's accompanying consolidated statement of operations and comprehensive income. In December 2024, the Company finalized a settlement agreement for the Hurricane Ian claim with the insurance carriers totaling $146.5 million, and for the years ended December 31, 2024, 2023, and 2022, recognized $48.6 million, $33.0 million and zero, respectively, of business interruption insurance income and gain on insurance settlement. For the years ended December 31, 2024, 2023, and 2022, the Company incurred $0.2 million, $6.6 million, and $0.2 million, respectively, of non-reimbursable insurance costs related to payroll, repair and claims administration which is included in other operating expenses in the Company's accompanying consolidated statements of operations and comprehensive income.

Hurricane Helene and Hurricane Milton

On September 26, 2024, LaPlaya was impacted by Hurricane Helene and on October 9, 2024, was again impacted by Hurricane Milton. The damage primarily impacted the ground floor of the Beach House, the pool complex and landscaping. LaPlaya closed following Hurricane Milton to undertake clean-up, repairs and a full assessment of damages. Two of its three guestroom buildings, Gulf Tower and Bay Tower, reopened on November 1, 2024, and the upper floors of the Beach House reopened in January 2025.

The Company's insurance policies provide coverage for property damage, business interruption and other costs that are incurred relating to damage sustained, in excess of the applicable deductibles. For the year ended December 31, 2024, the Company recognized a loss of $10.0 million for damage to LaPlaya, which is included in impairment in the Company's accompanying consolidated statement of operations and comprehensive income. The Company recorded an insurance receivable for the remediation costs incurred and the estimate of the book value of the property and equipment written off in excess of the applicable deductibles. Through December 31, 2024, the Company received a total of $9.6 million in preliminary advances from the insurance providers. The Company is continuing to evaluate the financial impact of Hurricanes Helene and Milton and its ability to recover, through insurance policies, any loss due to business interruption or damage to LaPlaya.

Impairment

The Company reviews its investment in hotel properties for impairment whenever events or circumstances indicate potential impairment. The Company periodically adjusts its estimate of future operating cash flows and estimated hold periods for certain properties. As a result of this review, the Company may identify an impairment trigger has occurred and assess its investment in hotel properties for recoverability.

For the year ended December 31, 2024, the Company recognized an impairment loss of $38.1 million related to one hotel property. For the year ended December 31, 2023, the Company recognized an impairment loss of $81.8 million related to three hotels and one retail component of a hotel property. For the year ended December 31, 2022, the Company recognized an impairment loss of $81.7 million related to three hotel properties. The impairment losses were a result of their fair values being lower than their carrying values. The impairment losses were determined using Level 2 inputs under authoritative guidance for fair value measurements using purchase and sale agreements and information from marketing efforts for these properties.

Right-of-use Assets and Lease Liabilities

The Company recognized right-of-use assets and related liabilities related to its ground leases, all of which are operating leases. When the rate implicit in the lease could not be determined, the Company used incremental borrowing rates, which ranged from 4.7% to 7.6%. In addition, the term used includes any options to exercise extensions when it is reasonably certain the Company will exercise such option. See *Note 11. Commitments and Contingencies* for additional information about the ground leases.

The right-of-use assets and liabilities are amortized to ground rent expense over the term of the underlying lease agreements. As of December 31, 2024, the Company's lease liabilities consisted of operating lease liabilities of $320.7 million and financing lease liabilities of $44.0 million. As of December 31, 2023, the Company's lease liabilities consisted of operating lease liabilities of $320.6 million and financing lease liabilities of $43.4 million. The financing lease liabilities are included in accounts payable, accrued expenses and other liabilities on the Company's accompanying consolidated balance sheets.

Note 5. Debt

On October 13, 2022, the Company entered into the Fifth Amended and Restated Credit Agreement with Bank of America, N.A., as administrative agent and certain other agents and lenders ("Credit Agreement"). The Credit Agreement provides for a $650.0 million senior unsecured revolving credit facility and three $460.0 million unsecured term loan facilities totaling $1.38 billion. The Company may request additional lender commitments to increase the aggregate borrowing capacity under the Credit Agreement up to an additional $970.0 million.

On January 3, 2024, the Company entered into the First Amendment to the Credit Agreement which extended the maturity date of $356.7 million borrowed under Term Loan 2024 to January 2028. This extended indebtedness is referred to as Term Loan 2028. In connection with the extension, the Company also repaid $60.0 million of its borrowings under Term Loan 2024 and $50.0 million of its borrowings under Term Loan 2025 with available cash.

On October 3, 2024, the Company issued $400.0 million aggregate principal amount of its 6.375% senior notes due October 15, 2029. This issuance is referred to as Senior Notes 2029. The net proceeds were approximately $390.0 million after deducting discounts and offering expenses paid by the Company, of which $353.3 million was used to repay all $43.3 million of its borrowings under Term Loan 2024, $210.0 million of its borrowings under Term Loan 2025 and $100.0 million of its borrowings under Term Loan 2027.

On November 1, 2024, the Company entered into the Third Amendment to the Credit Agreement which extended the maturity date of $185.2 million borrowed under Term Loan 2025 to January 2029. This indebtedness is referred to as Term Loan 2029. The Company also extended the maturity date of $602.0 million of its senior unsecured revolving credit facility from October 2026 to October 2028, with the option to extend the maturity date for two six-month periods.

The Company's debt consisted of the following as of December 31, 2024 and 2023 (dollars in thousands):

	Interest Rate at December 31, 2024		Maturity Date	Balance Outstanding as of	
				December 31, 2024	December 31, 2023
Revolving credit facilities					
Senior unsecured credit facility	-	(1)(2)	October 2026 / October 2028	$ —	$ —
PHL unsecured credit facility	-	(1)	October 2028	—	—
Revolving credit facilities				$ —	$ —
Unsecured term loans					
Term Loan 2024	-	(4)	October 2024	—	460,000
Term Loan 2025	5.16%	(1)(5)	October 2025	14,783	460,000
Term Loan 2027	5.56%	(1)(6)	October 2027	360,000	460,000
Term Loan 2028	3.88%	(1)	January 2028	356,652	—
Term Loan 2029	5.16%	(1)	January 2029	185,217	—
Unsecured term loan principal				$ 916,652	$ 1,380,000
Convertible senior notes principal	1.75%		December 2026	$ 750,000	$ 750,000
Senior unsecured notes					
Series B Notes	4.93%		December 2025	2,400	2,400
Senior Notes 2029	6.38%		October 2029	400,000	—
Senior unsecured notes principal				$ 402,400	$ 2,400
Mortgage loans					
Margaritaville Hollywood Beach Resort	7.04%	(3)	September 2026	140,000	140,000
Estancia La Jolla Hotel & Spa	5.07%		September 2028	55,413	57,497
Mortgage loans principal				$ 195,413	$ 197,497
Total debt principal				$ 2,264,465	$ 2,329,897
Unamortized debt premiums, discount and deferred financing costs, net				(17,733)	(10,096)
Debt, Net				$ 2,246,732	$ 2,319,801

_____

[1] Borrowings bear interest at floating rates. Interest rate at December 31, 2024 gives effect to interest rate hedges.

[2] $48.0 million of the $650.0 million senior unsecured revolving credit facility matures in October 2026, with no option to extend the maturity date, and the remaining $602.0 million matures in October 2028, with the option to extend the maturity date for up to two six-month periods, pursuant to certain terms and conditions and payment of an extension fee.

[3] This loan bears interest at a floating rate equal to daily SOFR plus a spread of 3.75%. The interest rate at December 31, 2024 gives effect to an interest rate swap. The Company has the option to extend the maturity date for up to two one-year periods, pursuant to certain terms and conditions and payment of an extension fee.

[4] On January 3, 2024, the Company extended the maturity date of $356.7 million borrowed under Term Loan 2024 to January 2028. This indebtedness is shown above as Term Loan 2028. In connection with the extension, the Company also repaid $60.0 million of its borrowings under Term Loan 2024 with available cash. The remaining balance of Term Loan 2024 was repaid in October 2024 with proceeds from the Senior Notes 2029 offering.

[5] On January 3, 2024, the Company repaid $50.0 million of its borrowings under Term Loan 2025 with available cash. On October 3, 2024, the Company repaid $210.0 million of its borrowings under Term Loan 2025 with proceeds from the Senior Notes 2029 offering. On November 1, 2024, the Company extended the maturity date of $185.2 million borrowed under Term Loan 2025 to January 2029. This indebtedness is shown above as Term Loan 2029.

[6] On October 3, 2024, the Company repaid $100.0 million of its borrowings under Term Loan 2027 with proceeds from the Senior Notes 2029 offering.

Unsecured Revolving Credit Facilities

The $650.0 million senior unsecured revolving credit facility provided for in the Credit Agreement matures as follows: $48.0 million in October 2026, with no option to extend the maturity date, and $602.0 million in October 2028, with the option to extend the maturity date for up to two six-month periods, pursuant to certain terms and conditions and payment of an extension fee. All borrowings under this senior unsecured revolving credit facility bear interest at a rate per annum equal to, at the option of the Company, (i) the Secured Overnight Financing Rate ("SOFR") plus 0.10% (the "SOFR Adjustment") plus a margin that is based upon the Company's leverage ratio or (ii) the Base Rate (as defined by the Credit Agreement) plus a margin that is based on the Company's leverage ratio. The margins for revolving credit facility loans range in amount from 1.45% to 2.50% for SOFR-based loans and 0.45% to 1.50% for Base Rate-based loans, depending on the Company's leverage ratio. As of December 31, 2024, the Company had no outstanding borrowings, $7.4 million of outstanding letters of credit and a borrowing capacity of $642.6 million remaining on the senior unsecured revolving credit facility. The Company is required to pay an unused commitment fee at an annual rate of 0.20% or 0.30% of the unused portion of the senior unsecured revolving credit facility, depending on the amount of borrowings outstanding. The credit agreement contains certain financial covenants, including a maximum leverage ratio, a minimum fixed charge coverage ratio and a maximum percentage of secured debt to total asset value.

Under the terms of the Credit Agreement, one or more standby letters of credit, up to a maximum aggregate outstanding balance of $30.0 million, may be issued on behalf of the Company by the lenders under the senior unsecured revolving facility. The Company pays a fee for outstanding standby letters of credit at a rate per annum equal to the applicable margin based upon the Company's leverage ratio. Any outstanding standby letters of credit reduce the available borrowings on the senior unsecured revolving credit facility by a corresponding amount. Standby letters of credit of $7.4 million and $13.6 million were outstanding as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, the Company also has a $20.0 million unsecured revolving credit facility (the "PHL Credit Facility") to be used for PHL's working capital and general corporate purposes. On November 27, 2024, PHL amended the agreement governing the PHL Credit Facility to extend the maturity to October 2028. The PHL Credit Facility has substantially similar terms as the Company's senior unsecured revolving credit facility. Borrowings on the PHL Credit Facility bear interest at a rate per annum equal to, at the option of the Company, (i) SOFR plus the SOFR Adjustment plus a margin that is based upon the Company's leverage ratio or (ii) the Base Rate (as defined by the Credit Agreement) plus a margin that is based on the Company's leverage ratio. The PHL Credit Facility is subject to debt covenants substantially similar to the covenants under the Credit Agreement, which governs the Company's senior unsecured revolving credit facility. As of December 31, 2024, the Company had no borrowings under the PHL Credit Facility and had $20.0 million borrowing capacity remaining available under the PHL Credit Facility.

As of December 31, 2024, the Company was in compliance with all debt covenants of the credit agreements that govern the unsecured revolving credit facilities.

Unsecured Term Loan Facilities

The term loan facilities provided for in the Credit Agreement bear interest at a rate per annum equal to, at the option of the Company, (i) SOFR plus the SOFR Adjustment plus a margin that is based upon the Company's leverage ratio or (ii) the Base Rate (as defined by the Credit Agreement) plus a margin that is based on the Company's leverage ratio. The margins for term loans range in amount from 1.40% to 2.45% for SOFR-based loans and 0.40% to 1.45% for Base Rate-based loans, depending on the Company's leverage ratio. The term loans are subject to the debt covenants in the Credit Agreement. As of December 31, 2024, the Company was in compliance with all debt covenants of its term loans.

The Company entered into interest rate swap agreements to fix the SOFR rate on a portion of these unsecured term loan facilities. See *Derivative and Hedging Activities* for further discussion on the interest rate swaps.

Convertible Senior Notes

In December 2020, the Company issued $500.0 million aggregate principal amount of 1.75% Convertible Senior Notes due December 2026 (the "Convertible Notes"). The net proceeds from the offering of the Convertible Notes were approximately $487.3 million after deducting the underwriting fees and other expenses paid by the Company.

In February 2021, the Company issued an additional $250.0 million aggregate principal amount of Convertible Notes. These additional Convertible Notes were sold at a 5.5% premium to par and generated net proceeds of approximately $257.2 million after deducting the underwriting fees and other expenses paid by the Company of $6.5 million, which was offset by a premium received in the amount of $13.8 million.

The Convertible Notes are governed by an indenture (the "Base Indenture") between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee. The Convertible Notes bear interest at a rate of 1.75% per annum, payable semi-annually in arrears on June 15th and December 15th of each year, beginning on June 15, 2021. The Convertible Notes will mature on December 15, 2026.

Prior to June 15, 2026, the Convertible Notes will be convertible upon certain circumstances. On and after June 15, 2026, holders may convert any of their Convertible Notes into the Company's common shares of beneficial interest ("common shares") at the applicable conversion rate at any time at their election two days prior to the maturity date. The initial conversion rate is 39.2549 common shares per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of approximately $25.47 per share. The conversion rate is subject to adjustment in certain circumstances. As of December 31, 2024 and 2023, the if-converted value of the Convertible Notes did not exceed the principal amount.

The Company may redeem for cash all or a portion of the Convertible Notes, at its option, on or after December 20, 2023 upon certain circumstances. The redemption price will be equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If certain make-whole fundamental changes occur, the conversion rate for the Convertible Notes may be increased.

In connection with the Convertible Notes issuances, the Company entered into privately negotiated capped call transactions (the "Capped Call Transactions") with certain of the underwriters of the offerings of the Convertible Notes or their respective affiliates and other financial institutions. The Capped Call Transactions initially cover, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes, the number of common shares underlying the Convertible Notes. The Capped Call Transactions are expected generally to reduce the potential dilution to holders of common shares upon conversion of the Convertible Notes and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount of any converted Convertible Notes upon conversion thereof, with such reduction and/or offset subject to a cap. The upper strike price of the Capped Call Transactions is $33.0225 per share.

Senior Unsecured Notes

The Company has $2.4 million of senior unsecured notes outstanding bearing a fixed interest rate of 4.93% per annum and maturing in December 2025 (the "Series B Notes") and $400.0 million of senior unsecured notes outstanding bearing a fixed interest rate of 6.375% per annum and maturing in October 2029 (the "Senior Notes 2029"). The debt covenants of the Series B Notes are substantially similar to those of the Company's senior unsecured revolving credit facility. The indenture governing the Senior Notes 2029 contains covenants that are customary for similar securities and requires the Company to maintain total unencumbered assets as of the end of each fiscal quarter of not less than 150% of total unsecured indebtedness calculated on a consolidated basis. As of December 31, 2024, the Company was in compliance with all such covenants.

Mortgage Loans

On December 1, 2021, the Company assumed a $61.7 million loan secured by a first-lien mortgage on the leasehold interest of Estancia La Jolla Hotel & Spa ("Estancia"). The loan requires both principal and interest monthly payments based on a fixed interest rate of 5.07%. The loan matures on September 1, 2028.

On September 7, 2023, the Company entered into a $140.0 million first-lien mortgage on the leasehold interest of Margaritaville Hollywood Beach Resort ("Margaritaville"), which requires interest-only payments based on a floating rate equal to daily SOFR plus a spread of 3.75%. This loan matures on September 7, 2026 and may be extended for up to two one-year periods, subject to certain terms and conditions and payment of extension fees. The Company entered into an interest rate swap agreement to fix the SOFR rate on this mortgage loan. See *Derivative and Hedging Activities* for further discussion on the interest rate swaps.

The Company's mortgage loans associated with Margaritaville and Estancia are non-recourse to the Company except for customary carve-outs to the general non-recourse liability. The loans contain customary provisions regarding events of default, as well as customary cash management, cash trap and lockbox provisions. Cash trap provisions are triggered if the hotel's performance is below a certain threshold. Once triggered, all of the cash flow generated by the hotel is deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our lender. These properties are not in a cash trap and no event of default has occurred under the loan documents.

Interest Expense

The components of the Company's interest expense consisted of the following for the years ended December 31, 2024, 2023, and 2022 (in thousands):

	For the year ended December 31,					
	2024		2023		2022	
Unsecured revolving credit facilities	$	2,003	$	2,074	$	2,531
Unsecured term loan facilities		67,928		73,151		52,355
Convertible senior notes		13,125		13,125		13,125
Senior unsecured notes		6,493		2,169		2,525
Mortgage debt		12,931		14,704		9,788
Amortization of deferred financing fees, (premiums) and discounts		10,268		8,104		16,465
Other		(316)		2,333		3,199
Total interest expense	$	112,432	$	115,660	$	99,988

Fair Value

The Company estimates the fair value of its fixed rate mortgage loans and senior unsecured notes by discounting the future cash flows of each instrument at estimated market rates, taking into consideration general market conditions and maturity of the debt with similar credit terms and is classified within Level 2 of the fair value hierarchy. The Company estimates the fair value of its fixed rate convertible senior notes using public market prices and is classified within Level 1 of the fair value hierarchy. The estimated fair value of the Company's fixed rate debt (unsecured senior notes, convertible senior notes and the Estancia mortgage loan) as of December 31, 2024 and 2023 was $1.1 billion and $686.3 million, respectively. The fair value of the Company's variable rate debt approximates its carrying value.

Future Minimum Principal Payments

As of December 31, 2024, the future minimum principal payments for the Company's debt, assuming all extension options available in the Company's debt agreements are exercised, are as follows (in thousands):

2025	$	19,201
2026		752,308
2027		362,429
2028		545,310
2029		585,217
Total debt principle payments	$	2,264,465
Deferred financing costs, net		(17,733)
Total debt	$	2,246,732

Derivative and Hedging Activities

The Company enters into interest rate swap agreements to hedge against interest rate fluctuations. All of the Company's interest rate swaps are designated as cash flow hedges. All unrealized gains and losses on these hedging instruments are reported in accumulated other comprehensive income (loss) and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

The Company's interest rate swaps at December 31, 2024 and 2023 consisted of the following, by maturity date (dollars in thousands):

			Aggregate Notional Value as of			
Hedge Type	Interest Rate Range (SOFR)	Maturity	December 31, 2024		December 31, 2023	
Swap-cash flow	2.47% - 2.50%	January 2024	$	—	$	300,000
Swap-cash flow	3.22% - 3.25%	October 2025		200,000		200,000
Swap-cash flow	1.33% - 1.36%	February 2026		290,000		290,000
Swap-cash flow	3.02% - 3.03%	October 2026		200,000		200,000
Swap-cash flow	3.29%	October 2027		165,000		165,000
Total			$	855,000	$	1,155,000

The Company records all derivative instruments at fair value in the accompanying consolidated balance sheets. Fair values of interest rate swaps and caps are determined using the standard market methodology of netting the discounted future fixed cash receipts/payments and the discounted expected variable cash payments/receipts. Variable interest rates used in the calculation of projected receipts and payments on the swaps are based on an expectation of future interest rates derived from observable market interest rate curves (Overnight Index Swap curves) and volatilities (Level 2 inputs). Derivatives expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the interest rate hedge agreements. The Company incorporates these counterparty credit risks in its fair value measurements. The Company believes it minimizes the credit risk by transacting with major creditworthy financial institutions.

As of December 31, 2024 and 2023, the Company's interest rate swap assets had an aggregate fair value of $16.6 million and $24.5 million, respectively. None of the Company's interest rate swaps was in a liability position as of December 31, 2024 and 2023. Interest rate swap assets are included in prepaid expenses and other assets and interest rate swap liabilities are included in accounts payable, accrued expenses and other liabilities in the accompanying consolidated balance sheets. The Company expects approximately $12.8 million will be reclassified from accumulated other comprehensive income (loss) to interest expense within the next 12 months.

Note 6. Revenue

The Company presents revenue on a disaggregated basis in the accompanying consolidated statements of operations and comprehensive income. The following table presents revenues by geographic location for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	For the year ended December 31,					
	2024		2023		2022	
San Diego, CA	$	334,605	$	307,003	$	303,701
Boston, MA		274,211		265,964		243,861
Southern Florida/Georgia		250,449		229,851		271,167
Los Angeles, CA		181,493		187,997		168,310
San Francisco, CA		127,999		145,137		116,022
Portland, OR		77,718		78,948		87,625
Chicago, IL		77,693		75,142		68,402
Washington, D.C.		70,686		68,567		51,937
Other[1]		58,455		61,340		80,866
	$	1,453,309	$	1,419,949	$	1,391,891

_____

[1] Other includes: Seattle, WA, Philadelphia, PA, Newport, RI and Santa Cruz, CA.

Payments from customers are primarily made when services are provided. Due to the short-term nature of the Company's contracts and the almost simultaneous receipt of payment, almost all of the contract liability balance at the beginning of the period is expected to be recognized as revenue over the following 12 months.

Note 7. Equity

Common Shares

The Company is authorized to issue up to 500,000,000 common shares. Each outstanding common share entitles the holder to one vote on each matter submitted to a vote of shareholders. Holders of common shares are entitled to receive dividends when authorized by the Board of Trustees.

Common Share Repurchase Programs

On July 27, 2017, the Company's Board of Trustees authorized a share repurchase program of up to $100.0 million of common shares. Under this program, the Company could repurchase common shares from time to time in transactions on the open market or by private agreement. As of June 30, 2023, no common shares remained available for repurchase under this program.

On February 17, 2023, the Company's Board of Trustees authorized a share repurchase program of up to $150.0 million of common shares. Under this program, the Company may repurchase common shares from time to time in transactions on the open market or by private agreement. The Company may suspend or discontinue this program at any time. Common shares repurchased by the Company cease to be outstanding and become authorized but unissued common shares.

During the year ended December 31, 2024, the Company repurchased 1,127,255 common shares for an aggregate purchase price of $15.0 million, or an average of approximately $13.31 per share. As of December 31, 2024, $131.0 million of common shares remained available for repurchase under this program.

Common Dividends

The Company declared the following dividends on common shares/units for the year ended December 31, 2024:

Dividend per Share/Unit		For the Quarter Ended	Record Date	Payable Date
$	0.01	March 31, 2024	March 29, 2024	April 15, 2024
$	0.01	June 30, 2024	June 28, 2024	July 15, 2024
$	0.01	September 30, 2024	September 30, 2024	October 15, 2024
$	0.01	December 31, 2024	December 31, 2024	January 15, 2025

Preferred Shares

The Company is authorized to issue up to 100,000,000 preferred shares of beneficial interest, $0.01 par value per share ("preferred shares").

The following preferred shares were outstanding as of December 31, 2024 and 2023:

Security Type	December 31, 2024	December 31, 2023
6.375% Series E	4,400,000	4,400,000
6.30% Series F	6,000,000	6,000,000
6.375% Series G	9,200,000	9,200,000
5.70% Series H	8,000,000	8,000,000
	27,600,000	27,600,000

The Series E, Series F, Series G and Series H Cumulative Redeemable Preferred Shares (collectively, the "Preferred Shares") rank senior to the common shares and on parity with each other with respect to payment of distributions. The Preferred Shares do not have any maturity date and are not subject to mandatory redemption. The Company may redeem the Series E and Series F Preferred Shares at any time. The Series G and Series H Preferred Shares may not be redeemed prior to May 13, 2026 and July 27, 2026, respectively, except in limited circumstances relating to the Company's continuing qualification as a REIT or as discussed below. On or after such dates, the Company may, at its option, redeem the Preferred Shares, in each case in whole or from time to time in part, by payment of $25.00 per share, plus any accumulated, accrued and unpaid distributions through the date of redemption. Upon the occurrence of a change of control, as defined in the Company's declaration of trust, the result of which the common shares and the common securities of the acquiring or surviving entity are not listed on the New York Stock Exchange, the NYSE American or Nasdaq, or any successor exchanges, the Company may, at its option, redeem the Preferred Shares in whole or in part within 120 days following the change of control by paying $25.00 per share, plus any accrued and unpaid distributions through the date of redemption. If the Company does not exercise its right to redeem the Preferred Shares upon a change of control, the holders of the Preferred Shares have the right to convert some or all of their shares into a number of common shares based on defined formulas subject to share caps. The share cap on each Series E Preferred Share is 1.9372 common shares, on each Series F Preferred Share is 2.0649 common shares, on each Series G Preferred Share is 2.1231 common shares, and on each Series H Preferred Share is 2.2311 common shares.

Preferred Share Repurchase Program

On February 17, 2023, the Company's Board of Trustees authorized a share repurchase program of up to $100.0 million of the Preferred Shares. Under the terms of the program, the Company may repurchase up to an aggregate of $100.0 million of its 6.375% Series E Cumulative Redeemable Preferred Shares, 6.30% Series F Cumulative Redeemable Preferred Shares, 6.375% Series G Cumulative Redeemable Preferred Shares and 5.70% Series H Cumulative Redeemable Preferred Shares from time to time in transactions on the open market or by private agreement.

During the year ended December 31, 2024, no Preferred Shares were repurchased under this program. As of December 31, 2024, $84.2 million of preferred shares remained available for repurchase under this program.

The timing, manner, price and amount of any repurchases will be determined by the Company in its discretion and will depend on a variety of factors, including legal requirements, price, liquidity and economic considerations, and market conditions. The program does not require the Company to repurchase any specific number of Preferred Shares. The program does not have an expiration date and may be suspended, modified or discontinued at any time.

Preferred Dividends

The Company declared the following dividends on preferred shares for the year ended December 31, 2024:

Security Type	Dividend per Share/Unit		For the Quarter Ended	Record Date	Payable Date
6.375% Series E	$	0.40	March 31, 2024	March 29, 2024	April 15, 2024
6.375% Series E	$	0.40	June 30, 2024	June 28, 2024	July 15, 2024
6.375% Series E	$	0.40	September 30, 2024	September 30, 2024	October 15, 2024
6.375% Series E	$	0.40	December 31, 2024	December 31, 2024	January 15, 2025
6.30% Series F	$	0.39	March 31, 2024	March 29, 2024	April 15, 2024
6.30% Series F	$	0.39	June 30, 2024	June 28, 2024	July 15, 2024
6.30% Series F	$	0.39	September 30, 2024	September 30, 2024	October 15, 2024
6.30% Series F	$	0.39	December 31, 2024	December 31, 2024	January 15, 2025
6.375% Series G	$	0.40	March 31, 2024	March 29, 2024	April 15, 2024
6.375% Series G	$	0.40	June 30, 2024	June 28, 2024	July 15, 2024
6.375% Series G	$	0.40	September 30, 2024	September 30, 2024	October 15, 2024
6.375% Series G	$	0.40	December 31, 2024	December 31, 2024	January 15, 2025
5.70% Series H	$	0.36	March 31, 2024	March 29, 2024	April 15, 2024
5.70% Series H	$	0.36	June 30, 2024	June 28, 2024	July 15, 2024
5.70% Series H	$	0.36	September 30, 2024	September 30, 2024	October 15, 2024
5.70% Series H	$	0.36	December 31, 2024	December 31, 2024	January 15, 2025

Non-controlling Interest of Common Units in Operating Partnership

Holders of Operating Partnership units ("OP units") have certain redemption rights that enable OP unit holders to cause the Operating Partnership to redeem their units in exchange for, at the Company's option, cash per unit equal to the market price of common shares at the time of redemption or common shares on a one-for-one basis. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of share splits, mergers, consolidations or similar pro-rata share transactions, which otherwise would have the effect of diluting the ownership interests of the Operating Partnership's limited partners or the Company's shareholders.

On November 30, 2018, in connection with the merger with LaSalle Hotel Properties ("LaSalle"), the Company issued 133,605 OP units to third-party limited partners of LaSalle's operating partnership. In December 2023, these OP units were redeemed for common shares on a one-for-one basis.

On May 11, 2022, in connection with the acquisition of Inn on Fifth in Naples, Florida, the Company issued 16,291 OP units.

As of December 31, 2024 and 2023, the Operating Partnership had 16,291 OP units held by third parties, excluding LTIP units.

As of December 31, 2024, the Operating Partnership had two classes of long-term incentive partnership units ("LTIP units"), LTIP Class A units and LTIP Class B units. All of the outstanding LTIP units are held by officers of the Company.

On February 17, 2023, the Board of Trustees granted 131,276 LTIP Class B units to executive officers.

On February 15, 2024, the Board of Trustees granted 136,353 LTIP Class B units to executive officers.

As of December 31, 2024, the Operating Partnership had 994,837 LTIP units outstanding, of which 470,920 LTIP units have vested. As of December 31, 2023, the Operating Partnership had 858,484 LTIP units outstanding, of which 277,136 LTIP units have vested. Only vested LTIP units may be converted to OP units, which in turn can be tendered for redemption as described above.

Non-controlling Interest of Preferred Units in Operating Partnership

On May 11, 2022, in connection with the acquisition of Inn on Fifth, the Company issued 3,104,400 preferred units in the Operating Partnership, designated as 6.0% Series Z Cumulative Perpetual Preferred Units ("Series Z Preferred Units"). The Series Z Preferred Units rank senior to OP units and on parity with the Operating Partnership's Series E, Series F, Series G and Series H Preferred Units. Holders of Series Z Preferred Units are entitled to receive quarterly distributions at an annual rate of 6.0% of the liquidation preference value of $25.00 per share.

At any time, holders of Series Z Preferred Units may elect to convert some or all of their units into any other series of the Operating Partnership's preferred units outstanding at that time. After the second anniversary of the issuance of the Series Z Preferred Units, holders may elect to redeem some or all of their units for, at the Company's election, cash, common shares having an equivalent value or preferred shares on a one-for-one basis. After May 11, 2027, the Company may redeem the Series Z Preferred Units for cash, common shares having an equivalent value or preferred shares on a one-for-one basis. At any time following a change of control of the Company, holders of Series Z Preferred Units may elect to redeem some or all of their units for, at the Company's election, cash or common shares having an equivalent value.

As of December 31, 2024, the Operating Partnership had 3,104,400 Series Z Preferred Units outstanding.

Note 8. Share-Based Compensation Plan

Available Shares

The Company maintains the 2009 Equity Incentive Plan, as amended and restated (as amended, the "Plan"), to attract and retain independent trustees, executive officers and other key employees and service providers. The Plan provides for the grant of options to purchase common shares, share awards, share appreciation rights, performance units and other equity-based awards. Share awards under the Plan vest over a period determined by the Board of Trustees, generally over three to five years. The Company pays or accrues for dividends on share-based awards. All outstanding share awards are subject to full or partial accelerated vesting upon a change in control and upon death or disability or certain other employment termination events as set forth in the award agreements.

As of December 31, 2024, there were 1,177,236 common shares available for issuance under the Plan.

Service Condition Share Awards

From time to time, the Company awards restricted common shares under the Plan to members of the Board of Trustees, officers and employees. These shares generally vest over three to five years based on continued service or employment.

The following table provides a summary of service condition restricted share activity for the years ended December 31, 2024, 2023 and 2022:

	Shares		Weighted-Average Grant Date Fair Value
Unvested at January 1, 2022	567,431	$	22.53
Granted	143,795	$	21.72
Vested	(107,303)	$	26.23
Forfeited	(36,606)	$	22.80
Unvested at December 31, 2022	567,317	$	21.60
Granted	113,084	$	15.04
Vested	(183,721)	$	23.14
Forfeited	(53,131)	$	16.72
Unvested at December 31, 2023	443,549	$	19.88
Granted	139,134	$	16.11
Vested	(171,508)	$	21.20
Forfeited	(3,127)	$	15.69
Unvested at December 31, 2024	408,048	$	18.07

The fair value of each of these service condition restricted share awards is determined based on the closing price of the Company's common shares on the grant date and compensation expense is recognized on a straight-line basis over the vesting period.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized approximately $3.4 million, $3.5 million and $3.8 million, respectively, of share-based compensation expense related to these awards in the accompanying consolidated statements of operations and comprehensive income. As of December 31, 2024, there was $3.3 million of total unrecognized share-based compensation expense related to unvested restricted shares. The unrecognized share-based compensation expense is expected to be recognized over the weighted-average remaining vesting period of 1.5 years.

Performance-Based Equity Awards

On February 13, 2019, the Board of Trustees approved a target award of 126,891 performance-based equity awards to officers and employees of the Company. In January 2022, none of these awards vested and the Company issued no common shares to officers or employees. The actual number of common shares that vested was based on the performance criteria defined in the award agreements for the period of performance from January 1, 2019 through December 31, 2021.

On February 12, 2020, the Board of Trustees approved a target award of 161,777 performance-based equity awards to officers and employees of the Company. In January 2023, following the completion of the performance period from January 1, 2020 through December 31, 2022, the Company issued 51,686 common shares in settlement of the awards, based on the performance criteria defined in the award agreements.

On February 18, 2021, the Board of Trustees approved a target award of 189,348 performance-based equity awards to officers and employees of the Company. In January 2024, following the completion of the performance period from January 1, 2021 through December 31, 2023, the Company issued 71,677 common shares in settlement of the awards, based on the performance criteria defined in the award agreements.

On May 16, 2022, the Board of Trustees approved a target award of 175,898 performance-based equity awards to officers and employees of the Company. These awards will vest, if at all, in 2025. The actual number of common shares that ultimately vest will be from 0% to 200% of the target award and will be determined in 2025 based on the performance criteria defined in the award agreements for the period of performance from January 1, 2022 through December 31, 2024.

On February 17, 2023, the Board of Trustees approved a target award of 314,235 performance-based equity awards to officers and employees of the Company. These awards will vest, if at all, in 2026. The actual number of common shares that ultimately vest will be from 0% to 200% of the target award and will be determined in 2026 based on the performance criteria defined in the award agreements for the period of performance from January 1, 2023 through December 31, 2025.

On February 15, 2024, the Board of Trustees approved a target award of 322,950 performance-based equity awards to officers and employees of the Company. These awards will vest, if at all, in 2027. The actual number of common shares that ultimately vest will be from 0% to 200% of the target award and will be determined in 2027 based on the performance criteria defined in the award agreements for the period of performance from January 1, 2024 through December 31, 2026.

The grant date fair value of the performance awards, with market conditions, were determined using a Monte Carlo simulation method with the following assumptions (dollars in millions):

Performance Award Grant Date	Percentage of Total Award	Grant Date Fair Value by Component	Volatility	Interest Rate	Dividend Yield
February 13, 2019					
Relative and Absolute Total Shareholder Return	65.00% / 35.00%	$4.5	26.00%	2.52%	4.20%
February 12, 2020					
Relative Total Shareholder Return	100.00%	$4.9	23.40%	1.41%	—%
February 18, 2021					
Relative Total Shareholder Return	100.00%	$6.0	56.00%	0.19%	—%
May 16, 2022					
Relative Total Shareholder Return	100.00%	$5.3	58.70%	2.72%	—%
February 17, 2023					
Relative and Absolute Total Shareholder Return	70.00% / 30.00%	$6.0	61.60%	4.31%	—%
February 15, 2024					
Relative and Absolute Total Shareholder Return	70.00% / 30.00%	$6.6	38.50%	4.38%	—%

In the table above, the Relative Total Shareholder Return and Absolute Total Shareholder Return components are market conditions as defined by ASC 718.

Dividends on unvested performance-based equity awards accrue over the vesting period and will be paid on the actual number of shares that vest at the end of the applicable period. The Company recognizes compensation expense on a straight-line basis through the vesting date.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized approximately $6.0 million, $5.6 million and $4.8 million, respectively, of share-based compensation expense related to performance-based equity awards in the accompanying consolidated statements of operations and comprehensive income. As of December 31, 2024, there was approximately $6.6 million of unrecognized compensation expense related to these performance-based equity awards which will be recognized over the weighted-average remaining vesting period of 1.7 years.

Long-Term Incentive Partnership Units

LTIP units, which are also referred to as profits interest units, may be issued to eligible participants for the performance of services to or for the benefit of the Operating Partnership. LTIP units are a class of partnership unit in the Operating Partnership and receive, whether vested or not, the same per-unit profit distributions as the other outstanding units in the Operating Partnership, which equal per-share distributions on common shares. LTIP units are allocated their pro-rata share of the Company's net income (loss). Vested LTIP units may be converted by the holder, at any time, into an equal number of common Operating Partnership units and thereafter will possess all of the rights and interests of a common Operating Partnership unit, including the right to redeem the common Operating Partnership unit for a common share in the Company or cash, at the option of the Operating Partnership.

As of December 31, 2024, the Operating Partnership had two classes of LTIP units, LTIP Class A units and LTIP Class B units. All of the outstanding LTIP units are held by officers of the Company.

On February 18, 2021, the Board of Trustees granted 600,097 LTIP Class B units to executive officers of the Company. These LTIP units will vest ratably on January 1, 2023, 2024, 2025 and 2026, contingent upon continued employment with the Company. The fair value of each award was determined based on the closing price of the Company's common shares on the grant date of $22.69 per unit with an aggregate grant date fair value of $13.6 million.

On February 17, 2023, the Board of Trustees granted 131,276 LTIP Class B units to executive officers of the Company. These LTIP units will vest ratably on January 1, 2024, 2025 and 2026, contingent upon continued employment with the Company. The fair value of each award was determined based on the closing price of the Company's common shares on the grant date of $15.04 per unit with an aggregate grant date fair value of $2.0 million.

On February 15, 2024, the Board of Trustees granted 136,353 LTIP Class B units to executive officers. These LTIP units will vest ratably on January 1, 2025, 2026 and 2027, contingent upon continued employment with the Company. The fair value of each award was determined based on the closing price of the Company's common shares on the grant date of $16.13 per unit with an aggregate grant date fair value of $2.2 million.

As of December 31, 2024, the Operating Partnership had 994,837 LTIP units outstanding, of which 470,920 LTIP units have vested. As of December 31, 2023, the Operating Partnership had 858,484 LTIP units outstanding, of which 277,136 LTIP units have vested. Only vested LTIP units may be converted to OP units, which in turn can be tendered for redemption as described in *Note 7. Equity*.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized approximately $4.2 million, $3.4 million and $2.8 million, respectively, in expense related to these LTIP units. As of December 31, 2024, there was $5.0 million of unrecognized share-based compensation expense related to LTIP units. The aggregate expense related to the LTIP unit grants is presented as non-controlling interest in the Company's accompanying consolidated balance sheets.

Note 9. Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains) to its shareholders. It is the Company's current intention to adhere to these requirements and maintain the Company's qualification for taxation as a REIT. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. However, as a REIT, the Company is still subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income of TRSs, including our TRS lessees, are subject to federal, state and local income taxes.

For federal income tax purposes, the cash distributions paid to the Company's common shareholders and preferred shareholders may be characterized as ordinary income, return of capital (generally non-taxable) or capital gains. Tax law permits certain characterization of distributions which could result in differences between cash basis and tax basis distribution amounts.

The following characterizes distributions paid per common share and preferred share on a tax basis for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022	
	Amount	%	Amount	%	Amount	%
Common Shares:						
Ordinary non-qualified income	$ —	— %	$ 0.0400	100.00 %	$ 0.0419	83.80 %
Qualified dividend	—	— %	—	— %	—	— %
Capital gain	—	— %	—	— %	0.0081	16.20 %
Return of capital	0.0300	100.00 %	—	— %	—	— %
Total	$ 0.0300	100.00 %	$ 0.0400	100.00 %	$ 0.0500	100.00 %
Series E Preferred Shares:						
Ordinary non-qualified income	$ 0.9786	81.87 %	$ 1.5938	100.00 %	$ 1.6684	83.75 %
Qualified dividend	—	— %	—	— %	—	— %
Capital gain	—	— %	—	— %	0.3238	16.25 %
Return of capital	0.2167	18.13 %	—	— %	—	— %
Total	$ 1.1953	100.00 %	$ 1.5938	100.00 %	$ 1.9922	100.00 %
Series F Preferred Shares:						
Ordinary non-qualified income	$ 0.9671	81.87 %	$ 1.5750	100.00 %	$ 1.6488	83.75 %
Qualified dividend	—	— %	—	— %	—	— %
Capital gain	—	— %	—	— %	0.3200	16.25 %
Return of capital	0.2142	18.13 %	—	— %	—	— %
Total	$ 1.1813	100.00 %	$ 1.5750	100.00 %	$ 1.9688	100.00 %
Series G Preferred Shares:						
Ordinary non-qualified income	$ 0.9786	81.87 %	$ 1.5938	100.00 %	$ 1.6684	83.75 %
Qualified dividend	—	— %	—	— %	—	— %
Capital gain	—	— %	—	— %	0.3238	16.25 %
Return of capital	0.2167	18.13 %	—	— %	—	— %
Total	$ 1.1953	100.00 %	$ 1.5938	100.00 %	$ 1.9922	100.00 %
Series H Preferred Shares:						
Ordinary non-qualified income	$ 0.8750	81.87 %	$ 1.4250	100.00 %	$ 1.4917	83.75 %
Qualified dividend	—	— %	—	— %	—	— %
Capital gain	—	— %	—	— %	0.2895	16.25 %
Return of capital	0.1938	18.13 %	—	— %	—	— %
Total	$ 1.0688	100.00 %	$ 1.4250	100.00 %	$ 1.7812	100.00 %

The common and preferred distributions declared on December 15, 2021 and paid on January 18, 2022 were treated as 2022 distributions for tax purposes.

The common and preferred distributions declared on December 15, 2022 and paid on January 17, 2023 were treated as 2022 distributions for tax purposes.

The common and preferred distributions declared on December 15, 2023 and paid on January 16, 2024 were treated as 2023 distributions for tax purposes.

The common and preferred distributions declared on December 15, 2024 and paid on January 15, 2025 will be treated as 2025 distributions for tax purposes.

The Company's provision (benefit) for income taxes consists of the following (in thousands):

	For the year ended December 31,					
	2024		2023		2022	
Current:						
Federal	$	1,197	$	237	$	253
State and local		1,658		418		24
Total current provision	$	2,855	$	655	$	277
Deferred:						
Federal		(25,280)		—		—
State and local		(3,203)		—		—
Total deferred provision (benefit)	$	(28,483)	$	—	$	—
Income tax expense (benefit)	$	(25,628)	$	655	$	277

A reconciliation of the statutory federal tax expense (benefit) to the Company's income tax expense (benefit) is as follows (in thousands):

	For the year ended December 31,					
	2024		2023		2022	
Statutory federal tax expense (benefit)	$	(5,379)	$	16,808	$	17,906
State income tax expense (benefit), net of federal tax expense (benefit)		(1,829)		409		4
REIT income not subject to tax		9,800		(16,536)		(17,402)
Change in valuation allowance		(28,368)		973		(495)
Other		148		(999)		264
Income tax expense (benefit), net	$	(25,628)	$	655	$	277

The significant components of the Company's deferred tax assets as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31, 2024		December 31, 2023	
Deferred Tax Assets:				
Net operating loss carryover	$	34,125	$	39,385
State taxes and other		7,671		5,596
Depreciation		31		99
Total deferred tax asset before valuation allowance	$	41,827	$	45,080
Valuation allowance		(13,344)		(45,080)
Deferred tax asset net of valuation allowance	$	28,483	$	—

The Company evaluates its deferred tax assets each reporting period to determine if it is more likely than not that those assets will be realized or if a valuation allowance is needed. At December 31, 2023, the Company provided a valuation allowance against its federal and state deferred tax assets. During the third quarter of 2024, due to the TRS no longer having a three-year cumulative loss and continued improvement in the Company's financial results coming out of the COVID-19 pandemic and the projected future taxable income of its TRS, the Company determined that the release of a significant portion of its federal and state valuation allowance was appropriate. The change in the valuation allowance was a $31.7 million decrease in 2024 and $3.0 million increase in 2023. The Company has provided a valuation allowance against a portion of its state deferred tax assets at December 31, 2024 due to the uncertainty of realizing the loss in future years.

As of December 31, 2024 and 2023, the Company had no material unrecognized tax benefits. As a policy, the Company recognizes penalties and interest accrued related to unrecognized tax benefits as a component of income tax expense, however, there are currently no such accruals. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. Due to the net operating loss carryforward, tax years 2020 through 2024 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Note 10. Earnings Per Share

The following is a reconciliation of basic and diluted earnings per common share (in thousands, except share and per-share data):

	For the year ended December 31,					
	2024		**2023**		**2022**	
Numerator:						
Net income (loss) attributable to common shareholders	$	(46,767)	$	(113,270)	$	(124,059)
Less: dividends paid on unvested share-based compensation		(37)		(41)		(45)
Net income (loss) available to common shareholders — basic and diluted	$	(46,804)	$	(113,311)	$	(124,104)
Denominator:						
Weighted-average number of common shares — basic and diluted		119,774,655		121,813,042		130,453,944
Net income (loss) per share available to common shareholders — basic	$	(0.39)	$	(0.93)	$	(0.95)
Net income (loss) per share available to common shareholders — diluted	$	(0.39)	$	(0.93)	$	(0.95)

For the years ended December 31, 2024, 2023 and 2022, 1,215,533, 1,108,816 and 1,079,474, respectively, of unvested service condition restricted shares and performance-based equity awards were excluded from diluted weighted-average number of common shares, as their effect would have been anti-dilutive. For the years ended December 31, 2024, 2023 and 2022, the 29,441,175 common shares underlying the Convertible Notes have been excluded from diluted shares as their effect would have been anti-dilutive.

The LTIP and OP units held by the non-controlling interest holders have been excluded from the denominator of the diluted earnings per share as there would be no effect on the amounts since the limited partners' share of income (loss) would also be added or subtracted to derive net income (loss) available to common shareholders.

Note 11. Commitments and Contingencies

Hotel Management Agreements

The Company's hotel properties are operated pursuant to management agreements with various management companies. The remaining terms of these management agreements are up to 9 years, not including renewals, and up to 28 years, including renewals. The majority of the Company's management agreements are terminable at will by the Company upon paying a termination fee and some are terminable by the Company upon sale of the property, with, in some cases, the payment of termination fees. Most of the agreements also provide the Company the ability to terminate based on failure to achieve defined operating performance thresholds. Termination fees range from zero to up to three times the annual base management and incentive management fees, depending on the agreement and the reason for termination. Certain of the Company's management agreements are non-terminable except upon the manager's breach of a material representation or the manager's failure to meet performance thresholds as defined in the management agreement.

The management agreements require the payment of a base management fee generally between 1% and 4% of hotel revenues. Under certain management agreements, the management companies are also eligible to receive an incentive management fee if hotel operating income, cash flows or other performance measures, as defined in the agreements, exceed certain performance thresholds. The incentive management fee is generally calculated as a percentage of hotel operating income after the Company has received a priority return on its investment in the hotel.

For the years ended December 31, 2024, 2023 and 2022, combined base and incentive management fees were $40.8 million, $39.3 million and $39.6 million, respectively. Base and incentive management fees are included in other direct and indirect expenses in the Company's accompanying consolidated statements of operations and comprehensive income.

Reserve Funds

Certain of the Company's agreements with its hotel managers, franchisors, ground lessors and lenders have provisions for the Company to provide funds, typically 4.0% of hotel revenues, sufficient to cover the cost of (a) certain non-routine repairs and maintenance to the hotels and (b) replacements and renewals to the hotels' furniture, fixtures and equipment.

Restricted Cash

At December 31, 2024 and 2023, the Company had $10.9 million and $9.9 million, respectively, in restricted cash, which consisted of funds held in cash management accounts held by a lender, reserves for replacement of furniture and fixtures, and reserves to pay for real estate taxes, ground rent or property insurance under certain hotel management agreements or loan agreements.

Hotel, Ground and Finance Leases

At December 31, 2024, the following hotels were subject to leases as follows:

Lease Properties	Lease Type	Lease Expiration Date	
Restaurant at Southernmost Beach Resort	Operating lease	April 2029	
Paradise Point Resort & Spa	Operating lease	May 2050	
Harbor Court Hotel San Francisco	Finance lease	August 2052	
Hotel Monaco Washington DC	Operating lease	November 2059	
Argonaut Hotel	Operating lease	December 2059	
Hotel Zephyr Fisherman's Wharf and Retail	Operating lease	February 2062	
Viceroy Santa Monica Hotel	Operating lease	September 2065	
Estancia La Jolla Hotel & Spa	Operating lease	January 2066	
San Diego Mission Bay Resort	Operating lease	July 2068	
1 Hotel San Francisco	Operating lease	March 2070	(1)
Hyatt Regency Boston Harbor	Operating lease	April 2077	
The Westin Copley Place, Boston	Operating lease	December 2077	(2)
The Liberty, a Luxury Collection Hotel, Boston	Operating lease	May 2080	
Jekyll Island Club Resort and Restaurant	Operating lease	January 2089	
Hotel Zeppelin San Francisco	Operating and finance lease	June 2089	(4)
Hotel Zelos San Francisco	Operating lease	June 2097	
Hotel Palomar Los Angeles Beverly Hills	Operating lease	January 2107	(3)
Margaritaville Hollywood Beach Resort	Operating lease	July 2112	

(1) The expiration date assumes the exercise of a 14-year extension option.
(2) No payments are required through maturity.
(3) The expiration date assumes the exercise of all 19 five-year extension options.
(4) The expiration date assumes the exercise of a 30-year extension option.

The Company's leases may require minimum fixed rent payments, percentage rent payments based on a percentage of revenues in excess of certain thresholds or rent payments equal to the greater of a minimum fixed rent or percentage rent. Minimum fixed rent may be adjusted annually by increases in the consumer price index and may be subject to minimum and maximum increases. Some leases also contain certain restrictions on modifications that can be made to the hotel structures due to their status as national historic landmarks.

The Company records expense on a straight-line basis for leases that provide for minimum rental payments that increase in pre-established amounts over the remaining terms of the leases. Ground rent expense is included in real estate taxes, personal property taxes, property insurance and ground rent in the Company's accompanying consolidated statements of operations and comprehensive income.

The components of ground rent expense for the years ended December 31, 2024, 2023 and 2022 are as follows (in thousands):

	For the year ended December 31,					
		2024		2023		2022
Fixed ground rent	$	19,187	$	19,133	$	18,538
Variable ground rent		20,288		20,252		18,931
Total ground rent	$	39,475	$	39,385	$	37,469

Future maturities of lease liabilities for the Company's operating leases at December 31, 2024 were as follows (in thousands):

2025	$	20,735
2026		21,031
2027		20,983
2028		21,077
2029		20,941
Thereafter		1,542,673
Total lease payments	$	1,647,440
Less: Imputed interest		(1,326,699)
Present value of lease liabilities	$	320,741

Litigation

The nature of the operations of hotels exposes the Company's hotels, the Company and the Operating Partnership to the risk of claims and litigation in the normal course of their business. The Company has insurance to cover certain potential material losses. The Company is not presently subject to any material litigation nor, to the Company's knowledge, is any material litigation threatened against the Company.

Note 12. Supplemental Information to Statements of Cash Flows

	(in thousands)					
	For the year ended December 31,					
		2024		2023		2022
Interest paid, net of capitalized interest	$	100,417	$	105,519	$	82,851
Interest capitalized	$	4,710	$	1,825	$	1,434
Income taxes paid (refunded)	$	2,584	$	(2,549)	$	(2,303)
Non-Cash Investing and Financing Activities:						
Distributions payable on common shares/units	$	1,264	$	1,261	$	1,316
Distributions payable on preferred shares/units	$	10,601	$	10,601	$	10,902
Issuance of common shares for Board of Trustees compensation	$	745	$	754	$	738
Issuance of common shares for OP units redemption	$	—	$	3,515	$	—
Issuance of common units in connection with hotel acquisition	$	—	$	—	$	390
Issuance of preferred units in connection with hotel acquisition	$	—	$	—	$	77,610
Accrued additions and improvements to hotel properties	$	1,817	$	65	$	(2,759)
Right of use assets obtained in exchange for lease liabilities	$	—	$	—	$	1,005
Write-off of fully depreciated building, furniture, fixtures and equipment	$	52,945	$	7,267	$	72,532
Write-off of fully amortized deferred financing costs	$	8,841	$	1,199	$	19,595

Note 13. Operating Segment Information

The Company invests in luxury and upper-upscale hotels located in major U.S. cities and resort properties located near our primary target urban markets and select destination resort markets, with an emphasis on major gateway coastal markets. In this note, the Company refers to hotels and resorts as "hotels". These hotels provide lodging, food and beverage services, and a range of amenities, including banquet and meeting space, fitness centers, swimming pools, spas, golf courses and other lifestyle amenities. The Company's Chief Executive Officer, who serves as the Chief Operating Decision Maker ("CODM"), evaluates the performance, allocates capital resources and manages the overall operating and investing strategy of each hotel individually. The Company's hotels are not managed on a consolidated basis. Given these factors, the Company considers each hotel to be an operating segment. Because all of the Company's hotels offer similar full-service products, services and facilities, serve a similar mix of business and leisure customers, have similar economic characteristics and risks, and utilize similar methods to distribute their products and services via third-party management companies, all hotels have been aggregated into a single segment for reporting purposes.

All operating segments adhere to the same accounting policies as those described in *Note. 2 Summary of Significant Accounting Policies.* The CODM evaluates the performance of each operating segment using hotel earnings before interest taxes depreciation and amortization ("Hotel EBITDA"), comparing it to prior reporting periods, forecasts and industry/peer benchmarks on a monthly basis to make decisions and allocate resources. Additionally, the CODM considers other performance indicators such as Total Revenue, Revenue per Available Room (RevPAR), Average Daily Rate (ADR) and Occupancy to assess performance. The CODM does not rely on segment assets or aggregated data by brand, property type, or geographic region to make strategic, operational, investment or resource allocation decisions.

The following table presents the Company's segment hotel revenues, Hotel EBITDA, including significant hotel expenses and its reconciliation to Net income (loss) for the years ended December 31, 2024, 2023 and 2022.

	(in thousands)					
	For the year ended December 31,					
	2024		**2023**		**2022**	
Revenues:						
Total revenues	$	1,453,309	$	1,419,949	$	1,391,891
Less: Corporate and other revenues		7,084		10,484		8,607
Hotel revenues		1,446,225		1,409,465		1,383,284
Significant hotel expenses:						
Room expenses		250,875		248,020		225,992
Food and beverage expenses		273,731		264,163		243,543
Hotel general and administrative		119,308		120,122		116,183
Hotel sales and marketing		94,490		94,187		86,483
Hotel operations and maintenance		120,677		119,277		111,191
Hotel management fee		42,326		40,782		41,304
Hotel real estate taxes, personal property taxes, property insurance and ground rent		124,142		120,062		122,194
Other segment items [1]		51,507		51,565		51,969
Hotel EBITDA		369,169		351,287		384,425
Depreciation and amortization		(229,531)		(240,645)		(239,583)
Interest expense		(112,432)		(115,660)		(99,988)
Impairment		(48,146)		(81,788)		(89,633)
Gain on sale of hotel properties		—		30,375		6,194
Business interruption insurance income and gain on insurance settlement		48,574		32,985		—
Income tax (expense) benefit		25,628		(655)		(277)
Corporate and other [2]		(53,246)		(50,175)		(46,119)
Net income (loss)	$	16	$	(74,276)	$	(84,981)

_____
[1] Other segment items include expenses incurred for parking, spa, franchise fees and other hotel operating expenses.
[2] Corporate and other include corporate general and administrative and other operating income and expenses.

Pebblebrook Hotel Trust
Schedule III--Real Estate and Accumulated Depreciation
As of December 31, 2024
(in thousands)

Description	Encumbrances	Initial Costs Land	Initial Costs Building and Improvements	Initial Costs Furniture, Fixtures and Equipment	Cost Capitalized Subsequent to Acquisition (†)	Gross Amount at End of Year Land	Gross Amount at End of Year Building and Improvements	Gross Amount at End of Year Furniture, Fixtures and Equipment	Gross Amount at End of Year Total	Accumulated Depreciation	Net Book Value	Year of Original Construction	Date of Acquisition	Depreciation Life
Hotel Monaco Washington DC	$ —	$ —	$ 60,630	$ 2,441	$ 24,298	$ —	$ 79,940	$ 7,429	$ 87,369	$ 38,790	$ 48,579	1839	9/9/2010	3-40 years
Skamania Lodge	—	7,130	44,987	3,523	52,384	11,969	85,157	10,898	108,024	37,755	70,269	1993	11/3/2010	3-40 years
Hyatt Centric Delfina Santa Monica	—	18,784	81,580	2,295	22,425	18,784	99,127	7,173	125,084	41,107	83,977	1972	11/19/2010	3-40 years
Argonaut Hotel	—	—	79,492	4,247	4,192	—	84,601	3,330	87,931	33,111	54,820	1907	2/16/2011	3-40 years
The Westin San Diego Gaslamp Quarter	—	25,537	86,089	6,850	34,557	25,537	117,995	9,501	153,033	51,852	101,181	1987	4/6/2011	1-40 years
Mondrian Los Angeles	—	20,306	110,283	6,091	26,475	20,306	130,767	12,082	163,155	58,457	104,698	1959	5/3/2011	3-40 years
W Boston	—	19,453	63,893	5,887	20,413	19,453	79,625	10,568	109,646	37,589	72,057	2009	6/8/2011	2-40 years
Hotel Zetta San Francisco	—	7,294	22,166	290	18,377	7,294	35,789	5,044	48,127	17,818	30,309	1913	4/4/2012	3-40 years
W Los Angeles - West Beverly Hills	—	24,403	93,203	3,600	33,825	24,403	120,255	10,373	155,031	53,612	101,419	1969	8/23/2012	3-40 years
Hotel Zelos San Francisco	—	—	63,430	3,780	14,097	—	75,217	6,090	81,307	31,123	50,184	1907	10/25/2012	3-40 years
Embassy Suites San Diego Bay - Downtown	—	20,103	90,162	6,881	30,725	20,103	118,922	8,846	147,871	48,795	99,076	1988	1/29/2013	3-40 years
The Hotel Zags	—	8,215	37,874	1,500	(1,781)	5,197	37,247	3,364	45,808	16,993	28,815	1962	8/28/2013	3-40 years
Hotel Zephyr Fisherman's Wharf	—	—	116,445	3,550	43,416	—	155,336	8,075	163,411	61,644	101,767	1964	12/9/2013	3-40 years
Hotel Zeppelin San Francisco	—	12,561	43,665	1,094	38,026	12,562	76,506	6,278	95,346	36,014	59,332	1913	5/22/2014	1-45 years
The Nines, a Luxury Collection Hotel, Portland	—	18,493	92,339	8,757	18,641	18,493	102,812	16,925	138,230	43,569	94,661	1909	7/17/2014	3-40 years
Hotel Palomar Los Angeles Beverly Hills	—	—	90,675	1,500	15,556	—	101,058	6,673	107,731	34,338	73,393	1972	11/20/2014	3-40 years
Revere Hotel Boston Common	—	41,857	207,817	10,596	(37,343)	17,367	186,284	19,276	222,927	73,610	149,317	1972	12/18/2014	3-40 years
LaPlaya Beach Resort & Club	—	112,575	82,117	6,733	33,545	113,307	111,297	10,366	234,970	32,426	202,544	1968	5/21/2015	3-40 years
1 Hotel San Francisco	—	—	105,693	3,896	39,407	—	134,135	14,861	148,996	34,764	114,232	2005	11/30/2018	3-40 years

Pebblebrook Hotel Trust
Schedule III--Real Estate and Accumulated Depreciation
As of December 31, 2024
(in thousands)

Description	Encumbrances	Initial Costs			Cost Capitalized Subsequent to Acquisition (1)	Gross Amount at End of Year				Accumulated Depreciation	Net Book Value	Year of Original Construction	Date of Acquisition	Depreciation Life
		Land	Building and Improvements	Furniture, Fixtures and Equipment		Land	Building and Improvements	Furniture, Fixtures and Equipment	Total					
Chaminade Resort & Spa	—	22,590	37,114	6,009	18,899	22,653	52,785	9,174	84,612	18,800	65,812	1985	11/30/2018	3-40 years
Harbor Court Hotel San Francisco	—	—	79,009	6,190	2,054	—	80,269	6,984	87,253	18,364	68,889	1926/1991	11/30/2018	3-40 years
Viceroy Santa Monica Hotel	—	—	91,442	5,257	19,829	—	105,843	10,685	116,528	26,676	89,852	1967/2002	11/30/2018	3-40 years
Le Parc at Melrose	—	17,876	65,515	2,496	14,247	17,960	75,873	6,301	100,134	18,775	81,359	1970	11/30/2018	3-40 years
Montrose at Beverly Hills	—	16,842	58,729	6,499	3,582	16,842	60,756	8,054	85,652	16,103	69,549	1976	11/30/2018	3-40 years
Chamberlain West Hollywood	—	14,462	43,157	5,983	2,652	14,482	44,903	6,869	66,254	12,787	53,467	1970/2005	11/30/2018	3-40 years
Hotel Ziggy	—	12,440	36,932	3,951	7,435	12,440	42,439	5,879	60,758	12,193	48,565	1954	11/30/2018	3-40 years
The Westin Copley Place, Boston	—	—	291,754	35,780	20,551	—	308,716	39,369	348,085	80,194	267,891	1983	11/30/2018	3-40 years
The Liberty, a Luxury Collection Hotel, Boston	—	—	195,797	15,126	8,499	—	201,762	17,660	219,422	45,678	173,744	1851/2007	11/30/2018	3-40 years
Hyatt Regency Boston Harbor	—	—	122,344	6,862	10,572	—	131,535	8,243	139,778	28,702	111,076	1993	11/30/2018	3-40 years
George Hotel	—	15,373	65,529	4,489	1,190	15,373	66,367	4,841	86,581	14,797	71,784	1928	11/30/2018	3-40 years
Viceroy Washington DC	—	18,686	60,927	2,838	(5,047)	14,035	56,886	6,483	77,404	16,778	60,626	1962	11/30/2018	3-40 years
Hotel Zena Washington DC	—	19,035	60,402	2,066	29,368	19,035	85,851	5,985	110,871	21,408	89,463	1972	11/30/2018	3-40 years
Paradise Point Resort & Spa	—	—	199,304	22,032	21,933	257	210,987	32,025	243,269	56,771	186,498	1962	11/30/2018	3-40 years
Hilton San Diego Gaslamp Quarter	—	33,017	131,926	7,741	26,986	33,017	152,838	13,815	199,670	34,279	165,391	2000	11/30/2018	3-40 years
Margaritaville Hotel San Diego Gaslamp Quarter	—	—	74,768	8,830	57,914	23,472	99,092	18,948	141,512	28,887	112,625	2005	11/30/2018	3-40 years
L'Auberge Del Mar	—	33,304	92,297	5,393	15,593	33,316	104,124	9,147	146,587	24,528	122,059	1989	11/30/2018	3-40 years
San Diego Mission Bay Resort	—	—	80,733	9,458	29,118	95	101,076	18,138	119,309	35,010	84,299	1962	11/30/2018	3-40 years
Southernmost Beach Resort	—	90,396	253,954	8,676	43,170	92,006	286,129	18,061	396,196	57,365	338,831	1958-2008	11/30/2018	3-40 years
The Marker Key West Harbor Resort	—	25,463	66,903	2,486	1,849	25,463	67,434	3,804	96,701	14,671	82,030	2014	11/30/2018	3-40 years
Hotel Chicago Downtown, Autograph Collection	—	39,576	114,014	7,608	(54,148)	25,181	72,681	9,188	107,050	19,419	87,631	1998	11/30/2018	3-40 years

Pebblebrook Hotel Trust
Schedule III--Real Estate and Accumulated Depreciation
As of December 31, 2024
(in thousands)

Description	Encumbrances	Initial Costs			Cost Capitalized Subsequent to Acquisition (1)	Gross Amount at End of Year				Accumulated Depreciation	Net Book Value	Year of Original Construction	Date of Acquisition	Depreciation Life
		Land	Building and Improvements	Furniture, Fixtures and Equipment		Land	Building and Improvements	Furniture, Fixtures and Equipment	Total					
The Westin Michigan Avenue Chicago	—	44,983	103,160	23,744	(56,701)	25,684	63,665	25,837	115,186	32,663	82,523	1963/1972	11/30/2018	3-40 years
Jekyll Island Club Resort	—	—	88,912	5,031	24,410	—	105,369	12,984	118,353	20,124	98,229	1886/1986	7/22/2021	2-40 years
Margaritaville Hollywood Beach Resort(2)	140,000	—	244,230	22,288	12,502	—	253,139	25,881	279,020	37,876	241,144	2015	9/23/2021	3-40 years
Estancia La Jolla Hotel & Spa(3)	55,413	—	104,280	3,646	28,200	267	124,610	11,249	136,126	18,023	118,103	2004	12/1/2021	2-40 years
Inn on Fifth	—	50,503	95,826	7,989	3,177	50,503	98,385	8,607	157,495	11,236	146,259	1960	5/11/2022	3-40 years
Newport Harbor Island Resort	—	43,287	118,227	12,817	60,599	43,287	168,324	23,319	234,930	25,380	209,550	1969	6/23/2022	3-40 years
	$ 195,413	$ 834,544	$ 4,549,725	$ 334,796	$ 779,668	$ 800,143	$ 5,153,908	$ 544,682	$ 6,498,733	$ 1,530,854	$ 4,967,879			

(1) Disposals are reflected as reductions to cost capitalized subsequent to acquisition.
(2) Encumbrance on Margaritaville Hollywood Beach Resort is presented at face value, which excludes unamortized deferred financing costs of $1.7 million at December 31, 2024.
(3) Encumbrance on Estancia La Jolla Hotel & Spa is presented at face value, which excludes unamortized deferred financing costs of $0.2 million at December 31, 2024.

Pebblebrook Hotel Trust

Schedule III--Real Estate and Accumulated Depreciation - Continued

As of December 31, 2024

(in thousands)

Reconciliation of Real Estate and Accumulated Depreciation:

Reconciliation of Real Estate:

Balance at December 31, 2021	$	6,766,803
Acquisitions		331,249
Capital expenditures		105,626
Disposal of Assets		(359,083)
Other		(115,214)
Balance at December 31, 2022	$	6,729,381
Capital expenditures		188,520
Disposal of Assets		(400,705)
Other		(70,914)
Balance at December 31, 2023	$	6,446,282
Capital expenditures		148,314
Disposal of Assets		(52,945)
Other		(42,918)
Balance at December 31, 2024	$	6,498,733

Reconciliation of Accumulated Depreciation:

Balance at December 31, 2021	$	1,066,409
Depreciation		238,278
Disposal of Assets		(124,253)
Balance at December 31, 2022	$	1,180,434
Depreciation		239,422
Disposal of Assets		(103,589)
Balance at December 31, 2023	$	1,316,267
Depreciation		228,332
Disposal of Assets		(8,958)
Other		(4,787)
Balance at December 31, 2024	$	1,530,854

The aggregate cost of properties for federal income tax purposes is approximately $6.1 billion as of December 31, 2024.

Corporate Information

Executive Officers

Jon E. Bortz
Chairman of the Board of Trustees and Chief Executive Officer

Raymond D. Martz
Co-President, Chief Financial Officer, Treasurer and Secretary

Thomas C. Fisher
Co-President and Chief Investment Officer

Board of Trustees

Jon E. Bortz
Chairman of the Board of Trustees, Chief Executive Officer Pebblebrook Hotel Trust

Cydney C. Donnell
Founder and President Zella Properties, LLC

Ron E. Jackson
President and CEO Meadowbrook Golf

Phillip M. Miller
President and CEO Miller Management Group

Michael J. Schall
Advisor to the CEO Essex Property Trust, Inc.

Bonny W. Simi
Lead Trustee, President of Operations Joby Aviation, Inc.

Earl E. Webb
Founder and Managing Partner 9th Green Advisors, LLC

Annual Meeting of Shareholders

The 2025 Annual Meeting of Shareholders will be held on May 23, 2025, at 9:00 AM ET at the offices of Hunton Andrews Kurth LLP, 2200 Pennsylvania Ave, NW Suite 900 Washington, DC 20037

Corporate Address

Pebblebrook Hotel Trust
4747 Bethesda Avenue
Suite 1100
Bethesda, MD 20814

(240) 507-1300 (phone)
(240) 396-5626 (fax)

Visit our website at:
www.pebblebrookhotels.com

Legal Counsel

Hunton Andrews Kurth LLP
Richmond, Virginia

Transfer Agent

EQ Shareowner Services
1110 Centre Pointe Curve Suite 101
Mendota Heights, MN 55120

800-468-9716

Stock Listing

Pebblebrook Hotel Trust is traded on the New York Stock Exchange under the symbol PEB. The number of beneficial shareholders as of March 7, 2025 was approximately 45,018.

SEC Form 10-K and Other Information

Copies of the Company's 2024 Annual Report on Form 10-K, charters of the board committees, code of ethics and corporate governance guidelines are available on our website. For printed copies (which will be provided free of charge to shareholders), send written requests to:

Pebblebrook Hotel Trust
Investor Relations Department
4747 Bethesda Avenue
Suite 1100
Bethesda, MD 20814

Dividends

The Company paid cash dividends of $0.04 per share on its common shares in 2024.

The Company paid cash dividends of $1.5938 per share on its 6.375% Series E Cumulative Redeemable Preferred Shares in 2024.

The Company paid cash dividends of $1.5750 per share on its 6.3% Series F Cumulative Redeemable Preferred Shares in 2024.

The Company paid cash dividends of $1.5938 per share on its 6.375% Series G Cumulative Redeemable Preferred Shares in 2024.

The Company paid cash dividends of $1.4250 per share on its 5.7% Series H Cumulative Redeemable Preferred Shares in 2024.

Independent Registered Public Accountants

KPMG LLP
McLean, Virginia



NYSE: PEB

www.pebblebrookhotels.com

Follow us on X at @PebblebrookPEB

4747 Bethesda Avenue, Suite 1100, Bethesda, MD 20814 | (240) 507-1300